 As filed with the Securities and Exchange Commission on January 18, 2000
                                                     Registration No. 333-89783
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                 Pre-Effective

                             Amendment No. 3
                                      to

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------

                           CARBON ENERGY CORPORATION
            (Exact name of registrant as specified in its charter)
         Colorado                    1311                    84-1515097
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification    Identification Number)
     incorporation or            Code Number)
      organization)

                           Carbon Energy Corporation
                           1700 Broadway, Suite 1150
                             Denver, CO 80290-1101
                                (303) 860-1575
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                              Patrick R. McDonald
                     President and Chief Executive Officer
                           Carbon Energy Corporation
                           1700 Broadway, Suite 1150
                             Denver, CO 80290-1101
                                (303) 860-1575
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  COPIES TO:
   Mark R. Levy, Esq. Holland & Hart LLP 555 17th Street, Suite 3200 Denver,
                         Colorado 80202 (303) 295-8000

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                                ---------------

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              Subject to Completion, dated January 18, 2000.

                           CARBON ENERGY CORPORATION

                               OFFER TO EXCHANGE

 Shares of Common Stock of Carbon Energy Corporation for any and all Shares of
                      Common Stock of CEC Resources Ltd.

   Our offer will expire at 5:00 P.M., New York City time on February   ,
2000, unless extended.

   Carbon Energy Corporation is offering to exchange one share of our common stock for each share of common stock of CEC Resources Ltd. ("CEC"). If all CEC's shareholders accept our offer, in the aggregate we will issue approximately 1,521,400 shares of our common stock. CEC's Board of Directors has approved this transaction.

   CEC's common shares are traded on the American Stock Exchange under the
symbol "CGS." On      , 2000, the closing price for CEC's common shares was
$    . Carbon's common stock is not currently traded on a national securities exchange or other public trading market. Carbon has made application to list its common stock on the American Stock Exchange and anticipates that the listing of its common stock will be approved by the American Stock Exchange upon completion of the exchange offer. Carbon has reserved the trading symbol "CRB."

   You have until 5:00 p.m., New York City time, on February   , 2000 to
accept our offer, unless extended. At that time, our offer and your withdrawal rights will expire. This prospectus and the enclosed letter of transmittal describe how to accept our offer. Directors and executive officers of CEC who hold in the aggregate 580,346 shares of CEC's common shares, representing approximately 38% of CEC's voting power, have stated their intention to accept our offer. After the exchange offer, CEC will be a subsidiary of Carbon.

   The Carbon common stock we are offering involves a high degree of risk. See "Risk Factors" beginning on page 13 of this prospectus for a discussion of the risks you should consider in connection with our offer and an investment in Carbon's common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is     , 2000.


   The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                           CARBON ENERGY CORPORATION

                                  PROSPECTUS

                                 Introduction

   Please read this prospectus carefully. It describes our and CEC's businesses and finances. We have prepared this prospectus so that you will have the information necessary to make a decision on the exchange offer.

   You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to exchange shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

                               Table of Contents

PROSPECTUS SUMMARY..........................................................   3
RISK FACTORS................................................................  13
SOURCES OF INFORMATION ABOUT CARBON AND CEC.................................  15
FORWARD-LOOKING STATEMENTS..................................................  15
THE EXCHANGE OFFER..........................................................  15
 General....................................................................  15
 Background Of The Exchange Offer/Exchange Agreement........................  16
 CEC's Reasons For Recommending The Exchange Offer..........................  21
 Valuation of CEC and BFC...................................................  22
 Our Reasons For The Exchange Offer.........................................  22
 Intentions Of The Directors And Officers Of CEC............................  22
 Interests Of Certain Persons In The Exchange Offer.........................  22
 Description of Exchange Agreement..........................................  24
 Expiration Date............................................................  25
 Exchange Of CEC Stock For Carbon Common Stock..............................  25
 Book-Entry Transfer Procedures.............................................  27
 Exchange Agent.............................................................  27
 Guaranteed Delivery Procedures.............................................  28
 Condition To The Exchange..................................................  28
 Termination Of The Exchange Offer..........................................  26
 Withdrawal Rights..........................................................  27
 Fees And Expenses..........................................................  29
 Regulatory Matters.........................................................  30
 Accounting Treatment.......................................................  30
 Possible Effects of the Exchange Offer.....................................  30
 Second Step Merger.........................................................  31
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...............................  31
 Scope and Limitation Advice................................................  31
 Taxation of U.S. Shareholders..............................................  32
 Basic Treatment of Exchange Transaction for U.S. Shareholders..............  32
 Passive Foreign Investment Company Considerations for U.S. Shareholders....  33
 Taxation of Non-U.S. Shareholders..........................................  34
 Estate Tax for Non-U.S. Shareholders.......................................  35
 Information Reporting and Backup Withholding...............................  35
CANADIAN FEDERAL INCOME TAX CONSEQUENCES....................................  36
 Holders Resident in Canada.................................................  36
 Holders Not Resident in Canada.............................................  38

UNAUDITED PRO FORMA FINANCIAL INFORMATION..................................  39
INFORMATION ABOUT CEC......................................................  45
 Overview of Business......................................................  45
 CEC Selected Financial Data...............................................  46
 CEC Management's Discussion and Analysis of Financial Condition and
  Results of Operations....................................................  47
 Properties................................................................  54
 Legal Proceedings.........................................................  60
 Changes in and Disagreements with Accountants on Accounting and Financial
  Disclosure...............................................................  60
 Quantitative and Qualitative Disclosures about Market Risk................  61
INFORMATION ABOUT CARBON...................................................  63
 Business..................................................................  63
 Carbon Selected Financial Data............................................  64
 Our Management's Discussion and Analysis of Financial Condition and
  Results of Operations....................................................  64
 Properties................................................................  70
 Legal Proceedings.........................................................  77
 Charges in and Disagreements with Accountants on Accounting and Financial
  Disclosure...............................................................  77
 Quantitative and Qualitative Disclosures about Market Risk................  77
OUR MANAGEMENT.............................................................  79
 Executive Directors and Officers..........................................  79
 Committees of the Board of Directors......................................  80
 Executive Compensation....................................................  81
 Stock Option Grants and Exercises.........................................  81
 1999 Stock Option and Restricted Stock Plans..............................  82
 Directors' Compensation...................................................  83
 Indemnification and Limitation of Liability...............................  83
 Employment Agreement......................................................  84
PRINCIPAL SHAREHOLDERS OF OUR COMPANY......................................  85
PRINCIPAL SHAREHOLDERS OF CEC..............................................  86
CERTAIN RELATIONSHIPS AND TRANSACTIONS.....................................  87
DESCRIPTION OF OUR CAPITAL STOCK...........................................  88
 Common Stock..............................................................  88
 Preferred Stock...........................................................  88
 Certain Effects of Authorized but Unissued Stock..........................  89
 American Stock Exchange Listing...........................................  89
 Transfer Agent............................................................  89
COMPARISON OF SHAREHOLDERS' RIGHTS.........................................  90
LEGAL MATTERS.............................................................. 101
EXPERTS.................................................................... 101
WHERE YOU CAN FIND MORE INFORMATION........................................ 101
INDEX TO FINANCIAL STATEMENTS.............................................. F-1

                               PROSPECTUS SUMMARY

   This Summary highlights selected information that we present more fully in other sections of this prospectus. To understand this exchange offer, you should read the entire prospectus carefully, including the "Risk Factors" and the financial statements of Carbon Energy Corporation and its predecessor Bonneville Fuels Corporation and the financial statements of CEC Resources Ltd. included in this prospectus.

Carbon Energy Corporation

1700 Broadway, Suite 1150
Denver, Colorado 80290-1101
(303) 860-1575

   We are an independent oil and gas company engaged in the exploration, development and production of natural gas and crude oil, principally in the states of Colorado, Kansas, New Mexico, Texas, and Utah. Our business and assets are presently comprised of the assets and property of Bonneville Fuels Corporation ("BFC") which we acquired on October 29, 1999. On October 28, 1999, CEC assigned to Carbon the rights of CEC to acquire all outstanding shares of BFC. Yorktown Energy Partners III, L.P. ("Yorktown") and CEC formed Carbon for the purpose of acquiring BFC and making this exchange offer.

CEC Resources Ltd.

1700 Broadway, Suite 1150
Denver, Colorado 80290-1101
(303) 860-1575

   CEC is an independent oil and gas company engaged in the exploration, development and production of natural gas and crude oil and the acquisition and development of interests in oil and gas properties in the provinces of Alberta and Saskatchewan, Canada. CEC also owns an interest in one natural gas liquids extraction plant and several gas gathering and compression systems in Alberta.

Yorktown Energy Partners III, L.P.

410 Park Avenue, Suite 1900
New York, New York 10025
(212) 515-2113

   Yorktown Energy Partners III, L.P. was formed in 1997 with $253.7 million of commmitted capital. Yorktown has invested in companies in different sectors of the energy industry. The manager of Yorktown is Yorktown Partners LLC ("Yorktown Partners") which manages two predecessor partnerships which invested $75 million from February 1991 through June 1997. Yorktown's equity investment in Carbon provided the funds for our purchase of BFC. Yorktown owns almost all of Carbon shares outstanding prior to the exchange offer and will continue to own at least 74% of outstanding Carbon shares after the exchange offer.

Summary of Exchange Offer

 Terms of Our Offer

   We are offering to exchange one share of our common stock for each share of CEC common stock held by you.

   All shares of CEC common stock properly tendered and not withdrawn will be exchanged at the one-for-one exchange rate, on the terms and subject to the condition of the exchange offer. We will promptly return any shares of CEC common stock if the condition of the exchange offer are not met. The exchange offer does not require any minimum number of shares of CEC common stock to be tendered and does not have a maximum amount of CEC common stock that can be tendered and accepted.

 Expiration Date

   You have until 5:00 p.m., New York City time, on February   , 2000 to accept
our offer, unless extended. At that time, our offer will expire. If we extend the expiration date, we will publicly announce the extension as soon as practicable after we make the extension and in any event no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.

 Withdrawal Rights

   You may withdraw tenders of your shares of CEC common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of CEC common stock by following the exchange offer procedures again prior to the expiration of the exchange offer.

   Our offer may be terminated if any court or governmental authority issues an order restraining, enjoining or otherwise prohibiting consummation of the exchange offer.

 Procedures For Tendering Your Shares Of CEC Common Stock

   If you hold certificates for shares of CEC common stock, you must complete and sign the letter of transmittal designating the number of CEC shares you wish to tender and return the letter with your stock certificates and any other documents required by the letter of transmittal, by registered mail, return receipt requested, so that it is received by the exchange agent at one of the addresses listed in "The Exchange Offer--The Exchange Agent" before the
expiration of the exchange offer on February   , 2000.

   If you hold shares of CEC common stock through a broker, you should receive instructions from your broker on how to participate. In this situation, you do not need to complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

   If you hold certificates for shares of CEC common stock or if you hold CEC shares through a broker, you may also comply with the procedures for guaranteed delivery.

 Guaranteed Delivery Procedures

   Holders of CEC common stock who wish to tender their shares and whose shares are not immediately available or who cannot deliver their certificates for CEC common stock, the letter of transmittal or any other documentation required by the letter of transmittal to the exchange agent prior to the expiration date must tender their shares of CEC common stock according to the guaranteed delivery procedures described in "The Exchange Offer--Guaranteed Delivery Procedures."

 Acceptance of CEC Common Stock and Delivery of Carbon Common Stock

   Subject to the satisfaction or waiver of the condition to the exchange offer, we will accept for exchange any and all shares of CEC common stock that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The Carbon common stock to be delivered in exchange for your shares of CEC common stock will be delivered promptly following the expiration of our offer.

 No Dissenters' Rights

   No dissenters' rights are available to shareholders of CEC in connection with the exchange offer.

 Exchange Agent

   Harris Trust and Savings Bank is serving as the exchange agent in connection with our exchange offer.

 Possible Effects of the Exchange Offer

   The exchange of shares of CEC common stock in the exchange offer will reduce the number of holders of CEC common stock and the number of shares of CEC common stock that might otherwise trade publicly. Depending on the number of shares of CEC common stock exchanged, the liquidity and market value of the remaining shares of CEC common stock could be adversely affected. CEC's common stock is listed on the American Stock Exchange ("AMEX"). Depending on the number of shares of CEC common stock exchanged pursuant to the exchange offer, CEC common stock may no longer meet the requirements of the AMEX for continued listing. AMEX will normally consider delisting a stock if:

  . the number of shares publicly held (other than those held by officers, directors, controlling shareholders or other family or concentrated holdings) is less than 200,000; or

  . the the total number of public shareholders is less than 300; or

  . the aggregate market value of shares publicly held is less than $1,000,000.

Either the AMEX or CEC may initiate the delisting of CEC common stock from the AMEX. CEC intends to consider initiating this process if CEC does not meet any one of these requirements for continued listing after the exchange offer. Because holders of approximately 40% of the outstanding shares of CEC have stated their intentions to accept the exchange offer, we anticipate that CEC common stock will be delisted from the AMEX, whether initiated by the AMEX or CEC. If the shares of CEC common stock were to be delisted from the AMEX, the market for such shares could be adversely affected. It is possible that such shares might be traded on other securities markets. The extent of the public market for the shares of CEC common stock would, however, depend upon the number of holders and/or the aggregate market value of such shares remaining at that time, the interest in maintaining a market in such shares on the part of securities firms and the possible termination of registration of CEC common stock under the Securities Exchange Act of 1934 ("Exchange Act").

   CEC's common stock is currently registered under the Exchange Act. Such registration may be terminated by CEC upon application to the Securities and Exchange Commission ("SEC") if the outstanding shares of CEC common stock are not listed upon a national securities exchange and if there are fewer than 300 holders of record of such shares. Termination of registration of the CEC common stock under the Exchange Act would reduce the information required to be furnished by CEC to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the filing of periodic SEC reports, the requirement of furnishing a proxy statement pursuant to Section 14(a), and the short-swing profit recovery provisions of Section 16(b), no longer applicable to CEC shares.

   If we acquire control of CEC upon completion of the exchange offer, we intend to conduct its business in substantially the same manner as currently conducted. We expect that CEC will be able to finance its exploration and development programs from cash generated by its operations and existing bank financings. CEC's activities will be primarily limited to Canada. However, CEC has acquired leases covering approximately 51,000 acres in Nebraska on which it plans to drill an exploratory well in early 2000.

   Carbon and CEC expect that Patrick R. McDonald and Kevin D. Struzeski will continue as President and Chief Financial Officer of CEC, respectively, after completion of the exchange offer. Carbon has not determined whether, after completion of the exchange offer, it will decrease the size of the Board of Directors of CEC or change any of the persons on the Board of Directors of CEC.

Background of the Exchange Offer/Exchange and Financing Agreement

   The information in this section regarding the deliberations of CEC's Board of Directors and the actions of CEC's management and legal and financial advisors is based on information furnished by CEC. Patrick R. McDonald, the President of Carbon, is the President of CEC and a member of CEC's Board of Directors.

   CEC and Carbon believe there are attractive opportunities available for acquisitions of oil and gas properties and exploration and production in both the United States and Canada as a result of improving oil and gas prices, lower exploration and production costs, the divestiture of non-core properties by major oil companies and large independent oil companies and consolidation within the oil and gas industry. CEC's position as a small independent public oil and gas company limits its potential for growth unless steps are taken to increase its size and the value of its oil and gas reserves.

   This exchange offer results from an acquisition of BFC, originally proposed by CEC and completed by Carbon. In order to combine with BFC, obtain financing for the combination with BFC and avoid adverse income tax consequences to CEC, the following actions were taken:

  . CEC entered into an agreement to purchase the shares of BFC from Bonneville Pacific Corporation ("BPC");

  . CEC assigned the agreement to Carbon on Carbon's agreement to make this exchange offer and comply with other terms of an exchange and financing agreement;

  . Carbon closed an equity financing of $24,750,000 from Yorktown for the purpose of Carbon's purchase of all BFC shares;

  .  Carbon completed the purchase of the BFC shares; and

  .  Carbon has made this exchange offer.

   The overall goal of CEC and Carbon is to provide each CEC shareholder with the opportunity to own shares in a company that consists of both BFC and CEC.

   In early May, 1999, CEC learned that BPC would be selling the stock of its Denver based 100% owned subsidiary, BFC. During May, June, July and early August, 1999, CEC participated in a sale process conducted by BPC for the sale of BFC. During that period, CEC conducted due diligence concerning BFC and its properties, submitted various offers for BFC and submitted comments on the form of the stock purchase agreement for the acquisition of BFC prepared by BPC.

   During this period, CEC also conducted discussions with Yorktown Partners LLC (an energy investment firm which is the manager of Yorktown Energy Partners III, L.P.) relating to the financing of the acquisition of BFC by Yorktown. As a result, Yorktown Partners indicated that a partnership managed by Yorktown Partners was willing to purchase common stock of CEC or economically equivalent shares for a total of $24,750,000 at $5.50 per share in order to provide equity financing for the purchase of BFC shares. Yorktown Partners also stated that it wished to have this investment made through a United States corporation.

   On August 11, 1999, CEC and BPC signed the BFC stock purchase agreement. Under the BFC stock purchase agreement, CEC agreed to purchase all BFC outstanding stock from BPC at a price of $23,857,951 in cash, subject to certain adjustments, with debt less working capital of approximately $6,500,000 remaining at BFC (referred to as "net debt"). On October 14, 1999, Carbon, CEC and Yorktown signed the exchange and financing agreement providing for an assignment of the BFC stock purchase agreement to Carbon, the purchase of common stock of Carbon by Yorktown for $24,750,000, and the exchange offer made by this prospectus. This purchase of Carbon stock by Yorktown was at a price of $5.50 per share. On October 29, 1999, Carbon completed the purchase of BFC.

   The exchange offer gives each shareholder of CEC the opportunity to become a shareholder in Carbon which will be a substantially larger oil and gas company than CEC alone. Carbon owns BFC, and, it is anticipated Carbon will own more than a majority of CEC. The formation of Carbon results from Yorktown's desire for making its investment in a United States corporation and unfavorable tax consequences that would have resulted by reincorporating CEC from an Alberta corporation with Canadian assets into a U.S. corporation with both Canadian and U.S. assets. For a more complete description of the background surrounding the purchase of BFC, the formation of Carbon and the making of the exchange offer, see "The Exchange Offer-- Background of the Exchange Offer/Exchange Agreement".

Recommendation of the Board of Directors of CEC

   CEC's Board of Directors believes that the terms of the exchange offer are fair to and in the best interest of CEC and its shareholders. In reaching its decision, CEC's Board considered a number of factors, including the terms and anticipated benefits of the acquistion of BFC, the opportunity for CEC's shareholders to participate in Carbon by accepting the exchange offer, the tax consequences of the exchange offer, and other factors. For a more complete description of the factors considered by CEC's Board, see "The Exchange Offer-- CEC's Reasons for Recommending the Exchange Offer."

Intentions of the Board of Directors of CEC

   Directors and executive officers of CEC who hold, in the aggregate, 580,346 shares of outstanding CEC common stock, representing approximately 38.1% of CEC's outstanding shares, have stated their intention to accept our stock in the exchange offer.

United States Federal Income Tax Consequences

   Holland & Hart LLP, tax counsel to CEC, has rendered an opinion, that for U.S. federal income tax purposes, (1) the transactions contemplated by the exchange offer will constitute a tax-free B reorganization, assuming that Carbon acquires at least 80% of the outstanding stock of CEC pursuant to the exchange offer, and (2) the transactions contemplated by the exchange offer likely constitute part of a tax-free Section 351 transaction even if the transactions contemplated by the exchange offer do not qualify as a B reorganization. See "United States Federal Income Tax Consequences." Non-U.S. shareholders who receive Carbon stock in the exchange may be subject to U.S. tax with respect to their investment in Carbon common stock or may otherwise be affected by U.S. tax law. The summary of U.S. federal income tax consequences of the exchange set forth in "United States Federal Income Tax Consequences" does not cover all U.S. federal income tax aspects of the exchange and may not be applicable to every CEC shareholder exchanging shares. Therefore, you are urged to consult your tax advisor regarding the United States federal income tax consequences unique to your situation.

Canadian Federal Income Tax Consequences

   Subject to the specific exceptions referred to under "Canadian Federal Income Tax Consequences" below, the exchange of CEC common stock for Carbon common stock will generally be tax-free to non-Canadian holders of CEC common stock for Canadian federal income tax purposes.

   Canadian holders of CEC common stock will not benefit from tax-free treatment for Canadian federal income tax purposes and will have to recognize a gain or loss equal to the difference between the fair market value of the Carbon common stock and the aggregate of the adjusted cost base of the CEC common stock and any reasonable costs of disposition.

   The tax considerations to you resulting from your individual position and the exchange may be complex. Carbon recommends that you read carefully the discussion under "Canadian Federal Income Tax Consequences" and consult with your own advisors as to the Canadian federal, provincial or territorial tax consequences.

   An opinion on these Canadian tax matters has been rendered by Bennett Jones, counsel to CEC. Their opinion is subject to the assumptions and qualifications set forth under "Canadian Federal Income Tax Consequences."

Accounting Treatment

   We will account for the exchange offer as a purchase of CEC in accordance with generally accepted accounting principles. For a discussion of the application of purchase accounting to this transaction, see "The Exchange Offer--Accounting Treatment."

Comparison of Shareholders' Rights

   CEC shareholders who accept our exchange offer will become shareholders of Carbon and be governed by our articles of incorporation and bylaws and the Colorado Business Corporation Act. There are a number of differences between our articles of incorporation and bylaws and the Colorado Business Corporation Act and the articles of association and bylaws of CEC and the Alberta Business Corporations Act. These differences are discussed under "Comparison Of Shareholders' Rights."

Interests of Certain Persons in the Exchange Offer

   In considering whether to accept our offer, you should consider the interests various executive officers and directors have in the exchange offer. Patrick R. McDonald, President of CEC, and Kevin Struzeski, Chief Financial Officer-Treasurer of CEC, have entered into employment agreements with Carbon. In addition, Mr. McDonald and Mr. Struzeski have been granted restricted stock of Carbon and stock options to acquire shares of its common stock. CEC paid bonuses in October, 1999, to Mr. McDonald and Mr. Struzeski in recognition of their role in the purchase of BFC and the exchange offer. The employment agreements replace employment agreements with CEC and were negotiated on an arms'-length basis with Yorktown. For a description of these interests, see "The Exchange Offer--Interests of Certain Persons in the Exchange Offer."

Second Step Merger

   After the exchange offer, it is possible that we may merge CEC with a wholly-owned Canadian subsidiary of Carbon. We will not make any decision as to whether to do a second-step merger until after completion of the exchange offer. Whether we decide to proceed with the merger depends on a number of factors which cannot be ascertained at the present time, including the number of CEC shares acquired in our offer, the relative attractiveness of the merger compared to other possible investments, the availability of financing to fund any cash payments required to effect the merger and the U.S. and Canadian tax consequences of the merger. In such a merger, shareholders of CEC may receive cash, shares of our stock, other securities or a combination of some or all of the foregoing. CEC shareholders will be entitled to dissenters' rights in connection with such a merger.

   We do not currently intend to engage in a second step merger. If we eventually decide to merge CEC with a wholly-owned Canadian subsidiary of Carbon, we will not engage in such a transaction without informing, and receiving approval from, our tax counsel, so that there will be no adverse tax effect on shareholders who have accepted the exchange offer.

   For a U.S. Shareholder (as defined in "United States Federal Income Tax Consequences--Scope and Limitation Advice") whose CEC common stock is not exchanged under the exchange offer and is disposed of in connection with a second step merger, the United States federal income tax consequences would depend on the circumstances of the second step merger including, without limitation, the consideration received by such U.S. Shareholder in the second step merger.

   For a Canadian Holder (as defined in "Canadian Federal Tax Consequences-- Holders Resident in Canada") whose CEC common stock is not exchanged under the exchange offer and is disposed of in connection with a second step merger, the consequences under the Canadian Tax Act would depend on the circumstances of the second step merger including, without limitation, the consideration received by such Canadian Holder in the second step merger.

   However, it is possible that both a U.S. Shareholder and a Canadian Holder will have a taxable event as a result of a second step merger. For example, this would be the case if cash were to be paid in the second step merger.

Summary Selected Financial Data of Carbon

   The following table summarizes financial data for our business. The data is derived from the financial statements of our predecessor, BFC, included elsewhere in this prospectus. In addition to this information, please read our financial statements and the financial statements of Bonneville Fuels Corporation starting on page F-7 and "Information About Carbon--Our Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 64.

                          As of or for
                               the
                           Nine Months
                         Ended September            As of or for the Year
                               30,                   Ended December 31,
                         ----------------  -------------------------------------------
                          1999     1998     1998     1997     1996     1995     1994
                         -------  -------  -------  -------  -------  -------  -------
                                             (In Thousands)
Operating Data:
  Revenue............... $18,254  $12,595  $21,092  $16,539  $15,067  $12,675  $14,956
  Net income (loss).....     933      114   (2,191)     732    4,060      172   (2,950)

Cash Flow Data:
  Cash provided by (used
   in) operating
   activities........... $  (734) $ 2,587  $ 4,696  $ 3,193  $ 4,136  $ 3,016  $ 3,091
  Cash used in investing
   activities...........  (4,654)  (3,828)  (5,948)  (4,442)  (1,025)    (859)  (1,181)
  Cash provided by (used
   in) financing
   activities...........   2,950    1,300    3,450    1,019   (2,760)  (2,090)  (2,046)

Balance Sheet Data:
  Total assets.......... $21,627  $18,726  $22,840  $16,054  $14,524  $13,177  $16,321
  Working capital.......   1,603      688      562    1,491    1,725      628      405
  Long term debt........   8,800    3,700    5,850    2,400    1,700    4,760    6,850
  Stockholder's
   equity(1)............   9,997    9,709    9,063    9,591    8,859    6,774    6,552

--------
(1) Includes debt to parent company (BPC) of $3,787 in 1995 and $3,737 in 1994, which was converted to equity in 1996.

Summary Selected Financial Data of CEC

   The following table summarizes financial data for CEC's business. The data is derived from the financial statements of CEC included elsewhere in this prospectus which were prepared in accordance with Canadian generally accepted accounting principles. In addition to this information, please read the financial statements of CEC starting on page F-30 and "Information About CEC-- CEC Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 47.

                          As of or for
                               the
                           Nine Months
                          Ended August                As of or for the
                               31,                 Year Ended November 30,
                         ----------------  -------------------------------------------
                          1999     1998     1998     1997     1996     1995     1994
                         -------  -------  -------  -------  -------  -------  -------
                                          (in Canadian dollars)
                                             (In thousands)
Operating Data:
  Revenues.............. $ 3,463  $ 2,364  $ 3,253  $ 3,309  $ 3,212  $ 3,794  $ 3,673
  Net income (loss).....    (188)     268      240      605      526      870    1,033

Cash Flow Data:
  Cash provided by
   operating activities
   ..................... $ 1,389  $ 1,218  $ 1,366  $ 1,724  $ 1,656  $ 1,933  $ 2,145
  Cash used in investing
   activities ..........  (7,751)    (489)    (564)  (1,265)  (2,333)  (2,064)  (1,989)
  Cash provided by (used
   in) financing
   activities...........   4,696      (79)    (209)     (98)     604      --       --

Balance Sheet Data:
  Total assets.......... $15,981  $11,444  $11,235  $11,378  $10,166  $ 8,729  $ 7,852
  Working capital.......     182    2,039    2,120    1,149      981      937      684
  Long term debt........   4,850      --       --       --       --       --       --
  Stockholders' equity..   8,380    8,880    8,722    8,691  $ 8,184  $ 7,054  $ 6,184

Summary Pro Forma Consolidated Condensed Financial Information

   The following is summary pro forma consolidated financial information of Carbon and is derived from the historical financial statements of BFC and CEC. This information assumes that the acquisition of BFC and the exchange offer of Carbon shares for CEC shares were consummated at the beginning of relevant periods. This information should be read in connection with the financial statements of Carbon and CEC, beginning on page F-1 of this prospectus and the unaudited pro forma consolidated financial information beginning on page 39 of this prospectus.

                                            As of or for the   As of or for the
                                               Year Ended     Nine Months Ended
                                            December 31, 1998 September 30, 1999
                                            ----------------- ------------------
                                                       (In thousands)
      Operating Data:
        Revenues...........................      $24,332           $20,671
        Net loss...........................       (1,145)              (13)
      Balance Sheet Data:
        Total assets.......................                        $49,089
        Working capital....................                          2,648
        Long term debt.....................                         12,042
        Stockholders' equity...............                         31,493

Comparative Per Share Data

   The table below sets forth, for the periods indicated, the following:

 . the pro forma basic and diluted net income (loss) and book value per share of Carbon common stock after giving effect to the closing of the exchange offer and assuming all shareholders of CEC accept our offer; and

 . the historical basic and diluted net income (loss) and book value per share of CEC common stock which is the same as the equivalent pro forma per share data because the exchange offer is on a one-to-one basis.

   Neither we nor CEC have declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The information presented in this table should be read in conjunction with the pro forma consolidated condensed financial information and the separate financial statements of Carbon and CEC included elsewhere in this prospectus.

                                       As of or for the      As of or for the
                                      nine  months ended        year ended
                                    September  30, 1999(1) December 31, 1998(1)
                                    ---------------------- --------------------
Unaudited Carbon pro forma data:
  Net income (loss) per common
   share--basic....................         $ .00                 $(.19)
  Net income (loss) per common
   share--diluted..................         $ .00                 $(.19)
  Cash dividends paid per common
   share...........................           --                    --
  Book value per common share......         $5.22                 $5.16

--------
(1) Net income (loss) per common share data assumes that the acquisition of BFC was consummated on January 1, 1998 and the exchange offer of Carbon shares for CEC shares was consummated on December 1, 1997. The book value per common share data assumes that the acquisition of BFC was consummated on September 30, 1999 and the exchange offer of Carbon shares for CEC shares was consummated on August 31, 1999.

                                         As of or for the    As of or for the
                                           nine  months         year ended
                                      ended August  31, 1999 November 30, 1998
                                      ---------------------- -----------------
CEC historical equivalent pro forma
 data (translated to US$):
  Net income (loss) per common
   share--basic......................         $(.08)               $ .11
  Net income (loss) per common
   share--diluted....................         $(.08)               $ .11
  Cash dividends paid per common
   share.............................            --                  --
  Book value per common share........         $ 3.68               $3.71

CEC Per Share Market Information

   The common stock of CEC has traded on the American Stock Exchange regular list since July 6, 1995. The common stock initially began trading on the American Stock Exchange Emerging Companies Marketplace on March 24, 1995 about one month after it was divested by Columbus Energy Corp. to its shareholders by a rights offering. The reported high and low sales prices in U.S. dollars for the periods ending below were as follows:

                                                                  High     Low
                                                                 ------- -------
      1999:
        First quarter........................................... $4.7500 $4.1250
        Second quarter..........................................  4.8125  4.1250
        Third quarter...........................................  5.1250  4.1250
        Fourth quarter..........................................  5.1250  4.2500
      1998:
        First quarter........................................... $6.2500 $4.8750
        Second quarter..........................................  5.1250  4.8750
        Third quarter...........................................  5.6250  4.8750
        Fourth quarter..........................................  5.6875  4.2500
      1997:
        First quarter........................................... $5.8750 $4.7500
        Second quarter..........................................  5.2500  4.5000
        Third quarter...........................................  5.1875  4.8750
        Fourth quarter..........................................  7.2500  4.8750

   As of August 11, 1999, the day prior to announcement of the proposed acquisition of BFC stock under the BFC stock purchase agreement, the closing sales price of CEC common stock was $4.375.

   As of      , 2000 the reported closing sales price of CEC common stock was
$      per share.

   As of      , 2000, there were approximately 60 holders of record of CEC common stock and an estimated 430 or more beneficial owners who hold their shares in brokerage accounts.

                                 RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before you decide to accept or reject the exchange offer. The risks and uncertainties we describe below are not the only risks we face. We also face risks common to companies engaged in the exploration, development and production of oil and gas. You should consider all of these risk factors along with the other information contained in the documents to which we have referred you.

   If any of the adverse events described in the following risk factors actually occur or we do not accomplish necessary events described in the risk factors, our business, financial condition and operating results could be materially and adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

We may not be able to successfully integrate BFC and CEC.

   Carbon acquired BFC in October, 1999. The integration and consolidation of the assets and operations of Carbon, BFC and CEC after the exchange offer will present significant management challenges for Carbon. Currently we and CEC use different accounting and computer systems. We plan to integrate these systems but we have not established a definitive time table for integration of such systems or determined the capital required for such integration. In addition, there may be adverse short-term effects on our reported operating results caused by severance payments to certain terminated employees, acquisition costs including legal and accounting fees, difficulties with retention, hiring and training of key employees and risks associated with unanticipated problems or legal liabilities. Carbon cannot assure you that it will be able to successfully integrate the Carbon, BFC and CEC business operations or that the combined company will realize any of the anticipated benefits of the transactions.

You or Carbon could incur United States income taxes.

   As described in the section of this prospectus entitled "United States Federal Income Tax Consequences," no ruling will be requested from the IRS regarding the United States income tax aspects of the exchange. Although Holland and Hart LLP, tax counsel for Carbon, has rendered the opinion set forth in the section of this prospectus entitled "United States Federal Income Tax Consequences," the opinion is limited in scope, is subject to a number of qualifications, limitations and conditions and is subject to the accuracy of certain factual representations made by Carbon. As discussed in "United States Federal Income Tax Consequences," holders of more than 80% of CEC shares must participate in the exchange in order for the exchange to constitute a tax-free B reorganization. If holders of less than 80% of the CEC shares accept the exchange offer, tax-free treatment is less certain, (although still likely), and depends on whether Yorktown's contribution of cash to Carbon and CEC shareholders' subsequent exchange of CEC common stock for Carbon common stock constitute transfers pursuant to the same plan or arrangement for purposes of a tax-free Section 351 transaction. Moreover, an opinion of counsel is not binding on the IRS, and the IRS may successfully take a position contrary to tax counsel's opinion.

Shareholders of CEC who reside in Canada may incur Canadian income taxes by accepting the exchange offer.

   Canadian holders of CEC common stock will not benefit from tax-free treatment for Canadian federal income tax purposes and will have to recognize a gain or loss equal to the difference between the fair market value of the Carbon common stock and the aggregate of the adjusted cost base of the CEC common stock and any reasonable costs of disposition.

   The tax considerations to you resulting from your individual position and the exchange may be complex. You should read carefully the discussion under "Canadian Federal Income Tax Consequences" and consult with your own advisors as to the Canadian federal, provincial or territorial tax consequences.

Yorktown is Carbon's controlling stockholder.

   After the exchange offer, Yorktown will own 74% of Carbon's common stock if all of CEC's shareholders accept the exchange offer and a greater percentage if some of CEC's shareholders do not accept the exchange offer. Accordingly, Yorktown will be able to determine virtually all matters submitted for shareholder approval. The nomination and election of Carbon's directors are subject to the terms of the exchange and financing agreement among Carbon, CEC and Yorktown. Upon termination of the provisions of the exchange and financing agreement relating to the nomination and election of directors, Yorktown will be able to control the election of directors and to determine the corporate and management policies of Carbon. See "The Exchange Offer--Description of Exchange Agreement."

No prior market for Carbon shares exists, and the market price for Carbon shares may decrease after the exchange offer.

   Prior to the exchange offer, there has been no public market for our shares. CEC shares have been traded on the AMEX, but the market was very thin and little trading occurred. There can be no assurance that an active trading market for our common stock will develop or be sustained. There is also uncertainty as to the prices at which our shares will trade. The possibility exists that the trading price for our shares may be lower than the prior market prices for CEC shares. Also, the price of CEC shares may decrease after the exchange offer if holders with a relatively large number of shares decide to sell the shares immediately or shortly after the exchange offer.

   The listing of our common stock on the AMEX is conditioned upon satisfying certain standards, including those relating to the public distribution of our shares. If we do not meet the standards, we would need to arrange for trading of our common stock on another public securities market. We have not inquired about the eligibility of our shares for inclusion on other markets because we expect to meet the AMEX's requirements.

CEC shareholders will not have a readily available market for CEC shares after the exchange offer.

   We anticipate that most CEC shareholders will tender their shares in exchange for Carbon shares. We therefore contemplate that CEC shares will be delisted from the AMEX and may not be traded or quoted on any public market.

We depend heavily on our key personnel.

   We depend to a substantial extent on the expertise and services of our senior management personnel and upon the expertise and services of Patrick R. McDonald, who is our President and Chief Executive Officer and one of our directors. The loss of Mr. McDonald's or of any of our other senior management personnel's services could have a material adverse effect on us. We do not maintain key-man life insurance on any of our personnel.

We may be unable to obtain additional financing.

   We expect to be able to finance our development and exploration programs for the next twelve months from cash generated by our operations and from bank financing. We will seek and evaluate opportunities for the acquisition of oil and gas businesses and properties. Although there are presently no agreements or understandings for any significant acquisitions, future acquisitions may require additional capital investment and bank financing. We cannot assure you as to the availability or terms of any additional capital investment or bank financing that may be required or whether financing will continue to be available under existing or new credit facilities. If sufficient capital resources are not available to us, our ability to make acquisitions may be curtailed, which could have a material adverse effect upon our results of operations and financial condition.

Carbon's technology systems may not be ready for the Year 2000.

   Carbon has not completed a comprehensive analysis of the operational problems and costs that would be reasonably likely to result from any failure of the technology systems of Carbon or of other third parties with which Carbon has significant relationships to be Year 2000 compliant by January 1, 2000. Carbon has made inquiries of the suppliers and manufacturers of its computer systems, including equipment supplied by third parties, and it has been advised that these systems are Year 2000 compliant except in the case of its property management software, which is currently under review regarding Year 2000 compliance. If Carbon's property management software is not Year 2000 compliant, Carbon believes that the cost of replacing such software would not exceed $25,000.

   Carbon has not reviewed all Year 2000 issues with third parties of business importance to Carbon such as its natural gas purchasers, gathering system and plant operators, downstream pipeline operators, equipment and service providers, operators of its oil and gas properties, financial institutions and vendors providing payroll and medical benefits and services. If any of these third parties have Year 2000 issues, Carbon believes that the most serious effect on Carbon would be delays in receiving payment for oil and gas sold to its purchasers. This could have a material adverse effect upon the results of operations and financial condition of Carbon.

   Subsequent to January 1, 2000, Carbon has not experienced any significant operating issues relating to Year 2000 compliance and has not been informed of any Year 2000 compliance issues occurring at third parties with which Carbon has relationships.

Carbon may experience a net loss in 1999 and in 2000 because of an increase in depletion expense.

   Carbon uses in its financial statements the purchase method of accounting for the purchase of BFC, which eliminates the historical net book value of BFC's oil and gas properties and replaces it with the portion of the purchase price allocated to those assets. With a higher net book value carried for those assets, the depletion rate per barrel of oil equivalent ("boe") increases from that used previously by BFC. As a result, the pro forma consolidated income statement of Carbon for the nine months ended September 30, 1999 shows a relatively small net loss (see "Unaudited Pro Forma Financial Information"), and Carbon may report a loss for its year ended December 31, 1999. Carbon may also experience a loss in the year 2000 because of this increase in the depletion rate unless the amount of the increase is offset by other factors. These other factors include, among others, the prices at which the Company's natural gas and oil are sold, any increases in reserves resulting from exploration and development projects of Carbon or any decrease in general and administrative expenses as a result of the combination of BFC and CEC.

                  SOURCES OF INFORMATION ABOUT CARBON AND CEC

   Our business now consists only of BFC's business. Because BFC was acquired in October, 1999, much of the information in this prospectus with respect to BFC is derived from data and records prepared or developed under the prior management of BFC.

   Information and data in this prospectus with respect to CEC has been developed or derived from CEC data and records.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "estimates," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

                              THE EXCHANGE OFFER

General

   We are offering to exchange one share of our common stock for each share of CEC common stock. If all CEC shareholders accept our offer, in the aggregate we will issue approximately 1,521,400 shares of our common stock. Based upon actions on Carbon's application to the American Stock Exchange, we anticipate that the listing of our common stock will be approved by the American Stock Exchange upon completion of the exchange offer, under the trading symbol "CRB." CEC's Board of Directors has approved this exchange offer.

   The exchange offer is open to all holders of CEC common stock. We are sending this prospectus and related exchange offer documents to persons who
held CEC common stock at the close of business on      , 2000. On that date,
there were 1,521,400 shares of CEC common stock outstanding, which were held of record by approximately 60 shareholders. We will also furnish this prospectus and related exchange offer documents to brokers, banks and similar persons whose names or the names of whose nominees appear on CEC's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of CEC common stock.

Background Of The Exchange Offer/Exchange Agreement

   CEC furnished the information in this section regarding the deliberations of CEC's Board of Directors and the actions of CEC's management and legal and financial advisors.

   This exchange offer results from an acquisition of Bonneville Fuels Corporation, originally proposed by CEC and completed by Carbon. In order to combine with BFC, obtain financing for the acquisition of BFC and avoid adverse income tax consequences to CEC and its shareholders, the following actions were taken:

  . CEC entered into an agreement to purchase the shares of BFC from Bonneville Pacific Corporation ("BPC");

  . CEC assigned the agreement to Carbon in return for Carbon's agreement to make this exchange offer and comply with other terms of an exchange and financing agreement;

  . Carbon closed an equity financing of $24,750,000 from Yorktown for the purpose of Carbon's purchase of all BFC shares;

  .  Carbon completed the purchase of the BFC shares; and

  .  Carbon has made this exchange offer.

   The overall goal of CEC and Carbon is to provide each CEC shareholder with the opportunity to own shares in a company that consists of both BFC and CEC.

   The background information stated below explains the long-standing desire of CEC to increase its size through a business combination. It also describes negotiations for the acquisition of BFC from BPC and the separate, although concurrent, discussions by CEC's President with Yorktown Partners for a financing of the purchase of the BFC shares. Prior to the purchase of the BFC shares and this exchange offer, CEC, BPC and Yorktown (including its manager, Yorktown Partners) did not have any affiliations or relationships.

 CEC's Prior Efforts for a Business Combination

   CEC was acquired by the former parent of Columbus Energy Corp. ("Columbus") in 1969 and was acquired by Columbus on July 31, 1984. In February, 1995, Columbus spun off CEC by means of a rights offering. As stated in public reports, since becoming a public company by this spin-off, CEC has pursued a potential business combination. CEC publicly stated that it preferred a company directed by Canadian-based enterpreneurial management who would manage the surviving entity. CEC's management believed that it may be desirable for the surviving entity, if there was sufficient Canadian ownership, to have a dual listing by continuing a listing of common stock on the American Stock Exchange and adding a listing on the Toronto Stock

Exchange. In the spring and fall of 1996, CEC assembled information about CEC's business and properties and spoke with five Canadian oil and gas companies selected by CEC's management about a possible combination. None of these contacts went beyond preliminary discussions for several reasons, including lack of interest on the part of two companies and in one case a differing view of valuations. CEC then put on hold further efforts for a combination until CEC could assign a reasonable asset value to an oil discovery in Canada involving at least several oil-bearing sand formations. In the spring of 1997, CEC restarted its efforts. CEC discussed for approximately four months in 1997 a potential business combination with a Canadian private company whose size was approximately five times that of CEC. The management of CEC deferred discussions with other prospective companies because of the likelihood of reaching a possible transaction with that party. The private company made continuous sales of shares in private placements for the acquistions of properties; and these activities would have made difficult the preparation of necessary filings with the Province of Alberta and the United States Securities and Exchange Commission relating to a combination with CEC. In the view of CEC's management, the focus of the private company on such other acquistions, together with their effects on any necessary filings, prevented the parties from reaching a final agreement.

   In February, 1998, CEC resumed its search for a business combination and also expanded the search to include a sale of a substantial equity interest to one or more potential investors. In the spring of 1998, McDonald Energy, LLC ("McDonald Energy"), a limited liability company owned solely by Patrick R. McDonald, contacted CEC about a potential investment. After negotiations, CEC entered into a stock purchase agreement with McDonald Energy. Under this agreement, McDonald Energy purchased from CEC 70,000 shares of newly issued CEC common stock, representing approximately 4.5% of the outstanding common stock of CEC, for US$5.50 per share.

   In connection with the stock purchase agreement, McDonald Energy was granted a one year option to purchase 250,000 shares of CEC common stock at US$6.00 per share, which was not exercised by McDonald Energy. In accordance with other provisions of the stock purchase agreement, McDonald Energy, through a related entity called CEC Resources Holdings, Inc., acquired 73,800 shares on the open market. Mr. McDonald also entered into an employment agreement with CEC. As required by the employment agreement, Mr. McDonald was granted an option to purchase 78,000 shares of CEC common stock at an exercise price of $5.50 per share.

   In July, 1998, after acquiring CEC shares, Mr. McDonald became President, Chief Executive Officer and a member of the Board of Directors of CEC. Under the stock purchase agreement, he was granted the right to nominate a Canadian resident as a director to stand for election at the 1998 annual shareholders meeting. Loyola Keough was that nominee and was elected as a director at the 1998 annual meeting of CEC. Pursuant to the stock purchase agreement, Harry A. Trueblood, Jr. resigned as President and Chief Executive Officer of CEC in July 1998. Mr. Trueblood continued to serve as Chairman of CEC until the 1998 annual meeting, at which time Mr. Trueblood stood for a re-election as a director, but not as Chairman.

   Mr. McDonald was previously Chairman, President, founder and a substantial shareholder of Interenergy Corporation, which had operated profitably for ten years and was sold in 1997. One of the significant investors in Interenergy Corporation was a partnership managed by Yorktown Partners.

   With Mr. McDonald as its President, CEC adopted a strategy of increasing its natural gas and oil reserves through acquisitions and exploration and development. Mr. McDonald hired a team of professional oil and gas managers and began to develop CEC's Canadian natural gas properties through the acquisition of additional interests in the Carbon Gas Field in Alberta, Canada. Since July, 1998, CEC has completed five transactions resulting in an increase in CEC's proved natural gas and oil reserves in Canada. During 1998 and 1999, CEC management also reviewed and evaluated oil and gas acquisition opportunities in the Rocky Mountain region of the United States.

   In 1998 and early 1999, CEC, through visits by Mr. McDonald as its President, approached institutional investors about providing capital to CEC. CEC is a small oil and gas, exploration and development company with most of its assets in Canada and all of its operations in Canada. CEC has a significant portion of its shares owned by its Board of Directors, a relatively small public float of shares and inactive trading in its common stock on the American Stock Exchange. Potential institutional investors in the United States and Canada expressed to Mr. McDonald disinterest in making a capital investment in CEC because of one or more of these attributes. For example, United States investors expressed concern about the size of CEC and the location of its properties in Canada; Canadian investors expressed concern that CEC was small, that trading of its public stock was in the United States, and that most holders were United States persons. Potential investors were also concerned about a lack of liquidity in the shares.

 Purchase of BFC Shares

   In early May, 1999, an employee of CEC contacted an employee of BFC for advice about an unrelated matter and learned that BPC planned to sell the stock of its Denver-based 100% owned subsidiary, BFC. The CEC employee provided this information to Mr. McDonald, and Mr. McDonald contacted an investment banking firm which represented BPC and was conducting the sale of BFC. As part of the process established by BPC, on May 10, 1999, CEC executed a confidentiality letter and received information relating to the oil and gas wells and reserves owned by BFC. In accordance with the schedule established by BPC, CEC submitted an initial non-binding expression of interest in purchasing BFC for a total of $24,500,000 in cash, plus net debt remaining at BFC equal to approximately $6,500,000. BPC advised CEC that several other parties had also submitted proposals and that BPC would conduct a sale process designed to result in a transaction with the most preferred buyer. BPC also informed CEC that parties who would participate in the next phase of the sales process would be notified between May 19 and May 21, 1999, that the potential bidders could participate in due diligence presentations and a review of information in a data room from May 26 to June 9, 1999, and that final binding bids were due on June 21, 1999.

   On May 21, 1999, CEC was notified that it should conduct additional due diligence and on May 27 and 28, 1999, CEC met with management of BFC and reviewed the business and operations of BFC.

   On June 9, 1999, based on the results of due diligence, CEC advised BPC that if BPC would negotiate on an exclusive basis, CEC would be willing to discuss a transaction to acquire BFC in the range of $28,500,000 in cash plus $6,500,000 in net debt remaining with BFC. Based on discussions with Yorktown, the proposal was not subject to a financing contingency. BPC informed CEC that it would not accept CEC's offer to negotiate exclusively and requested that CEC continue to participate in the sale process.

   On June 18, 1999, BPC advised CEC that a final offer for BFC would be due June 28, 1999. On June 28, 1999, CEC submitted an offer to BPC in the amount of $20,000,000 in cash for the assets of BFC plus the assumption of $6,500,000 in net debt outstanding at March 31, 1999.

   BPC informed CEC in early July that BPC had decided to negotiate a stock purchase agreement with another party. In mid-July, CEC inquired as to whether BPC's position had changed and whether BPC would be willing to discuss further CEC's June 28, 1999 offer. BPC indicated that it would consider that offer if CEC would submit for review comments on the form of the stock purchase agreement prepared by BPC and increase the price it was willing to pay for BFC.

   On July 27, 1999, CEC submitted comments on the form of the stock purchase agreement to BPC for review. During the period July 28 to July 30, BPC and CEC conducted additional negotiations relating to the terms of the proposed stock purchase agreement and the price to be paid for the stock of BFC. BPC advised CEC that CEC's June 28 offer would not be sufficient to ensure the purchase of BFC. Based on discussions with the Board of CEC and Yorktown, on July 30, 1999 CEC agreed to increase its offer for BFC to $24,000,000 in cash for the stock of BFC plus $6,500,000 of net debt remaining with BFC. On July 31, 1999, CEC and BPC executed a letter of intent proposing to accept CEC's offer to purchase BFC and agreeing to negotiate a definitive stock purchase agreement.

   On August 11, 1999, CEC and BPC signed the BFC stock purchase agreement. CEC issued a press release on August 12, 1999 announcing the execution of that agreement. The press release also described the terms of the financing and overall structure involved in the purchase of the BFC shares.

 Yorktown Financing

   CEC realized prior to making any proposed bid that it needed to obtain external financing for its proposed purchase of BFC. Because of Mr. McDonald's past dealings with Yorktown Partners, Mr. McDonald apprised Yorktown Partners of CEC's interest in BFC at the time of CEC's receiving initial information about BFC, and he requested that Yorktown Partners consider providing financing for the transaction. Prior to contacting Yorktown, Mr. McDonald discussed the proposed acquisition of BFC with Harry A. Trueblood, Jr., a director of CEC and a significant shareholder of CEC. At about the same time as contacting Yorktown Partners, Mr. McDonald also discussed with several directors of CEC the interest of CEC in acquiring BFC and seeking financing from Yorktown Partners. Mr. McDonald did not contact the entire Board prior to talking with Yorktown because he believed that a viable possibility of financing was necessary before discussing the BFC transaction with the entire Board.

   All discussions between Yorktown and CEC were conducted by Mr. McDonald with managers of Yorktown Partners. Mr. McDonald informed Yorktown Partners of significant steps being taken by CEC to acquire BFC. In July, 1999 and early August, 1999, Yorktown Partners indicated that a partnership managed by Yorktown Partners was willing to purchase common stock of CEC or economically equivalent shares for a total of $24,750,000 at $5.50 per share in order to provide equity financing for the purchase of BFC shares.

   Yorktown Partners also stated that it wished to have this investment made through a United States corporation. In late July and August, 1999, advisors of CEC reviewed possible transactions for CEC's acquiring BFC through a United States corporation. They concluded that a merger of CEC into a United States corporation would have materially adverse Canadian income tax consequences for CEC and that the exchange offer now being made was the best form for the transaction. The formation of a new Colorado corporation and the assignment of the BFC stock purchase agreement to the new corporation would allow the investment by Yorktown in a United States corporation, Carbon; the exchange offer would permit CEC shareholders to become shareholders of Carbon; and the exchange offer should be tax-free for shareholders of CEC, except for a small number of shareholders who reside in Canada.

   CEC informed BPC that its financing may require that the purchase of BFC stock be made by a United States corporation. As a result, the parties provided in the BFC stock purchase agreement for the possible assignment of the stock purchase agreement to an entity controlled by CEC or a party providing financing for the purchase of the BFC shares.

   CEC did not seriously consider financing sources other than Yorktown Partners for the BFC purchase. Mr. McDonald and the Board of Directors had confidence in the ability and willingness of Yorktown to provide the financing. Yorktown Partners indicated that it was receptive to the idea of a Rocky Mountain based oil and gas exploration and development company, with both Canadian and United States operations. Mr. McDonald and the Board of Directors believed that having Yorktown Partners as the financing party had a number of advantages, including: Yorktown's willingness to provide the financing in the form of common stock; Yorktown's long-term view of investments in businesses like CEC and BFC; Yorktown Partners' focus on energy companies, with all investments made by entities controlled by Yorktown Partners in these types of companies; Yorktown's track record of successes in these investments; Yorktown's successful dealings in the past with Mr. McDonald; and intangible benefits from association with Yorktown Partners. These intangible benefits include enhancing the reputation of Carbon and CEC in the oil and gas industry, because of Yorktown Partners' past successes in investing in energy companies, and thereby improving Carbon's access to opportunities to acquire oil and gas properties.

 Board Actions

   The Board of CEC was advised of actions taken by CEC in discussing and negotiating the acquisition of BFC and requesting and obtaining financing from Yorktown Partners.

   On July 22, 1999, the Board of Directors of CEC met at a regularly scheduled Board meeting. Among items discussed at the meeting, Mr. McDonald explained the then current status of the proposed purchase of BFC stock, including the history of the BFC transaction. The Board reviewed the status of a proposed financing of the BFC purchase by Yorktown Partners, including Yorktown Partners' general willingness to go forward with the financing on the basis of acquiring common stock at $5.50 per share and Yorktown Partners' desire for a United States corporation in which to make the equity financing. The Board discussed the nature of BFC's oil and gas properties, including the location of most of BFC's properties in the Rocky Mountain region where the management of CEC has experience and which is geologically similar to properties in the southern part of Alberta, Canada, the fact that BFC has principally natural gas properties as is the case with CEC, BFC's undeveloped acres where additional reserves may be discovered, and opportunities for recompletion or workover of some existing wells of BFC. CEC's Board directed Mr. McDonald to continue discussions with BPC and Yorktown Partners and to report back to the Board as to the results of those discussions.

   On August 11, 1999, CEC conducted a special Board of Directors meeting during which the BFC transaction and the Yorktown financing were discussed and the purchase of BFC was approved. The Board considered the factors described in "--CEC's Reasons For Recommending The Exchange Offer."

   The Board reviewed the valuation of CEC and BFC by Yorktown based on what would be the economic equivalent of paying $5.50 per share of CEC. The Board believed that this price was fair and consistent with valuation of independent oil and gas companies of similar size based on the experience of the Board, the current market price for the stock of CEC and by the Board's view of valuation methods generally used in the industry.

 Exchange Agreement

   On October 14, 1999, Carbon, CEC and Yorktown signed the exchange and financing agreement ("Exchange Agreement"). Under the Exchange Agreement, Yorktown agreed to acquire 4,500,000 shares of Carbon common stock at a purchase price of $24,750,000 in cash, which is $5.50 per share. Carbon agreed to use the proceeds for the purchase of BFC shares under the BFC stock purchase agreement and to add any remaining proceeds to the working capital of Carbon. CEC agreed to assign to Carbon its rights and obligations under the BFC stock purchase agreement for BFC stock, and Carbon agreed to assume the obligations and terms of CEC under the BFC stock purchase agreement. Also, Carbon, CEC and Yorktown agreed that Carbon would make an offer to all holders of shares of CEC to exchange one share of common stock of Carbon for each outstanding share of CEC, subject only to a few conditions. CEC and its Board of Directors approved this exchange offer. The Exchange Agreement also provided for the adoption of a stock option and restricted stock plan of Carbon, employment agreements with Mr. McDonald and Kevin D. Struzeski, Carbon's Treasurer and Chief Financial Officer.

   The Exchange Agreement further contained provisions regarding the composition of Board of Directors of Carbon. These provisions are described under "--Description of Exchange Agreement" below.

 BFC Closing

   On October 28, 1999, CEC assigned the BFC stock purchase agreement to Carbon. On October 29, 1999, Carbon completed the purchase of BFC for $23,581,000 in cash.

CEC's Reasons For Recommending The Exchange Offer

   CEC's Board of Directors believe that the terms of the exchange offer are fair to and in the best interests of CEC and its shareholders. In reaching its conclusion to approve the BFC stock purchase agreement, the exchange and financing agreement and the exchange offer, CEC's Board consulted with management, as well as its legal and accounting advisors, and considered the following factors:

  . The acquisition of BFC and the exchange offer would result in Carbon being led by the existing management team which has a strong track record in the oil and gas industry. The Board of Directors of CEC believes that the management is a significant component for the future success of Carbon.

  . The structure of the transaction with CEC's current shareholders having the opportunity to participate in the future value of both BFC and CEC as part of Carbon by accepting the exchange offer.

  . Reasons for the acquisition of BFC, including potential growth, the nature of BFC's properties and cost savings that may be realized in the operation of BFC by Carbon. CEC is currently a small independent oil and gas company, with operations in Canada, United States shareholders and limited access to outside capital.

  . The terms of the BFC stock purchase agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

  .  United States and Canadian tax consequences of the transaction.

  . The requirement of Yorktown that its equity financing be made through a United States corporation.

  . The valuation of CEC involved in the equity financing made by Yorktown; alternatives to Yorktown's proposal that had been considered or sought in the past; a previous search by CEC for a business combination, which was conducted prior to Patrick R. McDonald's becoming a significant shareholder, and resulted in no offers.

  .  Valuation methods applicable to CEC and BFC, including:

  (1)The value of the discounted future net revenues of the estimated oil and gas reserves after deduction of royalties, production taxes, operating expenses and capital costs, but before general and administrative expenses;

  (2) values based on multiples of EBITDA (earnings before interest, taxes and depreciation, depletion and amortization); and

     (3) public stock market values for oil and gas exploration and production companies.

  . Current financial market conditions, historical market prices since 1996, volatility and trading information with respect to CEC's common stock. CEC's stock has been inactively traded since CEC became a publicly-held corporation, resulting in illiquid shares. Securities analysts have not followed the common stock of CEC.

  . The likelihood of continuing consolidation in the energy industry and increased competition from larger, well-financed companies.

  . The reports from CEC's management as to the results of its due diligence investigation of BFC and its business.

   The foregoing discussion of the information and factors considered by CEC's Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by CEC's Board. In reaching its determination to approve the stock purchase agreement, the exchange and financing agreement and the exchange offer, the CEC Board concluded that the potential benefits of the purchase of BFC stock and exchange offer outweighed the potential risks, but did not, in view of the wide variety of information and factors considered, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Although directors, executive officers and other personnel of CEC have interests in the exchange offer, as described under "Interests of Certain Persons in the Exchange Offer," CEC's Board did not consider the potential benefits to be received by these individuals as a factor in reaching its decision to approve the BFC stock purchase agreement, the Exchange Agreement and the exchange offer.

Valuation of CEC and BFC

   Before approving the purchase of BFC and the exchange offer, the Board of Directors of CEC reviewed valuations of CEC and BFC. The Board decided not to engage an investment banker for a fairness opinion regarding the equity financing proposed by Yorktown Partners because of the expense and because of the experience of CEC's directors in the valuation of oil and gas properties, the valuation of oil and gas exploration and production companies and the buying and selling of oil and gas companies. The Board of Directors considered three valuation methods in regard to CEC and BFC.

   The first method concerned the value of discounted future net revenues of the estimated oil and gas reserves after deduction of royalties, production taxes, operating expenses and capital costs, but before general and administrative expenses. The Board knew the discounted future net revenue of CEC's estimated reserves as publicly reported and as set forth in "Information About CEC--Properties" as of November 30, 1998. The Board also knew an estimate of CEC's discounted future net revenues as of November 30, 1998, and from significant acquisitions after that date, prepared for internal use by an independent engineering firm using expected future oil and gas prices and expected operating expenses and capital costs. The Board discussed the discounted future net revenue of BFC's estimated reserves, including the amount publicly reported and set forth in "Information About Carbon-- Properties" as of December 31, 1998 and the estimate by CEC's management of BFC's future net revenues using expected future oil and gas prices, operating expenses and capital costs and including estimates of reserves which had been established by BFC through exploration and production activities conducted in the first two quarters of 1999.

   Second, CEC's Board of Directors was aware of multiples of EBITDA as another method commonly used in valuing oil and gas businesses, but did not discuss multiples used in specific comparable transactions. Third, in regard to public market prices, the price of $5.50 per share offered by Yorktown was a premium of 26% over the market price for CEC common stock on August 11, 1999, the date prior to announcing the proposed BFC acquisition. Further, the Board recognized that Yorktown's investment in Carbon or CEC had other benefits, as described above under "Background of the Exchange Offer/Exchange Agreement."

Our Reasons For The Exchange Offer

   As part of the Exchange Agreement in which Carbon obtained the right to purchase BFC stock from CEC, Carbon agreed to make the exchange offer. In approving the Exchange Agreement and the making of the exchange offer, Carbon's Board of Directors concluded that the purchase of the BFC stock and the acquisition of control of CEC pursuant to the exchange offer would result in Carbon being a more significant independent oil and gas company and having a management team with a strong track record in the oil and gas industry.

Intentions Of The Directors And Officers Of CEC

   The directors and executive officers of CEC who own, in the aggregate, 580,346 shares of outstanding CEC common stock, representing approximately 38.1% of CEC's outstanding shares, have stated they intend to accept our offer.

Interests Of Certain Persons In The Exchange Offer

   In considering whether to accept the exchange offer, you should be aware of the interests various executive officers and a director of CEC may have in the exchange offer. In this regard, you should consider, among other things, the employment agreements, stock options, restricted stock grants and bonuses described below.

   In October, 1999, Patrick R. McDonald and Carbon entered into a three-year employment agreement, which provides for Mr. McDonald to be the President and Chief Executive Officer of Carbon at a base salary of not less than US$200,000 per year, to be adjusted on each July 1 for cost of living increases in the U.S. consumer price index. Carbon is to provide Mr. McDonald benefits that he currently receives as an executive of CEC, and is to maintain for his benefit a life insurance policy in the amount of $1 million and a disability insurance policy with terms mutually agreeable to us and Mr. McDonald. According to the employment agreement, Carbon is also to nominate and endorse Mr. McDonald as a director on Carbon's Board of Directors so long as he is an officer of Carbon.

   Either Carbon or Mr. McDonald may terminate the agreement if there is a change in control of Carbon. A change in control includes (1) the acquisition by a third party or a group of 50% or more of the combined voting power for election of Carbon's directors (excluding those owned by Yorktown or entities controlled by Yorktown), or (2) the acquisition of Carbon by merger after which Carbon shareholders do not own more than 2/3 of the outstanding voting securities of the surviving corporation in substantially the same proportion as they owned Carbon prior to the merger, or any sale or exchange or other disposition of all or substantially all of our assets, (3) or the sale or other disposition of more than 50% in fair market value of our assets other than in the ordinary course of business, whether in a single transaction or related transactions, or (4) there is a change in more than a majority of our Board of Directors as a result of a proxy contest waged by a third party unaffiliated with the officer who is the party to the employment agreement and not endorsed by that officer. In the event of a change in control not supported by a majority of our then-existing Board of Directors, Mr. McDonald is to be paid 400% of his compensation upon termination of the employment agreement. In the event of a change in control supported by our then-existing Board of Directors, Mr. McDonald is to be paid 300% of his compensation upon termination of the employment agreement by us or 200% of his compensation upon termination of his employment by him. For this purpose, the term compensation means the average of Mr. McDonald's annual base salary and incentive compensation for the three years prior to the termination date (or such lesser period as he has been employed), taking his base salary and incentive compensation into account at their full annualized rates for any partial year or years. In addition, upon a change in control, any restrictions on outstanding incentive awards (including restricted stock and performance shares) granted to Mr. McDonald will lapse and such incentive awards will become 100% vested. Further, in the event of a change in control, any stock options and stock appreciation rights held by Mr. McDonald will become immediately exercisable and 100% vested.

   If Mr. McDonald's employment is terminated by us for any reason other than "cause" (as defined below) or upon the death or disability of Mr. McDonald or if Mr. McDonald terminates his employment because of a material breach of the employment agreement by Carbon or because of a change in the position of Mr. McDonald with Carbon, then Mr. McDonald is to be paid a lump sum payment equal to 300% of his compensation as defined above. Also, in that event, all his options and restricted stock become 100% vested. "Cause" means (1) repeated refusal to obey written directions of our Board or a superior officer, (2) repeated acts of substance abuse which are materially injurious to Carbon, (3) fraud or dishonesty which is materially injurious to Carbon, (4) breach of any material obligation of nondisclosure or confidentiality owed to Carbon, (5) commission of a criminal offense involving our money or property, or (6) commission of a criminal offense that constitutes a felony.

   If a payment to Mr. McDonald is subject to an excise tax under the Internal Revenue Code, we will pay to Mr. McDonald an additional amount to cover the excise tax on an after-tax basis.

   As required by his employment agreement, Carbon has granted under its 1999 stock option plan to Mr. McDonald an option to acquire 70,000 shares of our common stock at $5.50 per share. Carbon has also granted to Mr. McDonald 30,000 shares of restricted common stock under its 1999 restricted stock plan. The shares subject to the option and the restricted stock vest over three years, with one-third of the stock vested on October 14, 2000 (which is one year from the date of grant) and one-third of the stock vested on each of the second and third anniversaries of the date of grant.

   In October, 1999, we entered into a two-year employment agreement with Mr. Struzeski, which provides for Mr. Struzeski to be the Chief Financial Officer of Carbon at a base salary of US$100,000 per year, together with all benefits offered by us to our employees generally. The employment agreement with Mr. Struzeski provides that either Carbon or Mr. Struzeski may terminate the contract if there is a change in control of Carbon. Change in control is defined in the same manner under this contract as our employment agreement with Mr. McDonald. In the event of a change in control not supported by a majority of our then-existing Board of

Directors, Mr. Struzeski is to be paid 300% of his compensation upon termination of the employment agreement. In the event of a change in control supported by our then-existing Board of Directors, Mr. Struzeski is to be paid 200% of his compensation upon termination of his employment agreement by us or 100% of his compensation upon termination of his employment by him. For this purpose, compensation means the average of Mr. Struzeski's annual base salary and incentive compensation for the two years prior to the date of termination, (or, if he has been employed for less than two years, such lesser number of calendar years during any part of which he has been employed, with his base salary and incentive compensation taken into account at their full annualized rates for any partial year or years), prorated to be a monthly amount and multiplied by the remaining months of the term of his agreement (but not less than 12 months). Also, in the event of a change in control, the restrictions on any outstanding incentive awards (including restricted stock and performance shares) granted to Mr. Struzeski will lapse and such awards and all stock options and stock appreciation rights granted to him will become immediately exercisable and will become 100% vested.

   If Mr. Struzeski's employment is terminated by us for any reason other than "cause" (defined the same as in Mr. McDonald's employment agreement) or upon the death or disability of Mr. Struzeski or if Mr. Struzeski terminates his employment because of a change in the position of Mr. Struzeski with Carbon, Carbon is pay Mr. Struzeski an amount equal to his compensation (pro rated on a monthly basis) multiplied by the remaining months of his employment agreement. Also, in that event, all his options and restricted stock become 100% vested.

   Carbon has also granted to Mr. Struzeski an option to acquire 25,000 shares of common stock at $5.50 per share under its 1999 stock option plan and 10,000 shares of restricted common stock under its 1999 restricted stock plan. The shares subject to the options and the restricted stock vest over three years, with one-third of the stock vested on October 14, 2000 (which is one year from the date of grant) and one-third of the stock vested on each of the second and third anniversaries of the date of grant.

   Messrs. McDonald and Struzeski negotiated with Yorktown for their employment agreements with Carbon and for their stock options and restricted stock grants from Carbon, and each of these items was approved by Carbon's full Board. The discussions with Yorktown on these items were held after CEC had entered into the agreement with BFC for the purchase of BFC shares and after Yorktown had stated the general terms for its investing in Carbon common stock. The employment agreements are similar to agreements existing with CEC, except that Mr. McDonald receives a base annual salary of $200,000 from Carbon (compared to $120,000 which he has received from CEC) and Mr. Struzeski receives a base salary of $100,000 from Carbon (compared to $75,000 from CEC). Messrs. McDonald and Struzeski also participate in a group life insurance program and a disability program for all employees of Carbon and BFC, which were not available from CEC.

   In recognition of Mr. McDonald's role in the purchase of BFC by Carbon and the exchange offer, the Board of Directors of CEC paid in October, 1999 to Mr. McDonald a bonus of $200,000 Canadian (approximately $134,000 U.S.). Similarly, Mr. Struzeski was paid a bonus of $30,000 Canadian (approximately $20,000 U.S.).

Description of Exchange Agreement

   Under the Exchange Agreement, Yorktown agreed to acquire 4,500,000 shares of Carbon common stock at a purchase price of $24,750,000 in cash, or $5.50 per share. Carbon agreed to use these proceeds for the purchase of BFC shares under the BFC stock purchase agreement with any remaining proceeds to be added to its working capital. CEC agreed to assign to Carbon its rights and obligations under the BFC stock purchase agreement and Carbon agreed to assume those rights and obligations. Carbon, CEC and Yorktown agreed that Carbon would make the exchange offer to all CEC shareholders. CEC agreed that its Board would recommend acceptance of the exchange offer. The Exchange Agreement also provided for the adoption of our 1999 stock option plan and our 1999 restricted stock plan, and employment agreements with Mr. McDonald and Mr. Struzeski.

   Carbon, CEC and Yorktown agreed that the Board of Directors of Carbon would consist of five directors. Carbon, CEC and Yorktown agreed that the five directors initially would be David H. Kennedy, a person who passed away and was replaced by Cortlandt S. Dietler, Bryan H. Lawrence, Peter
A. Leidel and Patrick R. McDonald. Upon completion of the exchange offer, if Harry A. Trueblood, Jr. accepts the exchange offer for all CEC common stock owned beneficially by him, the number of Carbon directors will be six and Mr. Trueblood will be the sixth director. As long as Yorktown beneficially owns shares with 50% or more of the outstanding votes in the election of directors of Carbon, Yorktown has the right to designate for nomination two directors. If Yorktown owns beneficially shares with 25% or more but less than 50% of the outstanding votes in the election of directors of Carbon, then Yorktown has the right to designate for nomination one director. Yorktown has no right to designate directors for nomination under the Exchange Agreement if Yorktown owns beneficially shares with less than 25% of the outstanding votes in the election of directors of Carbon. So long as Mr. McDonald is an officer of Carbon, he is to be designated for nomination as a director of Carbon.

   Under the Exchange Agreement, a nominating committee of our Board was established. The nominating committee consists of one Yorktown designated director, Mr. McDonald so long as he is a director of Carbon, and two independent directors. The nominating committee is responsible for determining nominees for the positions of directors of Carbon or persons to be elected by the Board of Directors or shareholders of Carbon to fill any vacancy in the Board of Directors. The nominating committee is required to nominate for director each Yorktown director which Yorktown has the right to designate and has designated. The nominating committee is required to nominate Mr. McDonald if he is entitled to be nominated. The nominating committee will then nominate the remaining directors; at least two of the persons nominated will be independent directors. If the size of the Board is changed and there are not sufficient positions for the election of two independent directors after taking into account the directors designated by Yorktown and Mr. McDonald, then the nominating committee is not required to nominate two independent directors. If there is a vacancy in the position relating to a Yorktown director, the remaining Yorktown director has the right to designate any replacement to fill the vacancy. The nominating committee has the right to designate any replacement to fill any other vacancy. The Exchange Agreement requires that any change in the size or composition of the Board of Directors or the nominating committee be approved by a supermajority vote of the Board consisting of a majority of the entire Board which includes a majority of all Yorktown directors and at least one independent director. Yorktown and Mr. McDonald agreed to take such actions as shareholders of Carbon as necessary to effectuate the election of directors nominated pursuant to the foregoing provisions. The provisions relating to election of directors cease to be effective on October 29, 2009 or, if earlier, when Yorktown owns beneficially shares with less than 25% of the outstanding votes in the election of directors and Mr. McDonald is no longer an officer of Carbon.

   We agreed to grant under our stock option plan substitute options for each option outstanding under the CEC stock option plan. Any option granted by us in substitution for an option granted under the CEC stock option plan will provide that it is being granted in full satisfaction of, and in substitution for, any and all options for CEC stock previously granted under the CEC stock option plan. The material terms and conditions will be the same as those relating to the specific options granted under the terms of CEC stock option plan.

Expiration Date

   You have until 5:00 p.m., New York City time, on February   , 2000 to
accept our offer, unless extended. At that time, our offer will expire. If we extend the expiration date, we will publicly announce the extension as soon as practicable after we make the extension, and in any event no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make a public announcement, we will not have any obligation to publish or communicate the public announcement other than by making a release to the Dow Jones News Services.

Exchange Of CEC Stock For Carbon Common Stock

   If you deliver a properly completed and executed letter of transmittal, which you received along with this prospectus, and stock certificates representing your shares of CEC common stock prior to the expiration date to the exchange agent at its address, then you will have accepted the exchange offer as to the number of shares reflected on the stock certificates delivered. Alternatively, you may comply with the procedures for book-entry transfer or guaranteed delivery described below.

   Except as provided below, all signatures on a letter of transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal (each such institution is referred to in this prospectus as an "eligible institution"). Signatures on a letter of transmittal need not be guaranteed if:

  . the letter of transmittal is signed by the registered holder of the shares of the CEC common stock tendered therewith and the registered holder has not completed the box entitled "Special Exchange
     Instructions" on the letter of transmittal, or

  . the shares of the CEC common stock tendered therewith are for the account of an eligible institution.

   You must choose how to deliver the letter of transmittal, stock certificates and other necessary documents to the exchange agent, and you bear the risk of how you make this delivery. We recommend that you use an overnight or hand delivery service rather than a mail service. In all cases, you should allow sufficient time to assure timely delivery. You should send the letter of transmittal, stock certificates and other necessary documents to the exchange agent at the address provided in this prospectus and the letter of transmittal.

   If you want us to issue the Carbon common stock in a name other than the name in which your CEC stock certificates are registered, you must properly endorse or otherwise place in proper form for transfer your stock certificates so surrendered. The person requesting this exchange must pay to Carbon or the exchange agent any applicable transfer or other taxes required due to the issuance of this certificate. If your CEC certificates are registered in the name of your broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your shares, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If your stock certificates are registered in the name of the registered holder and you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering the letter of transmittal, stock certificates, and other necessary documents, either arrange to register your shares in your name or obtain a properly completed stock power from the registered holder.

   If the letter of transmittal is signed by a person other than the registered holder of any of the CEC common stock listed therein, the stock certificates reflecting ownership of this CEC common stock must be endorsed or accompanied by appropriate stock powers that authorize this person to tender the CEC common stock on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on these stock certificates.

   If the letter of transmittal, any stock certificates representing the CEC common stock tendered, or any stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless waived by us, submit with the letter of transmittal evidence satisfactory to us of their authority to so act.

   After the expiration date the exchange agent will send us written notice of the amount of the outstanding CEC common stock validly tendered in the exchange offer. Promptly after we receive this notice, if all the conditions to the offer are satisfied or waived, then we will exchange each validly tendered share of CEC common stock for shares of Carbon common stock at the exchange rate described above. We then will deliver by registered mail Carbon common stock representing the CEC common stock that has been tendered.

   All questions as to the validity, form, eligibility, acceptance and withdrawal of the tendered shares of the CEC common stock will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all shares of the CEC common stock not properly tendered or any shares of the CEC common stock our acceptance of which would, in the opinion of our counsel, be unlawful. We reserve the absolute right to waive any irregularities or conditions of tenders as to particular shares of the CEC common stock. Unless waived by us, any defects or irregularities in connection with tenders of shares of the CEC common stock must be cured within the time we determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of shares of the CEC common stock or withdrawal of shares nor shall any of them incur any liability for failure to give any notification. Tenders of shares of the CEC common stock will not be deemed to have been made until such defects or irregularities have been cured or waived. As soon as practicable following the expiration date, the exchange agent will return without cost any stock certificates representing the CEC common stock that were not properly tendered and as to which defects or irregularities have not been cured or waived to the tendering holder of these stock certificates, unless otherwise provided in the letter of transmittal. In the case of shares delivered by book-entry transfer within Depository Trust Company ("DTC"), CEC shares which are properly tendered will be credited to the account of the exchange agent in DTC.

   If any of the stock certificates representing your CEC common stock have been mutilated, lost, stolen or destroyed, you should contact the exchange agent at the address below for further instruction.

Book-Entry Transfer Procedures

   The exchange agent will establish a new account or utilize an existing account with respect to the CEC common stock at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC's system may make book-entry delivery of the CEC common stock by causing DTC to transfer these outstanding shares into the exchange agent's account in accordance with DTC's procedures for transfer. However, the exchange for the CEC common stock so tendered will only be made after timely confirmation of the book-entry transfer of the shares into the exchange agent's account, and timely receipt of an agent's message and all other documents required by the letter of transmittal. The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgement from a participant in DTC tendering outstanding securities that are the subject of the book-entry confirmation stating:

  .the number of shares of CEC common stock that have been tendered by such participant,

  .that such participant has received and agrees to be bound by the terms of the letter of transmittal, and

  .that we may enforce such agreement against the participant.

   Although delivery of outstanding securities may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completed and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below before 5:00 p.m. New York City time, on the expiration date or the guaranteed delivery procedure described below must be properly utilized.

   Delivery of documents to DTC in accordance with this procedure does not constitute delivery to the exchange agent.

Exchange Agent

   Harris Trust and Savings Bank has been appointed as exchange agent of the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery (see below) should be directed to the exchange agent addressed as follows:

By Registered or
Certified Mail:

                           By Hand Delivery:

                                                      By Overnight Delivery:

Harris Trust and Savings   Harris Trust and Savings   Harris Trust and Savings
Bank                       Bank                       Bank
Wall Street Station        Receive Window             Receive Window
P.O. Box 1023              Wall Street Plaza          Wall Street Plaza
New York, NY 10268-1023    88 Pine Street, 19th       88 Pine Street, 19th
                           Floor                      Floor
                           New York, NY 10005         New York, NY 10005

Guaranteed Delivery Procedures

   CEC's shareholders who wish to tender their shares of the CEC common stock and whose stock certificates representing the CEC common stock are not immediately available or who cannot deliver the letter of transmittal, their stock certificates, or any other required documents to the exchange agent prior to the expiration date or who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

  .  the tender is made through an eligible institution, and

  . prior to the expiration date, the exchange agent receives from this eligible institution a properly completed and duly executed notice of guaranteed delivery, which you received along with this prospectus, that sets forth the name and address of the holder of the CEC common stock, the certificate number or numbers of the CEC common stock, and the number of shares of the CEC common stock tendered thereby, and

  .  states that the tender is being made thereby, and

  . guarantees that, within three business days after the expiration date, the letter of transmittal, the stock certificates representing the CEC common stock to be tendered in proper form for transfer or confirmation of book-entry transfer of the CEC common stock to be tendered into the exchange agent's account at DTC, and any other necessary documents will be deposited by the eligible institution with the exchange agent, and

  . a properly completed and executed letter of transmittal, together with the stock certificates representing all the tendered CEC common stock in proper form for transfer or confirmation of book-entry transfer of the CEC common stock to be tendered into the exchange agent's account at DTC, and all other necessary documents are received by the exchange agent within three business days after the expiration date.

Condition To The Exchange

   We will be under no obligation to accept shares of CEC common stock tendered if prior to the expiration date any court or other governmental entity shall have issued an order restraining, enjoining or otherwise prohibiting consummation of the exchange offer.

Termination Of The Exchange Offer

   Our exchange offer, as well as the Exchange Agreement may be terminated at any time prior to the expiration date by any party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by the Exchange Agreement.


If the exchange offer is terminated without our acceptance of any shares of the CEC common stock tendered, we will promptly return all shares tendered to the appropriate CEC shareholders.

Withdrawal Rights

   You may withdraw tenders of your shares of the CEC common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of the CEC common stock by following the exchange offer procedures again prior to the expiration of the exchange offer.

   For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth in the section of this prospectus titled "--The Exchange Agent." The notice of withdrawal must:

  . specify the name of the person having tendered the shares of the CEC common stock to be withdrawn,

  . identify the number of shares of the CEC common stock to be withdrawn, and

  . specify the name in which physical share certificates representing the CEC common stock are registered, if different from that of the withdrawing holder.

   If certificates for the CEC common stock have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

   Any shares of the CEC common stock withdrawn will be deemed not to have been validly tendered for exchange for purposes of our offer. Any shares which have been tendered for exchange but which are not exchanged for any reason will be promptly returned to the holder who tendered the shares. Properly withdrawn shares may be retendered by following one of the procedures described in this prospectus and the letter of transmittal.

   Except as otherwise provided above, any tender of shares of the CEC common stock made under the exchange offer is irrevocable.

Fees And Expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and the officers and regular employees of our affiliates.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable out-of-pocket expenses in connection therewith.

   We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately $300,000. Such expenses include registration fees, fees and expenses of the exchange agent for our offer and, accounting and legal fees and printing costs, among others.

   We will pay all transfer taxes, if any, applicable to the exchange of Carbon common stock for the CEC common stock in the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of Carbon common stock for CEC common stock in the exchange offer, then the amount of any transfer taxes will be payable by the tendering shareholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the CEC stockholder.

Regulatory Matters

   We believe that the exchange offer may be made without notification being given or information being furnished to the Federal Trade Commission or the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and that no waiting period requirements under the Hart-Scott-Rodino Act are applicable to our offer.

Accounting Treatment

   For accounting purposes, neither Carbon nor CEC will recognize a gain or loss as a result of the exchange offer. The exchange offer of Carbon shares for CEC shares will be, and the purchase of BFC by Carbon has been, accounted for by Carbon as a purchase in accordance with generally accepted accounting principles. The purchase method requires that the cost of the acquisition (i.e., cash, stock and net liabilities assumed), plus deferred taxes related thereto, be allocated among the assets and liabilities acquired based upon their fair value. The preliminary allocation of the purchase prices to the assets of BFC and CEC does not result in any excess of the purchase prices over the fair market value of the assets acquired. The assets and liabilities and results of operations of CEC will be consolidated into the assets and liabilities and results of operations of Carbon after consummation of the exchange offer.

Possible Effects of the Exchange Offer

   The exchange of shares of CEC common stock in the exchange offer will reduce the number of holders of CEC common stock and the number of shares of CEC common stock that might otherwise trade publicly. Depending on the number of shares of CEC common stock exchanged, the liquidity and market value of the remaining shares of CEC common stock could be adversely affected. CEC's common stock is listed on the AMEX. Depending on the number of shares of CEC common stock exchanged pursuant to the exchange offer, the CEC common stock may no longer meet the requirements of the AMEX for continued listing. Currently, AMEX will normally consider suspending trading in shares of an issuer when any one or more of the following conditions exist:

  . the number of shares publicly held exclusive of holdings of officers, directors and controlling shareholders such as Yorktown (or other family or concentrated holdings) is less than 200,000; or

   .  the total number of public shareholders is less than 300; or

   .  the aggregate market value of shares publicly held is less than
$1,000,000

Either the AMEX or CEC may initiate the delisting process if any one of the above-listed conditions exists after completion of the exchange offer. In applying the criteria for delisting to CEC, CEC will have less than 200,000 shares publicly held if holders with 87% of the outstanding common stock of CEC accept the exchange offer, and CEC will have less than 300 public holders if approximately 30% of the estimated number of public shareholders accept the exchange offer. We currently believe that CEC common stock will likely be delisted from the AMEX after completion of the exchange offer.

   If the shares of CEC common stock are delisted from the AMEX, the market for such shares could be adversely affected. It is possible that such shares might not be traded on other public securities exchanges. The extent of any public market for the shares of CEC common stock would, however, depend upon the number of holders and/or the aggregate market value of such shares remaining at that time, the interest in maintaining a market in such shares on the part of securities firms and the possible termination of registration of CEC common stock under the Exchange Act. The trading in CEC common stock prior to the exchange offer was thin and inactive; it can be expected that there will be no public market for CEC common stock after the exchange offer.

   CEC's common stock is currently registered under the Exchange Act. Such registration may be terminated by CEC upon application to the SEC if the outstanding shares of CEC common stock are not listed upon a national securities exchange and if there are fewer than 300 holders of record of such shares. Termination of registration of the CEC common stock under the Exchange Act would reduce the information required to be furnished by CEC to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement pursuant to Section 14(a), no longer applicable to such shares.

   Upon completion of the exchange offer, if CEC becomes a majority-owned subsidiary, Carbon will have the ability to elect all directors of CEC and may decrease the size of the Board of Directors as well as change the persons who are directors of CEC. However, Carbon has not made any decision in regard to the composition of the Board of Directors of CEC after the exchange offer.

Second Step Merger

   After the exchange, it is possible that we may merge CEC with a wholly-owned Canadian subsidiary of Carbon. In such a merger, shareholders of CEC may receive cash, shares of our stock, other securities or a combination of some or all of the foregoing. Whether we decide to proceed with a merger depends upon a number of factors which cannot be ascertained at the present time. These factors include the number of shares which are tendered in our offer, the relative attractiveness of completing the merger compared to investing our resources in other investments, the availability of financing to fund the cash portion of the consideration required to effect the merger, and the U.S. and Canadian tax consequences of the merger. The more CEC shares tendered in the exchange offer, the more likely it is that we will effect the merger as less cash will be required to pay for the remaining shares. The merger will have no effect on CEC shareholders who accept our current exchange offer. It will affect, however, CEC shareholders who do not accept our offer. If we proceed with a merger, we may give those shareholders cash for their shares of CEC common stock.

   We do not currently intend to engage in a second step merger. If we eventually decide to merge CEC with a wholly-owned Canadian subsidiary of Carbon, we will not engage in such a transaction without informing, and receiving approval from, our tax counsel, so that there will be no adverse tax effects on persons who accept the exchange offer.

   For a U.S. Shareholder (as defined in "United States Federal Income Tax Consequences--Scope and Limitation Advice") whose CEC common stock is not exchanged under the exchange offer and is disposed of in connection with a second step merger, the United States federal income tax consequences would depend on the circumstances of the second step merger including, without limitation, the consideration received by such U.S. Shareholder in the second step merger.

   For a Canadian Holder (as defined in "Canadian Federal Tax Consequences-- Holders Resident in Canada") whose CEC common stock is not exchanged under the exchange offer and is disposed of in connection with a second step merger, the consequences under the Canadian Tax Act would depend on the circumstances of the second step merger including, without limitation, the consideration received by such Canadian Holder in the second step merger.

   However, it is possible that both a U.S. Shareholder and a Canadian Holder will have a taxable event as a result of a second step merger. For example, this would be the case if cash were to be paid in the second step merger.

   CEC's shareholders will be entitled to dissenters' rights in connection with any such merger.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Scope and Limitation Advice

   In the opinion of Holland & Hart, LLP, tax counsel to CEC, the following are the material United States federal income tax considerations arising from and relating to the exchange of CEC common stock for Carbon common stock that are generally applicable to you if you are a "U.S. Shareholder" and, in some cases, if you are a "non-U.S. Shareholder." You are a U.S. Shareholder if you are a United States citizen or resident, domestic corporation, domestic partnership, estate subject to United States federal income tax on its income regardless of source, or trust, but only if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all the substantial decisions of the trust. You are a non-U.S. Shareholder if you are not a U.S. Shareholder.

   This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you, particularly if you are subject to special treatment under United States federal income tax laws. For example, this discussion does not address the potential application of the alternative minimum tax; or the tax consequences to certain types of investors subject to special treatment under U.S. federal income tax laws, such as: banks, life insurance companies, tax-exempt organizations, broker-dealers or holders of Carbon common or CEC common stock who received such stock as compensation.

   In addition, this discussion does not address any aspect of state, local or foreign tax laws.

   This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations, IRS rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as of January 17, 2000, which are subject to change. Any such change could be retroactive and change the tax consequences discussed below. No advance ruling from the Internal Revenue Service with respect to these matters has been requested.

   This discussion and the opinion of Holland & Hart LLP are subject to the accuracy of certain factual representations made by Carbon and CEC to Holland & Hart LLP.

   The following does not address all aspects of United States federal income taxation that may be relevant to you in light of your individual circumstances and tax situation. Therefore, you are urged to consult your tax advisor regarding the United States federal income tax consequences unique to your situation.

Taxation of U.S. Shareholders

   The following discussion applies to you if you are a U.S. Shareholder and:

  . you hold CEC common shares and/or will hold Carbon common stock as "capital assets" within the meaning of Section 1221 of the Code;

  . your ownership, receipt or disposition of CEC common shares and/or Carbon common stock is not attributable to a permanent establishment in a country other than the United States for purposes of an income tax treaty to which the United States is a party; and

  . you are not a resident of a country other than the United States for purposes of an income tax treaty to which the United States is a party.

Basic Treatment of Exchange Transaction for U.S. Shareholders

   The following represents Holland & Hart LLP's opinion regarding the United States federal income tax consequences of the exchange of CEC common shares for Carbon common stock.

   First, the exchange may, if certain requirements are satisfied, qualify as a so-called "B Reorganization" under relevant U.S. federal income tax law. A transaction generally constitutes a B Reorganization if, among other things, an acquiring corporation (Carbon) has "control" of a target corporation (CEC) immediately following an exchange of the target corporation's shares for the acquiring corporation's shares, but only if stock representing "control" of the target corporation (CEC) was acquired solely for voting stock. For this purpose, "control" means at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. Assuming that Carbon acquires at least 80% of the outstanding stock of CEC solely in exchange for the stock of Carbon, and that the representations made by Carbon and CEC to tax counsel are accurate, tax counsel is of the opinion that the exchange will qualify for tax-free treatment as a B Reorganization.

   Even if the exchange does not satisfy the requirements for a tax-free B Reorganization, there nevertheless may be a second means of characterizing the exchange as tax-free. Specifically, if certain requirements are satisfied, it is likely that the exchange may qualify as a tax-free transaction under
Section 351 of the Code. Under

Section 351 of the Code, persons transferring property to a corporation in exchange for stock of the corporation generally do not recognize gain or loss on the transfer of their property to the corporation. However, this favorable treatment applies only if, among other things, immediately following the exchange, the persons transferring property to the corporation hold at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. In addition, in order for multiple transferors to be taken into account in computing this 80% control test, the transferors must transfer property to the corporation as part of the same plan or arrangement.

   Tax counsel believes that Yorktown's contribution of cash to Carbon and CEC shareholders' subsequent exchange of CEC common stock for Carbon common stock likely constitute transfers pursuant to the same plan or arrangement for purposes of Section 351 of the Code. Accordingly, and based upon the representations of Carbon and CEC, in tax counsel's opinion, the exchange of CEC common stock for Carbon common stock likely constitutes part of a tax-free
Section 351 transaction. If Section 351 applies to the exchange of CEC common stock for Carbon common stock, the exchange will qualify for tax-free treatment. It is possible that the IRS would view Yorktown's contribution of cash to Carbon and the subsequent exchange as separate, unrelated events, in which case tax-free treatment would be unavailable under Section 351 of the Code.

   Neither CEC nor Carbon has requested, nor will request, a ruling by the Internal Revenue Service that the exchange of shares will be treated as tax free. No assurance can be given that the Internal Revenue Service will not challenge the tax-free nature of the exchange for U.S. federal income tax purposes. If such a challenge were sustained by a court, each U.S. Shareholder of CEC would recognize a capital gain or loss, assuming CEC is not a "passive foreign investment company" (described below) to the extent of the difference between the fair market value of the Carbon shares received by such shareholder and such shareholder's tax basis of the CEC shares surrendered therefor.

   If the exchange is tax-free as a B Reorganization or a Section 351 transaction, it is the opinion of Holland & Hart LLP that the following will be the material United States federal income tax consequences of the exchange of CEC common shares for Carbon common shares:

  . You will not recognize gain or loss on the exchange of CEC common shares solely for Carbon common stock;

  . The tax basis of the Carbon common stock received will be the same as the basis of the CEC common shares constructively surrendered in exchange therefor; and

  . The holding period for the shares of Carbon common stock will include the holding period of CEC common shares surrendered in exchange therefor.

   Under Code Section 367(b) and the regulations thereunder, U.S. Shareholders participating in the exchange are required to file an "exchange notice" with the IRS. This exchange notice must be filed on or before the last date for filing a federal income tax return (taking into account any extensions of time for such filing) for the U.S. Shareholder's taxable year in which the exchange takes place. The exchange notice must be filed with the IRS office with which the U.S. Shareholder would be required to file a federal income tax return for the year. This filing requirement will apply whether the exchange is treated as tax-free B reorganization or a tax-free Section 351 transaction. You should consult your tax advisors regarding the Section 367(b) exchange notice and its required content.

Passive Foreign Investment Company Considerations for U.S. Shareholders

   For U.S. federal income tax purposes, CEC generally would be classified as a Passive Foreign Investment company, or PFIC, for any taxable year during which either: (1) 75 percent or more of its gross income is passive income, as defined for U.S. federal income tax purposes; or (2) on average for such taxable year, 50 percent or more of its assets by value produce or are held for the production of passive income. The classification of CEC as a PFIC could have adverse tax consequences with respect to the exchange that may be substantial for U.S. Shareholders. However, CEC has represented that the factual conditions that give rise to PFIC status have not existed with respect to CEC during any taxable year ending at or prior to consummation of the exchange. Therefore, based on this factual representation, the PFIC rules will not affect U.S. Shareholders who participate in the exchange.

Taxation of Non-U.S. Shareholders

   The following discussion applies to you if you are a non-U.S. Shareholder:

  . who holds CEC common shares or will hold Carbon common stock as capital assets within the meaning of Section 1221 of the Code;

  . who does not actually or constructively own, nor at any time in the preceding five-year period actually or constructively owned, five percent or more of the stock of CEC;

  . whose ownership, receipt or disposition of CEC common shares and/or Carbon common stock is not attributable either to the conduct of a trade or business in the United States or to a permanent establishment in the United States; and

  . who are not residents of the United States for purposes of United States federal income tax law or an income tax treaty to which the United States is a party.

   If you are a non-U.S. Shareholder who does not meet one or more of the foregoing criteria, you are urged and expected to consult your own tax advisors regarding your particular U.S. federal income tax consequences.

   Generally, you will not be subject to U.S. federal income tax on gain recognized, if any, upon the exchange of the shares of CEC common shares for the shares of Carbon common stock, unless:

  . the gain is effectively connected with the conduct of a trade or business within the United States by you;

  .  the gain is attributable to a permanent establishment in the United
     States;

  . if you are a nonresident alien and hold CEC common shares as a capital asset, you are present in the United States for 183 or more days in the taxable year and certain other circumstances are present; or

  . you are subject to tax pursuant to the provisions of the Code applicable to some United States expatriates.

   Generally, dividends received by you with respect to Carbon common stock will be subject to United States withholding tax at a rate of 30 percent, which rate may be subject to reduction by an applicable income tax treaty. For example, 15 percent is the applicable rate with respect to dividends paid to residents of Canada who qualify for the benefits of the income tax treaty between the U.S. and Canada. If the dividends you receive are effectively connected with the conduct of a U.S. trade or business or are attributable to a permanent establishment in the U.S. of yours, they will be taxed at the graduated rates that are applicable to U.S. citizens, resident aliens and domestic corporations and will not be subject to United States withholding tax if you give an appropriate statement to the withholding agent in advance of the dividend payment. A non-U.S. Shareholder that is a corporation may be subject to an additional branch profits tax on effectively connected dividends.

   Generally, foreign persons are not subject to U.S. federal income tax on gain recognized, if any, upon the sale of shares of U.S. companies. However, the gain on such sales can be taxable, including gain on the sale of Carbon common stock, if:

  . the gain is effectively connected with conduct of a trade or business within the United States;

  . you are a nonresident alien individual and hold the Carbon common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year and other specific circumstances are present;

  . you are subject to tax pursuant to the provisions of the Code applicable to U.S. expatriates; or

  . Carbon likely is or will be a "United States real property holding corporation," a "USRPHC," for federal income tax purposes, as such term is defined by Section 897(c) of the Code. If Carbon is a USRPHC, then the gain from the disposition of its stock by a non-U.S. shareholder can be taxable in the United States. However, if Carbon's common stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code, an exception to this gain recognition rule is available. Carbon believes that as of the date of the exchange, Carbon common stock will be treated as being traded on an established exchange. However, this exception is available to non-U.S. shareholders only if the non-U.S. shareholder has not owned, directly or indirectly, pursuant to attribution rules, more than 5% of the Carbon stock at any time during the five-year period ending on the date of the disposition.

Estate Tax for Non-U.S. Shareholders

   Carbon common stock owned, or treated as such, by an individual may be includible in his or her gross estate for United States federal estate tax purposes and thus if you are an individual you may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   Carbon must report annually to the IRS and to you and all other shareholders the amount of dividends paid that year, and the tax withheld with respect to such dividends, if any. These information reporting requirements apply regardless of whether withholding tax is reduced by an applicable income tax treaty. Copies of these information returns reporting such dividends and withholding are made available to the tax authorities in the country in which a non-U.S. Shareholder resides under the provisions of an applicable income tax treaty or other agreement with the tax authorities in that country.

   In general, information reporting requirements may apply to dividend distributions on Carbon common stock, or the proceeds of a sale, exchange, retraction or redemption of Carbon common stock. A 31% backup withholding tax may apply to these payments unless you are a corporation, non-U.S. Shareholder or come within specific exempt categories and, when required, demonstrate your exemption or provide a correct taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. If you are required to provide your correct taxpayer identification number and fail to do so, you may be subject to penalties imposed by the IRS.

   United States backup withholding tax generally will not apply to dividends paid on Carbon common stock that are subject to the 30% or reduced treaty rate of withholding previously discussed if the beneficial owner certifies its non-U.S. status under penalties of perjury, otherwise establishes an exemption or, with respect to payments made after December 31, 1999, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder. Under current law, dividends paid on Carbon common stock to you at an address outside the United States are generally exempt from backup withholding tax, but not from 30% withholding tax, as discussed above.

   On October 14, 1997 the IRS issued final regulations which affect your United States taxation. Under these regulations, for dividends paid after December 31, 1999, a non-United States person must generally provide proper documents indicating their status to a withholding agent in order to avoid backup withholding tax. However, dividends paid to exempt recipients, not including individuals, will not be subject to backup withholding even if such documentation is not provided, if the withholding agent is allowed to rely on certain presumptions concerning the recipient's non-United States status (i.e. payment to an address outside the United States).

   If you are a non-U.S. Shareholder, payments of proceeds from the sale of Carbon common shares by you made to or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through a non-United States office of a United States broker or a non-United States office of a non-United States broker that has certain specified connections with the United States, are generally subject to information reporting, but not backup withholding unless you certify your non-United States status under penalties of perjury or otherwise establish your entitlement to an exemption. Payments of proceeds from the sale of Carbon common stock by you made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding at a rate of 31% unless you certify your non-United States status under penalties of perjury or otherwise establish your entitlement to an exemption.

   Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your United States federal income tax, provided that the required information is furnished to the IRS.

   Under Code Section 367(b) and the regulations thereunder, non-U.S. Shareholders participating in the exchange might technically be required to file an "exchange notice" with the IRS. You should consult your tax advisors regarding the Section 367(b) exchange notice, its timing, its required content, and the effect of failure to file such notice.

                   CANADIAN FEDERAL INCOME TAX CONSEQUENCES

   Subject to the qualifications and assumptions contained herein in the opinion of Bennett Jones, Canadian counsel to CEC, the following are the material Canadian federal income tax consequences generally applicable to holders of CEC common stock who dispose of CEC common stock pursuant to the exchange offer. This discussion:

      (i) is based on the current provisions of the Income Tax Act (Canada) (the "Canadian Tax Act"), the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This discussion also takes into account the amendments to the Canadian Tax Act and Regulations publicly announced by the Canadian Minister of Finance prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein; and

       (ii) applies only to persons who, within the meaning of the Canadian Tax Act, acquire, hold and dispose of CEC common stock and Carbon common stock as capital property, deal at arm's length with CEC and Carbon and are not "financial institutions" for the purposes of the mark-to-market rules. CEC common stock and Carbon common stock will generally be considered to be capital property to a holder thereof provided that the holder does not hold any such shares in the course of carrying on a business of buying and selling shares and has not acquired such shares in a transaction considered to be an adventure in the nature of trade. Certain holders who are resident in Canada and who might not otherwise be considered to hold CEC common stock as capital property may be entitled to have such shares treated as capital property by making the election provided by subsection 39(4) of the Canadian Tax Act.

   The following does not address all aspects of Canadian federal income taxation that may be relevant to you in light of your individual circumstances and tax situation. Therefore, we urge you to consult your tax advisor regarding the tax consequences unique to your situation.

Holders Resident in Canada

   The following portion of the discussion is applicable only to holders of CEC common stock who are resident or deemed to be resident in Canada for the purposes of the Canadian Tax Act (a "Canadian Holder").

 Disposition of CEC Common Stock

   On the exchange of CEC common stock for Carbon common stock, a Canadian Holder will be considered to have disposed of the CEC common stock for proceeds of disposition equal to the fair market value at the time of the exchange of the Carbon common stock received by the holder. A Canadian Holder will realize a capital gain or capital loss, as appropriate, equal to the amount by which such proceeds of disposition, net of any reasonable costs associated with the disposition, exceed or are less than, as appropriate, the holder's adjusted cost base of the CEC common stock. The cost to the Canadian Holder of the Carbon common stock received by such holder will be equal to the fair market value of such shares at the time of the exchange. The computation of the adjusted cost base of Carbon common stock is discussed below in this section under the heading "Disposition of Carbon Common Stock." The general tax treatment of capital gains and losses is discussed in this section under the heading "Capital Gains and Losses."

 Disposition of Carbon Common Stock

   A disposition or deemed disposition by a Canadian Holder of Carbon common stock will generally give rise to a capital gain or capital loss, as appropriate, equal to the amount by which the proceeds of disposition of the Carbon common stock, net of any reasonable costs associated with the disposition, exceed or are less than, as appropriate, the holder's adjusted cost base of the Carbon common stock. In that regard, the cost to the holder of the Carbon common stock acquired on the exchange will be averaged with the adjusted cost base of any other Carbon common stock then owned by such holder as capital property for the purposes of determining the adjusted cost base of such Carbon common stock. The general tax treatment of capital gains and losses is discussed below in this section under the heading "Capital Gains and Losses".

 Capital Gains and Losses

   A Canadian Holder's taxable capital gain or allowable capital loss from the disposition of CEC common stock or Carbon common stock will be equal to three-quarters of the amount of the holder's capital gain or capital loss, as appropriate, in respect of such disposition. A Canadian Holder must include any such taxable capital gain in income for the taxation year of disposition, and may, subject to the detailed provisions of the Canadian Tax Act, deduct any such allowable capital loss from taxable capital gains in the year in which such allowable capital loss is realized. Subject to the detailed rules contained in the Canadian Tax Act, any remaining allowable capital loss may generally be applied to reduce net taxable gains realized by the holder in the three preceding and in all subsequent taxation years.

   If a Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of CEC common stock or Carbon common stock may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns CEC common stock or Carbon common stock.

   Capital gains realized by a Canadian Holder who is an individual may be subject to alternative minimum tax under the Canadian Tax Act, depending on the individual's circumstances.

   A Canadian Holder that is a "Canadian-controlled private corporation," as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains.

 Eligibility for Investment

   The Carbon common stock issued pursuant to the offer, when listed on a prescribed stock exchange, which includes the American Stock Exchange, will be qualified investment under the Canadian Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans. However, such shares will constitute "foreign property," as defined in the Canadian Tax Act, for the purposes of such plans.

 Subsequent Transaction

   As described in "The Exchange Offer--Second Step Merger", Carbon may, in certain circumstances, merge CEC with a wholly-owned Canadian subsidiary of Carbon (the "Second Step Merger"). The consequences under the Canadian Tax Act to a holder whose CEC common stock is not exchanged under the exchange offer and is disposed of in connection with the Second Step Merger will depend upon the circumstances of the merger including, without limitation, the consideration received by the holder and the person from whom such consideration is received.

   If a holder receives Carbon common stock or cash in consideration for the disposition of CEC common stock to Carbon, the holder will realize a capital gain (or a capital loss) to the extent that the proceeds received for such common stock, net of any reasonable costs associated with the disposition, exceed (or are less than) the adjusted cost base of the CEC common stock disposed of.

   If in the course of the Second Step Merger, CEC common stock is acquired by CEC from an individual holder (including upon the exercise by an individual holder of certain dissent rights), the individual holder will be deemed to have received a taxable dividend in the amount by which the amount received (other than in respect of interest awarded by a Court) exceeds the paid-up capital of such CEC common stock. This amount will be excluded from the former individual holder's proceeds of disposition for the purposes of computing any taxable gain on the disposition. If the former individual holder is a resident of Canada, the deemed dividend will be treated in the same manner as a regular taxable dividend received from CEC. Corporations or trusts or partnerships which have corporations as beneficiaries or partners should consult their own tax advisors with respect to the income tax consequences where CEC common stock is acquired by CEC.

   Upon the merger of CEC and a wholly-owned Canadian affiliate of Carbon, the Canadian Tax Act deems the CEC common stock to be disposed of and the shares of the amalgamated corporation to be acquired for an amount equal to the adjusted cost base to the former holders of the CEC common stock. Consequently, no capital gain or capital loss would be realized by the former holders upon such amalgamation. A subsequent disposition of the shares of the amalgamated corporation acquired on the amalgamation may give rise to a capital gain, a capital loss, or if such shares are repurchased by the amalgamated corporation, a deemed dividend. If on such amalgamation the former holder receives property other than shares of the amalgamated corporation (such as Carbon shares or cash) or exercises a dissent right pursuant to the Alberta Business Corporations Act and receives cash in consideration for his CEC common stock, such former holder will have a capital gain (or a capital loss) to the extent that the proceeds received for such CEC common stock (other than in respect of interest awarded by a Court), net of any reasonable costs associated with the disposition, exceed (or are less than) the adjusted cost base of the CEC common stock disposed of by the former holder.

Holders Not Resident in Canada

   The following portion of the discussion is applicable only to holders of CEC common stock who are not and will not be resident nor deemed to be resident in Canada for the purposes of the Canadian Tax Act and any applicable tax treaty at any time they hold such shares, who do not use or hold and are not deemed to use or hold their CEC common stock in carrying on a business in Canada, and in the case of a holder who carries on an insurance business in Canada and elsewhere, whose shares are not "designated insurance property" and are not effectively connected with an insurance business carried on in Canada at any time (a "Non-Resident Holder").

   A Non-Resident Holder will not be subject to tax in respect of capital gains realized on the disposition of CEC common stock provided that the CEC common stock is not "taxable Canadian property" of the Non-Resident Holder immediately before the exchange. The CEC common stock will not constitute "taxable Canadian property" of a Non-Resident Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the American Stock Exchange), and the holder, persons with whom such holder does not deal at arm's length, or the holder together with all such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of CEC at any time within five years preceding the date of the exchange, and the shares were not acquired in a transaction which deemed them to be "taxable Canadian property."

   The Canadian federal income tax consequences to a Non-Resident Holder who does not tender to the offer of the transactions described in this discussion under "Subsequent Transaction" may be substantially different than those described above and may include, without limitation, the recognition of a gain which is subject to tax in Canada and/or the receipt of deemed dividends and/or interest which would be subject to Canadian withholding tax. If CEC common stock ceases at any time to be listed on a prescribed exchange, the stock will at that time be considered "taxable Canadian property" to the Non-Resident Holder. Non-Resident Holders who are considering not tendering to the exchange offer are urged to consult their tax advisors as to the potential consequences to them of such transactions.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information is derived from the historical financial statements of BFC and CEC. The historical financial statements are adjusted to reflect the following:

   The Carbon Unaudited Pro Forma Condensed Balance Sheet as of September 30, 1999 has been prepared assuming that the acquisition of BFC was consummated on September 30, 1999 and the exchange offer of Carbon shares for CEC shares was consummated on August 31, 1999. The Carbon Unaudited Pro Forma Statements of Income for the twelve months ended December 31, 1998 and for the nine months ended September 30, 1999 have been prepared assuming that the acquisition of BFC was consummated on January 1, 1998 and the exchange offer of Carbon shares for CEC shares was consummated on December 1, 1997.

   The historical financial statements of CEC were prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles. CEC's historical balance sheet as of August 31, 1999 and statements of income for the year ended November 30, 1998 and the nine months ended August 31, 1999 have been adjusted to present the results in accordance with United States generally accepted principles and have been translated to U.S. dollars.

   The Unaudited Pro Forma Balance Sheet reflects the allocation of the purchase price of the BFC acquisition to the assets and liabilities of Carbon. This statement also reflects the preliminary allocation of the exchange offer of Carbon shares for CEC shares to the assets and liabilities of Carbon. The valuation of the exchange offer for pro forma purposes was calculated using the average of the three quoted closing prices for CEC shares prior and subsequent to the announcement date of the signing of the BFC purchase and sales agreement. The final allocation of the CEC exchange will differ from the preliminary estimates because the final allocation will be based on the level of acceptance of the exchange offer and the estimated fair values of the CEC assets and liabilities assumed upon the consummation of the exchange offer.

   The Carbon Unaudited Pro Forma Financial Information should be read in conjunction with the accompanying notes thereto, and the historical financial statements and notes thereto for Carbon, BFC, and CEC included elsewhere in this prospectus. The pro forma information presented is not necessarily indicative of the financial position or results of operations that would have actually occurred had the acquisition of BFC and the exchange offer of Carbon shares for CEC shares been consummated on the dates previously assumed. The pro forma information presented is not intended to be a projection of future financial position or results of operation.

                           CARBON ENERGY CORPORATION

                            PRO FORMA BALANCE SHEET

                               September 30, 1999
           (in US dollars, unless otherwise indicated, in thousands)

                                                                             Carbon
                                                              Yorktown     Acquisition     Exchange
                           BFC      CDN $ CEC       CEC      Investment      of BFC          Offer            Carbon
                         09/30/99  08/31/99 (a) 08/31/99 (b) Adjustments   Adjustments    Adjustments        Pro Forma
                         --------  ------------ ------------ -----------   -----------    -----------        ---------
Current assets:
  Cash.................. $   304     $   --       $   --       $24,805 (c)  $(23,581)(d)    $  --             $ 1,528
  Accounts receivable...   2,213         973          650          --            --            --               2,863
  Amount due from
   broker...............   1,761         --           --           --            --            --               1,761
  Prepaid expenses and
   other................     155         --           --           --            --            --                 155
                         -------     -------      -------      -------      --------        ------            -------
    Total current
     assets.............   4,433         973          650       24,805       (23,581)          --               6,307
Property and equipment:
  Oil and gas
   properties...........  37,115      21,358       14,280          --         (6,833)(d)    (4,327(e)(f)(g)    40,235
  Liquids extraction
   plant................     --        1,477          987          --            --           (592)(e)            395
  Compression/gathering.     --          665          445          --            --           (125)(e)            320
  Furniture, equipment
   and other............     499         200          134          --           (273)(d)       (44)(e)            316
                         -------     -------      -------      -------      --------        ------            -------
                          37,614      23,700       15,846          --         (7,106)       (5,088)            41,266
  DD&A.................. (20,721)    (10,556)      (7,057)         --         20,721 (d)     7,057 (e)            --
                         -------     -------      -------      -------      --------        ------            -------
    Property and
     equipment, net.....  16,893      13,144        8,789          --         13,615         1,969             41,266
Other assets:
  Deposits and other....     270       1,864        1,246          --            --            --               1,516
  Deferred loan costs,
   net..................      31         --           --           --            (31)(d)       --                 --
                         -------     -------      -------      -------      --------        ------            -------
    Total other assets..     301       1,864        1,246          --            (31)          --               1,516
                         -------     -------      -------      -------      --------        ------            -------
Total assets............ $21,627     $15,981      $10,685      $24,805      $ (9,997)       $1,969            $49,089
                         =======     =======      =======      =======      ========        ======            =======
Current liabilities:
  Accounts payable and
   accrued expenses..... $ 1,838     $   284      $   190      $   --       $    --         $  300 (g)        $ 2,328
  Accrued production
   taxes payable........     415         --           --           --            --            --                 415
  Undistributed revenue.     577         507          339          --            --            --                 916
                         -------     -------      -------      -------      --------        ------            -------
    Total current
     liabilities........   2,830         791          529          --            --            300              3,659
Long-term debt..........   8,800       4,850        3,242          --            --            --              12,042
Future site restoration
 costs..................     --          221          148          --            --            --                 148
Deferred income taxes...     --        1,739        1,163          --            --            584 (f)          1,747
Stockholders' equity:
  Share capital.........     --        1,512        1,011          --            --         (1,011)(e)            --
  Paid in capital.......   3,475                                24,805 (c)    (3,475)(d)     6,688 (e)         31,493
  Retained earnings.....   6,522       6,868        4,592          --         (6,522)(d)    (4,592)(e)            --
                         -------     -------      -------      -------      --------        ------            -------
    Total stockholders'
     equity.............   9,997       8,380        5,603       24,805        (9,997)        1,085             31,493
                         -------     -------      -------      -------      --------        ------            -------
Total liabilities and
 stockholders' equity... $21,627     $15,981      $10,685      $24,805      $ (9,997)       $1,969            $49,089
                         =======     =======      =======      =======      ========        ======            =======

   The accompanying notes are an integral part of these financial statements.

                           CARBON ENERGY CORPORATION

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                      Nine Months Ended September 30, 1999
           (in US dollars, unless otherwise indicated, in thousands)

                                                               CEC
                            BFC     CDN $ CEC      CEC     Acquisition Acquisition    Carbon
                          09/30/99 08/31/99(a) 08/31/99(b) 08/31/99(j) Adjustments   Pro Forma
                          -------- ----------- ----------- ----------- -----------   ---------
Revenues:
  Oil and gas sales.....  $ 6,730    $3,386      $2,254       $112       $  --        $ 9,096
  Field services........      --         75          50        --           --             50
  Gas marketing and
   transportation.......   11,059       --          --         --           --         11,059
  Electricity sales.....      --        --          --         --           --              0
  Other.................      465         2          1         --           --            466
                          -------    ------      ------       ----       ------       -------
                           18,254     3,463       2,305        112          --         20,671
Expenses:
  Oil and gas production
   costs................    2,451       585         389         43          --          2,883
  Field services........      --         65          43        --           --             43
  Gas marketing and
   transportation.......   11,009       --          --         --           --         11,009
  Costs of electricity..      --        --          --         --           --            --
  DD&A..................    1,789     1,597       1,063         72        1,545 (h)     4,469
  Exploration expense...      681       --          --         --          (681)(i)       --
  Impairment expense....       60       --          --         --           (60)(i)       --
  General and
   administrative.......      985     1,522       1,013        --           --          1,998
  Interest expense......      346       136          91         27          --            464
                          -------    ------      ------       ----       ------       -------
                           17,321     3,905       2,599        142          804        20,866
Income (loss) before
 taxes..................      933      (442)       (294)       (30)        (804)         (195)
Tax expense:
  Current...............      --          2           1        --           --              1
  Deferred..............      --       (256)       (170)       (17)           4          (183)
                          -------    ------      ------       ----       ------       -------
                              --       (254)       (169)       (17)           4          (182)
                          -------    ------      ------       ----       ------       -------
Net income (loss).......  $   933    $ (188)     $ (125)      $(13)      $ (808)      $   (13)
                          =======    ======      ======       ====       ======       =======
Earnings per share:
  Basic.................             $(0.12)     $(0.08)                 $ 0.08       $  0.00
  Fully diluted.........              (0.12)      (0.08)                   0.08          0.00
Average number of common
 shares outstanding:
  Basic.................              1,529       1,529                   4,510         6,039
  Fully diluted.........              1,529       1,529                   4,510         6,039

    The accompanying notes are an integral part of these financial statements.

                           CARBON ENERGY CORPORATION

                 UNAUDITED PRO FORMA CONSOLIDATED INCOME SHEET

                          Year Ended December 31, 1998
           (in US dollars, unless otherwise indicated, in thousands)

                                                                 CEC
                             BFC                     CEC     Acquisitions
                          Year Ended  CDN $ CEC  Year Ended   Year Ended  Acquisition    Carbon
                           12/31/98  11/30/99(a) 11/30/98(b) 11/30/98(j)  Adjustments   Pro Forma
                          ---------- ----------- ----------- ------------ -----------   ---------
Revenues:
  Oil and gas sales.....   $ 6,758      2,958      $2,007       $1,033      $   --       $ 9,798
  Field services........       --         246         167          --           --           167
  Gas marketing and
   transportation.......    12,610        --          --           --           --        12,610
  Electricity sales.....     1,331        --          --           --           --         1,331
  Other.................       393         49          33          --           --           426
                           -------      -----      ------       ------      -------      -------
                            21,092      3,253       2,207        1,033          --        24,332
Expenses:
  Oil and gas production
   costs................     3,254        710         482          433          --         4,169
  Field services........       --         148         100          --           --           100
  Gas marketing and
   transportation.......    12,674        --          --           --           --        12,674
  Costs of electricity..     1,137        --          --           --           --         1,137
  DD&A..................     2,086      1,087         737          602        1,370 (h)    4,795
  Exploration expense...       556        --          --           --          (556)(i)      --
  Impairment expense....     1,858        --          --           --        (1,858)(i)      --
  General and
   administrative.......     1,655        988         671          --           --         2,326
  Interest expense......       238        --          --           212          --           450
                           -------      -----      ------       ------      -------      -------
                            23,458      2,933       1,990        1,247       (1,044)      25,651
Income (loss) before
 taxes..................    (2,366)       320         217         (214)       1,044       (1,319)
Tax expense (benefit):
  Current...............      (225)        19          13          (13)         --          (225)
  Deferred..............        50         61          41          (40)         --            51
                           -------      -----      ------       ------      -------      -------
                              (175)        80          54          (53)         --          (174)
                           -------      -----      ------       ------      -------      -------
Net income (loss).......   $(2,191)       240      $  163       $ (161)     $ 1,044      $(1,145)
                           =======      =====      ======       ======      =======      =======
Earnings per share:
  Basic.................                $0.16      $ 0.11                   $(0.30)      $ (0.19)
  Fully diluted.........                 0.16        0.11                    (0.30)        (0.19)
Average number of common
 shares outstanding:
  Basic.................                1,545       1,545                     4,510        6,055
  Fully diluted.........                1,549       1,549                     4,506        6,055

   The accompanying notes are an integral part of these financial statements.

              NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

   (a) CEC historical financial statements, prepared in accordance with Canadian generally accepted accounting principles, stated in Canadian dollars.

   (b) CEC's historical financial statements have been translated from Canadian dollars to U.S. dollars as follows:

  CEC's assets and liabilities were translated to U.S. dollars using the exchange rate in effect at August 31, 1999 of $1 Canadian to $.6685 U.S.

   CEC's revenues and expenses for the year ended November 30, 1998 and the nine months ended August 31, 1999 were translated to U.S. dollars using the weighted average exchange rate for the period of $1 Canadian to $.6785 U.S. and $1 Canadian to $.6657 U.S., respectively.

   (c) To reflect the purchase of Carbon stock by Yorktown for $24,750,000 and one Yorktown Board member for $55,000.

   (d) To eliminate the historical book value of BFC's assets and liabilities and to reflect the purchase of BFC stock by Carbon. The following table recaps the net pro forma adjustments to eliminate the historical book value of BFC's assets and liabilities and the allocation of the purchase price paid for BFC to the assets received and the liabilities assumed.

                                      Elimination           Purchase   Net Pro
                                        of BFC    Purchase   Price      Forma
                                      Historical   Price   Allocation Adjustment
                                      ----------- -------- ---------- ----------
Cash paid                                   N/A   $23,581        --    $(23,581)
Current assets.......................    (4,433)       --     4,433          --
Oil & gas properties.................   (37,115)       --    30,282      (6,833)
FF&E.................................      (499)       --       226        (273)
DD&A.................................    20,721        --        --      20,721
Other assets.........................      (301)       --       270         (31)
                                       --------   -------   -------    --------
                                       $(21,627)  $23,581   $35,211    $ (9,997)
                                       ========   =======   =======    ========
Current liabilities..................  $ (2,830)  $ 2,830        --           -
Long-term debt.......................    (8,800)    8,800        --          --
Paid-in capital......................    (3,475)       --        --      (3,475)
Retained earnings....................    (6,522)       --        --      (6,522)
                                       --------   -------   -------    --------
                                       $(21,627)  $11,630        --    $ (9,997)
                                       ========   =======   =======    ========

   The following table reflects the calculation of the purchase price for BFC:

Current liabilities assumed..........  $  2,830
Long-term debt assumed...............     8,800
Cash paid............................    23,581
                                       --------
                                       $ 35,211
                                       ========

   The allocation of purchase price to the assets received was based on the estimated relative fair value of each asset. Carbon estimated the fair value of BFC's current assets, furniture, equipment and other to be equivalent to BFC's historical net book value for such assets. Carbon estimated the fair value of BFC's oil and gas properties to be greater than the $30,282,000 allocated to oil and gas properties. However, given the inexact nature of oil and gas reserve estimation, Carbon determined it would be appropriate to initially allocate the purchase price to BFC's current assets, furniture, equipment and other assets and limit the amount allocated to oil and gas properties to the amount of purchase price remaining after such allocation.

   (e) To eliminate the historical book value of CEC's assets and liabilities and to reflect the allocation of the exchange offer value paid by Carbon for the stock of CEC. The following table recaps the net pro forma adjustments to eliminate the historical book value of CEC's assets and liabilities and the allocation of the exchange offer value paid by Carbon to the assets received and the liabilities assumed.

                                     Elimination Exchange   Exchange   Net Pro
                                       of CEC      Offer     Offer      Forma
                                     Historical  Valuation Allocation Adjustment
                                     ----------- --------- ---------- ----------
Cash paid                                  N/A         --        --         --
Current assets......................      (650)        --       650          0
Oil & gas properties................   (14,280)        --     9,069     (5,211)
Liquids extraction plant............      (987)        --       395       (592)
Compression/gathering...............      (445)        --       320       (125)
FF&E................................      (134)        --        90        (44)
DD&A................................     7,057         --        --      7,057
Other assets........................    (1,246)        --     1,246          0
                                      --------    -------   -------    -------
                                      $(10,685)        --   $11,770    $ 1,085
                                      ========    =======   =======    =======
Current liabilities.................  $   (529)   $   529        --         --
Long-term debt......................    (3,242)     3,242        --         --
Future site restoration costs.......      (148)       148        --         --
Deferred income taxes...............    (1,163)     1,163        --         --
Share capital.......................    (1,011)        --        --     (1,011)
Paid in capital.....................        --      6,688        --      6,688
Retained earnings...................    (4,592)        --        --     (4,592)
                                      --------    -------   -------    -------
                                      $(10,685)   $11,770        --    $ 1,085
                                      ========    =======   =======    =======

   The following table reflects the calculation of the exchange offer value for CEC:

Current liabilities assumed............................................ $   529
Long-term debt assumed.................................................   3,242
Future site restoration costs..........................................     148
Deferred income taxes..................................................   1,163
Equity value...........................................................   6,688
                                                                        -------
                                                                        $11,770
                                                                        =======

   The exchange offer value was calculated based on the average of the three quoted closing prices for CEC shares prior and subsequent to the announcement date of the signing of the BFC purchase and sales agreement. Those prices were $4.250, $4.125, $4.375, $4.250, $4.625 and $4.75, which average $4.396.
Multiplying this average price by 1,521,400 (the number of CEC shares outstanding at August 31, 1999), produces an equity value of approximately $6,688,000 for CEC. The allocation of exchange offer value to the assets received was based on the estimated relative fair value of each asset. Carbon estimated the fair value of CEC's current assets, furniture, equipment, liquids extraction plant, compression/gathering facilities and other assets to be equivalent to CEC's historical net book value for such assets. Carbon estimated the fair value of CEC's oil and gas properties to be greater than the $9,069,000 allocated to the oil and gas properties. However, given the inexact nature of oil and gas reserve estimation, Carbon determined it would be appropriate to initially allocate the purchase price to CEC's current assets, furniture, equipment, liquids extraction plant, compression/gathering facilities and other and limit the amount allocated to oil and gas properties to the amount of exchange offer value remaining after such allocation.

   (f) Adjustment to reflect an increase in oil and gas properties and deferred taxes of $584,000 resulting from the exchange of CEC shares for Carbon shares. The allocation of exchange offer value to oil and gas properties resulted in a difference between book basis and tax basis of the CEC assets of approximately $1,085,000. The formula used to recognize deferred taxes is as follows: [(1/Inverse of the tax rate)-1]Xdifference in book and tax basis. Using CEC's historical effective tax rate of 35% the increase in deferred taxes was calculated as follows:
[(1/.65)-1)]X1,085,000=584,000.

   (g) Adjustment to reflect the estimated legal, accounting and printing costs incurred in the exchange offer. Pro forma oil and gas properties were increased by $300,000 to reflect costs of the exchange offer.

   (h) Adjustment to reflect the impact on historical depletion attributed to the acquisition of BFC and the exchange offer to current CEC shareholders. The depletion amounts were calculated on the units-of-production method based on estimates of total proved reserves. Separate cost pools were established for CEC and BFC due to accounting rules that require cost centers be established on a country-by-country basis. Based on the preliminary purchase price allocation and the discounted future net cash flows attributable to the CEC and BFC properties calculated using November 30, 1998 oil and gas prices for CEC and December 31, 1998 prices for
BFC, a ceiling test deficit would exist on the properties. As a result of improved oil and gas prices subsequent to year-end, the CEC and BFC properties had a cushion for ceiling test purposes using August 31, 1999 oil and gas prices for CEC and September 30, 1999 prices for BFC. Accordingly, the accompanying pro forma financial statements do not reflect any ceiling test write down for the CEC and BFC properties. Depreciation on the extraction plant and compression/gathering equipment are calculated using the straight-line method with an estimated useful life of 15 years while furniture, equipment, and other assets are depreciated on a straight line basis with an estimated useful life of 5 years.

   (i) To adjust for the capitalization of certain items under the full cost method of accounting utilized by Carbon as compared to the successful efforts method utilized by BFC. As a result of improved oil and gas prices subsequent to year-end, the CEC and BFC properties had a cushion for ceiling test purposes using August 31, 1999 oil and gas prices for CEC and September 30, 1999 prices for BFC. Accordingly, the accompanying pro forma financial statements do not reflect any ceiling test write down for the CEC and BFC properties.

   (j) Between December 1998 and April 1999, CEC purchased producing oil and gas properties and natural gas gathering and compression facilities in Alberta, Canada. These acquisitions were accounted for as purchases and considered material in the aggregate by management for pro forma disclosure purposes. The results of operations are presented as though the acquisition had occurred at the beginning of the period being reported on. Revenues and expenses subsequent to the purchase dates have been included in the 1999 operating results of CEC and are not included in this column. These results of operations are not indicative of the results that would have occurred if the acquisitions had been in effect for the entire periods presented and are not intended to be a projection of future results.

   (k) An estimated bonus of $200,000 was paid to certain Carbon employees in the fourth quarter of 1999 related in large part to the acquisition of BFC and the exchange offer for CEC. These estimated expenditures are not reflected in the pro forma financial statements.

                             INFORMATION ABOUT CEC

Overview of Business

   CEC is an independent oil and natural gas company incorporated on May 31, 1955 under the Business Corporations Act (Alberta) in Canada. CEC was acquired by the former parent of Columbus Energy Corp. ("Columbus") in 1969 and by Columbus on July 31, 1984. It remained a wholly-owned subsidiary of Columbus until spun-off from Columbus by a rights offering in February 1995. CEC engages in the exploration, development and production of crude oil and natural gas and acquires and develops leaseholds and other interests in oil and gas properties in the provinces of Alberta and Saskatchewan. CEC owns working interests in 16 oil wells located in Saskatchewan, Canada and 47 natural gas wells located in Alberta, Canada. CEC also has ownership interests in a natural gas processing plant and several gas gathering and compression systems in Alberta. Prior to the end of 1998, substantially all of CEC's oil and gas properties were operated by other industry companies. With certain acquisitions completed in fiscal 1999, CEC has increased the percent of oil and gas properties which it operates. CEC's business strategy is to grow through exploitation of existing oil and gas properties by development of proved non-producing and proved undeveloped reserves; acquisitions of complementary working interests in existing and adjacent properties; and optimization of gathering, compression and processing facilities. CEC will also conduct oil and gas exploration activities in its core area of operations. CEC has previously evaluated acquisitions and merger opportunities in Canada and the United States. If the exchange offer is completed with Carbon owning more than 50% of the shares of CEC, Carbon contemplates that activities of CEC will primarily be in Canada.

   CEC employs a staff of professional oil and gas engineers, geologists, land personnel and accountants to direct this effort. CEC's principal office is located at Suite 1605, 700 6th Avenue S.W., Calgary, Alberta, Canada T2P 0T8. CEC also has a United States office located at 1700 Broadway, Suite 1150, Denver, Colorado 80290.

CEC Selected Financial Data

   The table below sets forth selected historical financial and operating data for CEC as of the dates and for the periods indicated. The historical financial data for the nine months ended August 31, 1999 and August 31, 1998 were derived from CEC's unaudited financial statements. The historical financial data for each of the years in the five-year period ended November 30, 1998 were derived from CEC's financial statements, which were audited by PricewaterhouseCoopers LLP and were prepared in accordance with Canadian generally accepted accounting principles. See pages F-44 and F-56 for a discussion regarding comparisons between U.S. and Canadian Generally Accepted Accounting Principles. For purposes of the table below, there were no differences in presentation between Canadian generally accepted accounting principles and U.S. generally accepted accounting principles. Currency amounts are in Canadian dollars unless otherwise indicated. The information set forth below should be read in conjunction with "CEC Management's Discussion and Analysis of Financial Condition and Results of Operations" and CEC's Financial Statements and notes thereto, included elsewhere in this document.

                          As of or for
                         the Nine Months
                              Ended                  As of or for the
                           August 31,             Year Ended November 30,
                         ----------------  -----------------------------------------
                         1999(4)   1998     1998     1997     1996     1995    1994
                         -------  -------  -------  -------  -------  ------  ------
                                 (In thousands, except per share data)
Operating Data:
  Revenues.............. $ 3,463  $ 2,364  $ 3,253  $ 3,309  $ 3,212  $3,794  $3,673
  Net earnings (loss)...    (188)     268      240      605      526     870   1,033
  Earnings (loss) per
   share................   (0.12)    0.17     0.16     0.38     0.35    0.58    0.69
  Average common shares
   outstanding (3)......   1,529    1,542    1,545    1,580    1,505   1,500   1,500

Cash Flow Data: (1)(2)
  Cash provided by
   operating activities. $ 1,389  $ 1,218  $ 1,366  $ 1,724  $ 1,656  $1,933  $2,145
  Cash used in investing
   activities...........  (7,751)    (489)    (564)  (1,265)  (2,333) (2,064) (1,989)
  Cash provided by (used
   in) financing
   activities...........   4,696      (79)    (209)     (98)     604     --      --

Balance sheet data:
  Total assets.......... $15,981  $11,235  $11,235  $11,378  $10,166  $8,729  $7,852
  Working capital.......     182    2,120    2,120    1,149      981     937     684
  Long-term debt........   4,850      --       --       --       --      --      --
  Stockholders' equity..   8,380    8,722    8,722    8,691    8,184   7,054   6,184

--------
(1) See discussion of cash flows in "CEC Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

(2) In 1998, CEC elected to adopt Canadian Institute of Chartered Accountants ("CICA") 1540, Cash Flow Statements. Cash flow data for years ended November 30, 1998, 1997 and 1996 have been restated to reflect presentation in conformance with CICA 1540.
(3) Restated for a five-to-one stock split on October 27, 1994.
(4) Between December 1998 and April 1999 CEC purchased producing oil and gas properties and natural gas gathering and compression facilities in Alberta, Canada. As such, revenues and expenses presented in 1999 may not be comparable to those recorded in previous periods. See "CEC Management's Discussion and Analysis of Financial Condition and Results of Operations."

CEC Management's Discussion and Analysis of Financial Condition and Results of Operations

   The discussion below summarizes CEC's financial condition and results of operations and should be read in conjunction with the financial statements and related notes. The financial related comments contained in this section are derived from financial statements prepared in accordance with Canadian GAAP.

 Results of Operations--Nine Months Ended August 31, 1999 Compared to the Nine Months Ended August 31, 1998

   Revenues for the nine months ended August 31, 1999 totaled $3,463,000, a 46% increase from the prior year period. The increase was due primarily to increased natural gas and plant liquid volumes, including production resulting from CEC's acquisitions and higher natural gas, oil and plant liquid prices. The net loss in the first nine months of 1999 was $188,000 compared to net income of $268,000 in the first nine months of 1998. The decrease was primarily due to increased general and administrative expenses, increased depletion, depreciation and amortization expenses partially offset by higher oil, natural gas and plant liquid revenues.

   Oil and Gas Revenues. The following table shows comparative revenue, sales volume, average prices and percentage changes between periods, for natural gas, oil, and plant liquids for the first nine months of 1999.


                                                             Nine Months Ended
                                                                August 31,
                                                            --------------------
                                                                            %
                                                             1999   1998  Change
                                                            ------ ------ ------
      Natural gas revenue M$...............................  2,934  1,716   71%
      Oil revenue M$.......................................    385    367    5%
      Natural gas liquids revenues M$......................    365    297   23%
      Natural gas sales volumes:
        Millions of cubic feet.............................  1,115    889   25%
        Mcf/day............................................  4,069  3,244
      Oil sales volumes:
        Barrels............................................ 18,395 19,797   -7%
        Barrels/day........................................     67     72
      Natural gas liquids sales volumes:
        Barrels............................................ 23,802 20,206   18%
        Barrels/day........................................     87     74
      Average price received:
        Natural gas--$/Mcf.................................   2.63   1.93   36%
        Oil--$/Bbl.........................................  20.91  18.51   13%
        Plant liquids--$/Bbl...............................  15.34  14.69    4%

   Average daily oil and plant liquid production for the first nine months of 1999 were 67 and 87 barrels, respectively. Average daily gas production for the first nine months of 1999 was 4,069 mcf. This is an increase of 21% on a barrels of oil equivalent ("boe") basis compared to the same period in 1998.

   CEC's continued success with the exploitation of properties acquired during 1999 and current development activity have resulted in increasing production for three successive quarters. Exploration activities are expected to continue for the balance of 1999.

   Average oil prices increased 13% from $18.51 per barrel in the first 9 months of 1998 to $20.91 in 1999. Average plant liquids prices increased 4% from $14.69 per barrel for the first nine months of 1998 to $15.34 in 1999. Average natural gas prices increased 36% from $1.93 per mcf for the first nine months of 1998 to $2.63 in 1999.

   Royalty expense consists primarily of Crown Royalties as well as smaller amounts of freehold and gross overriding royalties. CEC is eligible for the Alberta Royalty Tax Credit ("ARTC") which varies inversely with prevailing prices for oil and gas sales in Alberta. For the first nine months of 1999 and 1998 the net Crown Royalty rate was 6%.

   Field Services Business Segments. CEC receives operating service revenue generated by its share of processing fees at the Carbon field liquid extraction plant. Because of CEC's acquisitions in the East Carbon area, the amount of unrelated third party gas processed through the plant has declined, resulting in a decline in field service revenue for 1999 relative to 1998.

   Lease Operating Expense. Lease operating expenses totaled $585,000 or $2.57 per boe for the first nine months of 1999 compared to $563,000 or $2.99 per boe in the prior year period. This reduction in per boe expense is due to overall lower 1999 lease operating expenses on CEC's properties, including acquired properties, and the fact that lease operating expenses for 1998 were higher due to well workovers at CEC's Hoffer properties.

   Field netbacks commonly reported by Canadian energy companies equate to oil and gas sales less royalties and lease operating expenses. Resources' average field netback increased significantly for the first nine months of 1999 to $12.28 per boe compared to $8.50 per boe for the first nine months of 1998 primarily due to the positive revenue and lease operating expense variances previously discussed.

   CEC has always followed the U.S. practice of converting its natural gas to boe based on the heating value ratio of six mcf of natural gas to one barrel of oil. A ratio of 10:1 which historically has more closely approximated price ratios, is used by nearly all Canadian public companies.

   If natural gas volume had been converted to boe using the Canadian practice of a 10:1 ratio, then reported field netbacks would have been $18.22 and $12.40 per boe for the first nine months of 1999 and 1998 respectively.

   General and Administrative Expenses. General and administrative ("G&A") expenses, net of third party reimbursements, for the first nine months of 1999 totaled $1,522,000, a $907,000 or 148% increase from the same period in 1998. The increase in G&A expense was primarily due to the hiring of full time employees, partially offset by a reduction in charges for management services provided by Columbus Energy under a management contract which was terminated March 31, l999.

   Depletion, Depreciation and Amortization Expense. Depletion, depreciation and amortization expense for the nine month period ended August 31, l999 totaled $1,597,000, an increase of $911,000 or 133% from the 1998 level. Depletion expense increased primarily due to increased gas sales and a downward adjustment to CEC's 1998 year end developed non-producing and proved undeveloped natural gas reserves that resulted in an increased depletion rate per boe in 1999 compared to 1998. For the first nine months of 1999 the depletion rate was $6.29 per boe, compared to $3.20 per boe for the same period in 1998.

   Interest Expense. Interest and other expenses increased to $136,000 for the first nine months of 1999, a $159,000 increase from the prior year period. Interest expense increased as a result of incurring long-term debt in 1999 to partially fund acquisitions. See "Acquisitions" and "Liquidity and Capital Resources". CEC's average interest rate for the first nine months of 1999 was 7.25%.

 Acquisitions

   In December 1998 CEC acquired for $2.3 million working interests in 16 natural gas wells, associated natural gas gathering and compression facilities and undeveloped lands in the East Carbon Field (Wayne-Rosedale), located in Alberta, Canada from Neutrino Resources, Ltd. The acquisition was funded with cash and bank financing. The acquisition increased CEC's working interest ownership in the East Carbon Field from 33 1/3% to 64%. CEC estimates that as of November 30, 1998, the remaining proved reserves before royalty of the acquired properties are approximately 51,000 barrels of oil and natural gas liquids and approximately 2.3 billion cubic feet of natural gas.

   In March 1999, CEC acquired for $800,000 a 100% working interest in one natural gas well, associated natural gas gathering facilities and underdeveloped lands in the East Carbon Field, located in Alberta, Canada from Westdrum Energy Ltd. and C. & D. Oil and Gas Ltd. The acquisition was funded with bank financing. CEC estimates that as of March 1, 1999, the remaining proved reserves before royalty of the acquired property are approximately 19,000 barrels of oil and natural gas liquids and approximately 720,000 mcf of natural gas.

   In March 1999, CEC acquired for $2.1 million working interests in 17 natural gas wells, associated natural gas gathering and compression facilities in the East Carbon Field, located in Alberta, Canada from Cometra Energy (Canada) Ltd. The acquisition was funded with bank financing. The acquisition increased CEC's working interest ownership in the East Carbon Field from 64% to 97%. CEC estimates that as of March 1, 1999, the remaining proved reserves before royalty of the acquired properties are approximately 48,000 barrels of oil and natural gas liquids and approximately 2.1 billion cubic feet of natural gas.

   In April 1999, CEC acquired for $125,000 working interests in 13 natural gas wells, associated natural gas gathering and compression facilities and undeveloped lands in the East Carbon Field, located in Alberta, Canada from Springroad Resources, Inc. The acquisition was funded with bank financing. The acquisition increased CEC's working interest ownership in the East Carbon Fields from 97% to approximately 100%. CEC estimates that as of March 1, 1999, the remaining proved reserves before royalty of the acquired properties are approximately 4,000 barrels of oil and natural gas liquids and approximately 180,000 mcf of natural gas.

 Exploration Activities

   Under the full cost method of accounting, all exploration costs associated with continuing efforts to acquire or review prospects including outside geological and seismic consultants are capitalized. A total of $201,000 of exploration costs were capitalized during the first nine months of 1999 compared to $40,000 in the first nine months of 1998.

 Liquidity and Capital Resources

   CEC has positive working capital, a history of strong cash flow from operating activities relative to its modest market capitalization and has secured a financing commitment with Canadian Imperial Bank of Commerce ("CIBC").

   The principal sources of CEC's funds are cash flows from operating activities and available borrowings under CEC's financing commitment.

   For the first nine months of 1999, net cash from operating activities was $1,389,000 compared to $1,218,000 for the same period in 1998. The increase is primarily due to increased oil and gas sales, a positive net change in operating assets and liabilities, partially offset by increased general and administrative expenses. Net cash used in investing activities was $7,751,000 for the first nine months of 1999 compared to $489,000 in 1998. This increase was primarily due to acquisitions in the East Carbon Area and a deposit related to the BFC acquisition. "See Acquisitions". Net cash provided by financing activities in the first nine months of 1999 was $4,696,000 which was primarily due to the proceeds from long-term debt, partially offset by the acquisition of 23,000 shares of CEC's common stock. Net cash used in financing activities in the first nine months of 1998 was $79,000 due to the acquisition of 83,000 shares of CEC's common stock partially offset by the issuance of 70,000 shares of CEC's common stock.

   In December 1998, CEC received a financing commitment from CIBC. The purpose of the loan is to provide financing for the acquisition of oil and gas reserves and for normal operating requirements. The loan is secured by CEC's oil and gas assets. The interest rate on outstanding borrowings is the CIBC Prime Rate plus 3/4%. The initial commitment was a $2.5 million revolving loan. In March, 1999, the commitment was increased to a $5.0 million revolving loan. In October 1999, the commitment was increased to a $6.5 million revolving loan. The commitment will be reduced to $5.75 million upon closing of the BFC acquisition. "See Acquisitions." The revolving phase of the loan will expire on April 30, 2000 and may be renewed by CIBC. If the revolving commitment is not renewed by CIBC, the loan would be converted into a term loan and will be permanently reduced by way of consecutive monthly principal payments over a period not to exceed 36 months. This loan is secured by all of CEC's assets. Borrowings under the loan during 1999 have resulted in increased interest expense during 1999 compared to 1998.

 Income Taxes

   In 1997, the Company adopted CICA 3465, Income Taxes. Since 1993, CEC had paid current taxes to Revenue Canada based on its taxable income after utilization, to the extent allowed, of its tax pool carry forwards. Currently payable taxable income for future periods is dependent upon the level and type of capital expenditures incurred in those future periods as well as percentage limitations for utilization of existing tax pools. For 1999, the Company anticipates little or no current income tax liability based upon current and anticipated 1999 activity. For 1998, federal and provincial taxes were $41,000.

 Exchange Rate of the Canadian Dollar

   All dollar amounts in this report are in Canadian dollars except where otherwise indicated. The following table sets forth the rates of exchange for the Canadian dollar, expressed in United States dollars:

                                                                    Nine Months
                                                                   Ended August
                                                                        31,
                                                                   -------------
                                                                    1999   1998
                                                                   ------ ------
      Rate at end of period....................................... 0.6685 0.6361
      Average rate during period.................................. 0.6657 0.6880
      High........................................................ 0.6894 0.7105
      Low......................................................... 0.6440 0.6343

   On September 30, 1999, the noon buying rate in Canadian dollars was 0.6803 U.S.=$1.00 Canadian.

 Year 2000 Issues

   The Year 2000 issue is the result of computer programs being written using two digits rather than four, or other methods, to define the applicable year. Computer programs that have date sensitive software may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to price transactions, send invoices or engage in similar normal business activities. In addition to affecting mainframe and mid-range computer systems, this problem potentially impacts computer chips integrated in security, plant automation, and pipeline control and metering systems.

   CEC completed an external review of all Year 2000 issues by contacting and/or sending out questionnaires to all of its natural gas purchasers, gathering system and plant operators, downstream pipeline operators, operators of its oil and gas properties, financial institutions and vendors providing payroll and medical benefits and services. CEC did not send a questionnaire to equipment and service providers. Based upon this review, CEC did not prepare any contingency plans.

   CEC utilizes a service bureau for its accounting processing. The service bureau has represented that the oil and gas accounting system utilized by the service bureau is Year 2000 compliant. CEC has selected an accounting system and is in the process of bringing all accounting services and processing in-house. The oil and gas accounting system vendor has represented that the software is Year 2000 compliant. CEC also has personal computer based software programs and files that may contain some historical information and that may not be Year 2000 compliant.

   Subsequent to January 1, 2000, CEC has not experienced any significant operation issues relating to Year 2000 compliance. CEC has also not been informed by any third party having a relationship with CEC that the third party has experienced any significant Year 2000 issues.

   Management expects costs for CEC to become Year 2000 compliant will not be significant. CEC does not believe that any loss of revenue will occur as a result of the Year 2000 problem. However, despite CEC's efforts to identify and remedy Year 2000 problems, there may be related failures that disrupt CEC's business temporarily.

   Results of Operations--Year 1998 Compared to 1997 and 1997 Compared to 1996

   Oil and Gas Revenues. The following table shows comparative revenues, sales volumes, average prices and the percentage changes between periods for natural gas, oil, and plant liquids for 1998, 1997, and 1996.

                                      Year ended November  Year ended November
                                              30,                  30,
                                      -------------------- --------------------
                                                      %                    %
                                       1998   1997  Change  1997   1996  Change
                                      ------ ------ ------ ------ ------ ------
Natural gas revenues M$..............  2,367  2,281    4%   2,281  2,168    5%
Oil Revenues M$......................    491    591  -17%     591    380   55%
Plant liquids revenues M$............    377    579  -35%     579    545    7%
Natural gas sales volumes:
  Millions of cubic feet.............  1,147  1,244   -8%   1,244  1,502  -17%
  Mcf/day............................  3,142  3,408         3,408  4,115
Oil sales volumes:
  Barrels............................ 26,552 22,624   17%  22,624 14,436   57%
  Barrels/day........................     73     62            62     40
Plant liquids sales volumes:
  Barrels............................ 25,805 26,301   -2%  26,301 28,223   -7%
  Barrels/day........................     71     72            72     77
Average price received:
  Natural gas--$/Mcf.................   2.06   1.83   13%    1.83   1.44   27%
  Oil--$/Barrel......................  18.49  26.10  -29%   26.10  26.34   -1%
  Plant liquids--$/Barrel............  14.61  22.03  -35%   22.03  19.28   14%

   Natural gas revenues in 1998 were 4% higher than in 1997. Natural gas prices were 13% higher and natural gas sales volumes were 8% lower due to a gas processing plant and compressor down time and normal well productivity decline. Revenues from oil were 17% lower in 1998 compared to 1997 because of a 29% decrease in oil prices, partially offset by a 17% increase in volume. Natural gas processing plant liquids sales volumes declined slightly from 1997 to 1998 due to lower natural gas production. Revenues were lower due to lower oil and natural gas liquids prices in 1998 versus 1997.

   Natural gas revenues for 1997 were 5% higher than 1996 because of 27% higher average prices which more than offset 17% lower gas sales volume due to well productivity decline. Revenues from oil were 55% higher in 1997 compared to 1996 because of a 57% increase in sales volumes due to a new oil well. Plant liquids sales volumes decreased 7% and natural gas liquids prices increased 14% in 1997 compared to 1996.

   Royalty expense consists primarily of Crown royalties in addition to freehold and gross overriding royalties. CEC is eligible for the ARTC that varies inversely with prevailing prices for oil and gas sales in Alberta. For 1998 the net Crown royalty rate was 6% of oil and gas sales compared to 8% in 1997. This decrease was attributed to a 13% increase from 1997 to 1998 in the gas sales price received by CEC coupled with a 4% decrease from 1997 to 1998 in the reference price used to calculate Crown royalty expense.

   Field Services Business Segment. CEC receives operating service revenue generated by its share of processing fees at the Carbon area liquid extraction plant. CEC also processes its own gas, and that portion of the processing fee revenue attributable thereto is not reported in this segment and offsets an identical amount of process expense otherwise chargeable to lease operations. The Carbon plant also processes gas of unrelated third parties which in 1998 amounted to approximately 37% of the plant's volumes and represents the majority of field services profit.

   CEC also derives revenues and net cash flow from separate gathering and compression facilities in which it has ownership. Amounts applicable to CEC's own production have likewise been eliminated from both revenue and expense of these operations.

   Lease Operating Expense. Lease operating expenses for 1998 were 22% as a percentage of oil and gas sales compared to 17% for 1997 and 20% for 1996. The increase in 1998 compared to 1997 is attributed to well workovers and a full year of production of oil wells in CEC's Hoffer area and additional compression in the East Carbon area. This increase was partially offset by variable expense decreases related to production declines. Lease operating expenses per boe sold were $2.92, $2.27 and $2.12 for 1998, 1997 and 1996, respectively. This trend is attributed to increased well workovers and fixed costs allocated to a declining production base.

   CEC has always followed the U.S. practice of converting its natural gas to boe based on the heating value ratio of six mcf of natural gas to one barrel of oil rather than a ratio of 10 to 1 which historically has approximated price ratios. The latter ratio is used almost exclusively by Canadian public companies. CEC's share of processing fees charged to its wells have been deducted from its field services revenues where CEC's one-third Carbon plant ownership is involved.

   Field netbacks which are commonly reported by Canadian energy companies equate to oil and gas sales less royalties and lease operating expenses. CEC's average field netback was $9.23/boe in 1998, $9.69/boe in 1997 and $7.68/boe in 1996. If natural gas had been converted to oil using the Canadian practice of a 10:1 ratio, then reported field netbacks would have been $13.45/boe in 1998, $14.32/boe in 1997 and $11.67/boe in 1996.

   General and Administrative Expenses. G&A expenses relate to the direct costs of CEC which do not originate from either its operation of properties or the providing of services. Historically CEC had incurred certain direct and indirect G&A costs for management services provided by Columbus Energy. These costs were primarily for labor, related benefits and other overhead costs. G&A costs increased by $223,000 in 1998 compared to 1997 primarily due to the hiring of full time employees, which was partially offset by a reduction in Columbus expenses. The management agreement with Columbus was terminated on March 31, 1999.

   Depreciation, Depletion and Amortization Expense. DD&A costs of oil and gas assets are determined based upon the units of production method. Natural gas gathering, compression and processing facilities are depreciated on a straight line method. For 1998, the depletion rate of oil and gas properties was $4.02 per boe for CEC, compared to $3.01 per boe for 1997, and $2.15 per boe for 1996. The 1998 increase in the depletion rate was primarily due to a downward adjustment to CEC's year end proved reserves. The above calculated amounts for 1998, 1997 and 1996 include $62,000, $33,000 and $30,000 respectively, for estimated future site restoration costs.

   Interest Expense. Interest expense in 1998 compared and 1997 was minimal due to the fact that the company maintained significant cash balances and no borrowings.

 Exploration Activities

   Under the full cost method of accounting, all exploration costs associated with continuing efforts to acquire or review prospects and outside geological and seismic consulting work are capitalized. A total of $54,000 of exploration costs were capitalized during 1998. These charges include seismic and consulting costs in the Carbon, East Carbon and Harmon areas of Alberta. A total of $230,000 of exploration costs were capitalized during 1997. These charges included seismic costs in the Maxim area of Saskatchewan and in the East Carbon area of Alberta. Exploration costs capitalized in 1996 were $181,000, primarily in the Hoffer area of Saskatchewan and for seismic cost in the Carbon field.

 Income Taxes

   In 1997, CEC adopted CICA 3465, Income Taxes. Since 1993, CEC has paid current taxes to Revenue Canada based on its taxable income after utilization, to the extent allowed, of its tax pool carryforwards. Currently payable taxable income for future periods is dependent upon the level and type of capital expenditures that are incurred in these periods as well as percentage limitations for utilization of existing tax pools. For 1998, current income taxes are estimated to be $19,000. For the 1997 and 1996 fiscal years CEC paid no current federal tax because additions to deductible property tax pools and carryover balances were sufficient to result in no taxable income.

 Effects of Changing Prices

   The Canadian economy experienced considerable inflation during the late 1970's and early 1980's but in recent years inflation has been fairly stable at relatively low levels. CEC, along with most other business enterprises, was then and will be affected in the future by any recurrence of such inflation. Changing prices, or a change in the Canadian dollar's purchasing power, distorts the traditional measures of financial performance which are generally expressed in terms of the actual number of dollars exchanged and do not take into account changes in the purchasing power of the monetary unit. This results in the reporting of many transactions over an extended period as though the dollars received or expended were of common value, which does not accurately portray financial performance.

   Inflation, as well as a recessionary period, can cause significant swings in the interest rates that companies pay on bank borrowings. These factors are anticipated to continue to affect CEC's operations both positively and negatively for the foreseeable future.

   Oil and gas prices fluctuate over time as a function of market economics. Refer to the price change table in the discussion "Oil and Gas Operations Comparisons 1998, 1997 and 1996" for information on product price fluctuation over the past three years. This table depicts the effect of changing prices on CEC's revenue stream.

   Operating expenses have been relatively stable but are a critical component of profitability since they represent a larger percentage of revenues when lower product prices prevail. Competition in the industry can significantly affect the cost of acquiring leases, although in recent years this factor has been less important as more operators have withdrawn from active exploration programs.

 Exchange Rate of the Canadian Dollar

   All dollar amounts set forth in the CEC report are in Canadian dollars except where otherwise indicated. The following table sets forth the rates of exchange for the Canadian dollar, expressed in United States dollars:

                                                   Year Ended November 30,
                                              ----------------------------------
                                               1998   1997   1996   1995   1994
                                              ------ ------ ------ ------ ------
Rate at end of period........................ 0.6563 0.7021 0.7414 0.7362 0.7272
Average rate during period................... 0.6785 0.7251 0.7331 0.7278 0.7347
High......................................... 0.7105 0.7292 0.7515 0.7474 0.7632
Low.......................................... 0.6343 0.7019 0.7215 0.7025 0.7167

Properties

 Estimated Oil and Gas Reserve Quantities and Revenues

   The estimated reserve amounts and future net revenues for 1998 were determined by Sproule Associates Limited, an independent geological and petroleum engineering firm, and for 1997 and 1996 by Reed Ferrill & Associates, an independent petroleum engineering firm. CEC owned only Canadian reserves during the periods.

   CEC's reserves are sensitive to natural gas and oil sales prices and their effect on economic production rates and are based on the spot market price in effect at year end and the sales prices of long-term contracts in effect prior to year-end.

   Price declines decrease reserve values by lowering the future net revenues attributable to the reserves and reducing the quantities of reserves that are recoverable on an economic basis. Price increases have the opposite effect. A significant decline in prices of oil or natural gas could have a material adverse effect on CEC's financial condition and results of operations.

   Proved developed reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

   Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

   Future prices received from production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections.

   The present values shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is specified by the Securities and Exchange Commission, is not necessarily the most appropriate discount rate, and present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate. For properties operated by CEC, expenses exclude CEC's share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including among other things general and administrative costs and interest expense.

   There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and natural gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those shown above. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates depends primarily on the accuracy of the assumptions upon which they were based. In general, the volume of production from oil and gas properties CEC owns declines as reserves are depleted. Except to the extent CEC acquires additional properties containing proved reserves or conducts successful exploration and development activities or both, the proved reserves will decline as reserves are produced.

                    Changes in Proved Oil and Gas Reserves

                                                                     Natural Gas
                                                     Oil and Liquids  (Millions
                                                      (Thousands of   of Cubic
                                                        Barrels)        Feet)
                                                     --------------- -----------
Proved Reserves:
November 30, 1995...................................       363         23,115
  Revision to previous estimates....................        (9)        (2,664)
  Extensions and discoveries........................       366            414
  Sales and abandonments............................         0           (217)
  Production........................................       (40)        (1,468)
                                                          ----         ------
November 30, 1996...................................       680         19,180
  Revision to previous estimates....................      (271)        (2,020)
  Extensions and discoveries........................         7            331
  Production........................................       (46)        (1,217)
                                                          ----         ------
November 30, 1997...................................       370         16,274
  Revision to previous estimates....................       (56)        (9,965)
  Extensions and discoveries........................        57            400
  Production........................................       (49)        (1,123)
                                                          ----         ------
November 30, 1998...................................       322          5,586
                                                          ====         ======
Proved developed reserves:
November 30, 1996...................................       513         16,068
November 30, 1997...................................       287         13,180
November 30, 1998...................................       285          4,439

 Proved Developed Reserves

   At November 30, 1998, CEC had approximately 4.4 billion cubic feet of proved developed gas reserves representing 79% of CEC's total proved gas reserves and 285,000 barrels of oil and natural gas liquids representing 89% of CEC's total proved oil reserves. Approximately 3.9 of the 4.4 billion cubic feet of proved developed gas reserves and 225,000 of the 285,000 barrels of proved developed oil reserves are presently being provided from completion intervals open for production in existing wells. The remainder of the proved developed reserves are primarily behind the casing in existing wells and recompletion of those zones will be required to place them on production. Also included are any wells which have been completed and were awaiting connection to a gas pipeline as of year end, provided such pipeline connection does not require significant investment.

 Proved Undeveloped Reserves

   At November 30, 1998, CEC's proved undeveloped reserves total approximately
1.1 billion cubic feet of gas, or 21% of its total proved gas reserves, and approximately 38,000 barrels of oil and liquids, or 11% of its total proved oil reserves.

   These reserves are attributable to undrilled locations offsetting production in the Carbon, East Carbon, Harmon and Rowley areas of Alberta.

 Comparison of Proved Reserves

   The following table compares CEC's estimated proved reserves at November 30, 1997 and 1998.

                                                             Oil and    Natural
                                                             Liquids      Gas
                                                            (Thousands (Millions
                                                                of     of Cubic
                                                             Barrels)    Feet)
                                                            ---------- ---------
Proved Reserves:
November 30, 1997
  Proved developed.........................................    287      13,180
  Proved undeveloped.......................................     83       3,094
                                                               ---      ------
    Total..................................................    370      16,274
                                                               ===      ======
November 30, 1998
  Proved developed.........................................    285       4,439
  Proved undeveloped.......................................     37       1,147
                                                               ---      ------
    Total..................................................    322       5,586
                                                               ===      ======

   On a BOE basis, approximately 18% of the decrease in November 30, 1998 proved reserves compared to November 30, 1997 is due to 1998 production. The majority of the remainder of the decrease in proved reserves is due to the following factors:

   The unsuccessful completion of a well in the East Carbon area resulted in more stringent reservoir engineering interpretations of log characteristics and analogous production in two natural gas zones. The unsuccessful completion also disproved a geological hypothesis that was formerly presumed in the determination of proved undeveloped reserves in these two natural gas zones.

   In 1998, a zone in the East Carbon area was remapped due to new offset well information, resulting in geologic interpretations that did not support the assignment of proved reserves for a location.

 Standardized Measure

   The Standardized Measure schedule is presented below pursuant to the disclosure requirements of the Securities and Exchange Commission and Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities" (SFAS 69). Future cash flows are calculated using year-end oil and gas prices and operating expenses, and are discounted using a 10% discount factor.

   Under SEC guidelines, Future Net Revenues shown below must be calculated using prices that were in effect on November 30 of each year and are projected forward based on existing contracts or the spot market price on that date. Accordingly, the Future Net Revenues have been calculated using the spot market sales price in effect at year end and the sales prices of long-term contracts in effect prior to year end.

   The prices utilized in this calculation for Future Net Revenues at November 30, 1998 are summarized as follows:

             Natural Gas
             1998....................... $    2.80/mcf
             1999.......................      2.69/mcf
             2000.......................      2.60/mcf
             2001.......................      2.58/mcf
             2002-forward...............      2.49/mcf
             Ngl........................ $12.67/barrel
             Oil........................ $16.94/barrel

   The standardized measure is intended to provide a standard of comparable measurement of CEC's estimated proved oil and gas reserves based on economic and operating conditions existing as of November 30, 1998, 1997 and 1996. Pursuant to SFAS 69, the future oil and gas revenues are calculated by applying to the proved oil and gas reserves the oil and gas prices at November 30 of each year relating to such reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year end. Production and development costs are based upon costs at each year end. Future income taxes are computed by applying statutory tax rates as of the year end with recognition of tax basis, resource allowance, tax pool carryforwards and earned depletion carryforwards as of that date and relating to the proved properties. Discounted amounts are based on a 10% annual discount rate. Changes in the demand for oil and gas, price changes and other factors make such estimates inherently imprecise and subject to revision.

           Standardized Measure of Discounted Future Net Cash Flows
               Relating to Estimated Proved Oil and Gas Reserves
                            (thousands of dollars)

                                                      1998     1997     1996
                                                     -------  -------  -------
Future oil and gas revenue.......................... $19,260  $31,984  $59,858
Future cost:
  Production cost...................................  (4,351)  (7,620) (10,521)
  Crown royalty.....................................  (1,646)  (5,515)  (9,982)
  Development cost..................................    (536)  (1,260)  (1,712)
Future income taxes.................................  (2,368)  (3,039)  (9,144)
                                                     -------  -------  -------
Future net cash flows...............................  10,359   14,550   28,499
Discount at 10%.....................................  (2,334)  (4,584) (10,800)
                                                     -------  -------  -------
Standardized measure of discounted future net cash
 flows.............................................. $ 8,025  $ 9,966  $17,699
                                                     =======  =======  =======

   As required by SFAS 69, the tax computation does not consider CEC's annual interest expense and general and administrative expenses or future drilling and equipment costs. Because of these factors, the tax provisions shown do not represent the much lower future tax expense expected as long as CEC remains an active operating company.

              Change in Standardized Measure of Discounted Future
           Net Cash Flows from Estimated Proved Oil and Gas Reserves
                  For the Three Years Ended November 30, 1998
                            (thousands of dollars)

                                                          November 30,
                                                     -------------------------
                                                       1998     1997     1996
                                                     --------  -------  ------
Standardized measure--beginning of year............. $  9,966  $17,699  $9,286
Sale of oil and gas net of production costs.........   (2,248)  (2,482) (2,250)
Net changes in prices, crown royalty and production
 costs .............................................    8,662   (8,672) 11,238
Extensions and discoveries..........................      787      358   4,936
Sales and abandonments..............................      --         0    (129)
Revisions to previous estimates.....................  (11,804)  (2,207) (3,590)
Previously estimated development costs incurred
 during the period .................................      --        90     411
Changes in development costs........................      771      316     (49)
Accretion of discount...............................    1,131    2,242   1,066
Other...............................................      844     (758)    133
Change in future income tax.........................      (84)   3,380  (3,353)
                                                     --------  -------  ------

                                                            November 30,
                                                        -----------------------
                                                         1998    1997    1996
                                                        ------  ------  -------
Net increase (decrease)................................ (1,941) (7,733)   8,413
                                                        ======  ======  =======
Standardized measure--end of year...................... $8,025  $9,966  $17,699
                                                        ======  ======  =======

 Production

   CEC's net oil and gas production for each of the past three years is shown on the following table:

                                                            Year ended November
                                                                    30,
                                                            --------------------
                                                             1998   1997   1996
                                                            ------ ------ ------
      Oil--barrel.......................................... 25,000 22,000 15,000
      Ngl--barrel.......................................... 24,000 24,000 25,000
      Gas--Mmcf............................................  1,124  1,217  1,468

   Average price and cost per unit of production for the past three years are as follows (gas prices include net hedging gains and losses):

                                                           Year Ended November
                                                                   30,
                                                           --------------------
                                                            1998   1997   1996
                                                           ------ ------ ------
      Average sales price per barrel of oil............... $18.49 $26.10 $26.34
      Average sales price per mcf of gas..................   2.06   1.83   1.44
      Average sales price per barrel of Ngl...............  14.61  22.03  19.28
      Average production cost per boe.....................   3.01   2.33   2.17

   Natural gas is converted to oil at the ratio of six mcf of natural gas to one barrel of oil. Production costs include only lease operating expenses.

   Gas sales are generally made pursuant to gas purchase contracts with unrelated third parties. Our gas sales are subject to price adjustment provisions of the gas purchase contracts as well as general economic and political conditions affecting the production and price of natural gas.

 Developed Properties and Acreage

   A summary of the gross and net interest in producing wells and gross and net interest in producing acres as of November 30, 1998 is shown in the following table:

                                                                  Gross    Net
                                                                 ------- -------
                                                                 Oil Gas Oil Gas
                                                                 --- --- --- ---
      Wells.....................................................  16  47   5  19
                                                                 === === === ===
      Acres..................................................... 18,876   6,993
                                                                 ======   =====

 Undeveloped Acreage

   The following table sets forth CEC's ownership in undeveloped acreage as of November 30, 1998:

                                                           Gross Acres Net Acres
                                                           ----------- ---------
      Alberta.............................................    7,360      3,242
      Saskatchewan........................................    9,840      4,710
                                                             ------      -----
          Total Undeveloped Acreage.......................   17,200      7,952
                                                             ======      =====

 Drilling Activities

   CEC engages in exploratory and development drilling on its own and in association with other oil and gas companies. The table below sets forth information regarding CEC's drilling activity for the last three years. The net interest shown is CEC's working interest.

                                                     Year Ended November 30,
                                                 -------------------------------
                                                   1998       1997       1996
                                                 --------- ---------- ----------
                                                 Gross Net Gross Net  Gross Net
                                                 ----- --- ----- ---- ----- ----
EXPLORATORY
Wells Drilled:
  Oil...........................................  --   --   --    --     3  1.50
  Gas...........................................  --   --     1  0.60    2  0.67
  Dry...........................................  --   --   --    --     1  0.20
DEVELOPMENT
Wells Drilled:
  Oil...........................................  --   --     1  0.50  --    --
  Gas...........................................  --   --     1  1.00    6  2.83
  Dry...........................................  --   --   --    --   --    --
TOTAL
Wells Drilled:
  Oil...........................................  --   --     1  0.50    3  1.50
  Gas...........................................  --   --     2  1.60    8  3.50
  Dry...........................................  --   --   --    --     1  0.20
                                                  ---  ---  ---  ----  ---  ----
                                                  --   --     3  2.10   12  5.20
                                                  ===  ===  ===  ====  ===  ====

 Current Operations Activity

   CEC engages in the exploration, development and production of crude oil and natural gas and acquires and develops leaseholds and other interests in oil and gas properties in the provinces of Alberta and Saskatchewan. CEC owns working interests in 16 oil wells located in Saskatchewan, Canada and 47 natural gas wells located in Alberta, Canada. CEC also has ownership interests in a natural gas processing plant and several gas gathering and compression systems in Alberta. Prior to the end of 1998, substantially all of CEC's oil and gas properties were operated by other industry companies. With certain acquisitions completed in fiscal 1999, CEC has increased the percent of oil and gas properties which it operates. CEC's business strategy is to grow through exploitation of existing oil and gas properties by development of proved undeveloped reserves; acquisitions of complementary working interests in existing and adjacent properties; and optimization of gathering, compression and processing facilities. CEC will also conduct oil and gas exploration activities in its core area of operations. In addition CEC will evaluate acquisition and merger opportunities.

   Acquisition Activities. See "CEC Management's Discussion and Analysis of Financial Condition and Results of Operations"--"Acquisitions."

Legal Proceedings

   There are no material legal proceedings pending or, to our knowledge, threatened against CEC.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

   PricewaterhouseCoopers LLP were engaged as CEC's independent auditors for the 1998 fiscal year. On April 16, 1999, CEC, upon approval of its Board of Directors, determined that the appointment of PricewaterhouseCoopersLLP should not be renewed and that Arthur Andersen LLP should be proposed to CEC's shareholders as its independent auditors for the 1999 fiscal year. The President and Chief Executive Officer of

CEC, as well as the Chief Financial Officer, both of whom joined CEC during the last half of 1998, have a previous relationship with Arthur Andersen LLP as a result of work at another oil and gas company. In addition for fiscal 1999, Arthur Andersen LLP proposed a fee structure for the year end audit, quarterly reviews and accounting consultation that was economically beneficial to CEC.

   During CEC's two most recent fiscal years and subsequent interim period preceding this determination, there were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The auditors' report during CEC's two most recent fiscal years preceding this determination did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Quantitative and Qualitative Disclosures about Market Risk

 Interest Rate Risk

   Market risk is estimated as the potential change in fair value resulting from an immediate hypothetical change in interest rates. The sensitivity analysis presents the change in fair value of these instruments and changes in Company's earnings and cash flows assuming an immediate one percentage change in floating interest rates. As the Company presently only has floating rate debt, interest rate changes would not affect the fair value of these instruments but would impact future earnings and cash flows assuming all other factors are held constant. The carrying amount of the Company's floating rate debt approximates its fair value. At November 30, 1998, the Company did not have any debt. At August 31, 1999, the Company had floating rate debt of $4,850,000. Assuming constant debt levels, earnings and cash flow impacts for the next twelve-month period due to a one percentage change in interest rates would be approximately $49,000 before taxes.

 Foreign Currency Risk

   CEC's operations, except for certain administration functions performed in its Denver, Colorado office, are conducted in Canada. CEC does not use financial instruments relating to currency and exchange rates. For information on the exchange rate of the Canadian dollar, refer to "Exchange Rate of the Canadian Dollar" under "CEC Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Commodity Price Risk

   Oil and gas commodity markets are influenced by global as well as regional supply and demand. Worldwide political events can also impact commodity prices. CEC uses certain financial instruments in an attempt to manage commodity price risk. CEC attempts to manage these risks by minimizing its commodity price exposure through the use of derivative contracts as described in Note 9 to the November 30, 1998 Financial Statements of CEC and Note 5 to the August 31, 1999 Financial Statements of CEC. These tools include, but are not limited to: commodity futures and option contracts; fixed-price swaps; basis swaps; and term sales contracts. Gains and losses on these contracts are deferred and recognized in income as an adjustment to oil and gas sales revenues during the period in which the physical product to which the contracts relate is actually sold.

   The following table summarizes the Company's derivative financing instrument position on its natural gas production as of August 31, 1999 and November 30, 1998. The fair value of these instruments reflect the estimated amount that the Company would receive (or pay) to settle these contracts as of August 31, 1999 and November 30, 1998. Actual settlement of these instruments upon maturity will differ from the estimates listed in the table.

                  Commodity Price Risk as of August 31, 1999

                      Fixed price    Fair
     Year GigaJoules per GigaJoule   value
     ---- ---------- ------------- ---------
     1999   391,315      $2.62     $(255,000)
     2000   919,880       2.76      (381,000)
     2001   320,720       2.57      (170,000)
          ---------                ---------
          1,631,915                $(806,000)
          =========                =========

                 Commodity Price Risk as of November 30, 1998

                      Fixed price    Fair
     Year GigaJoules per GigaJoule   value
     ---- ---------- ------------- ---------
     1998    65,410      $2.70     $  12,000
     1999   705,666       2.55        72,000
     2000   385,075       2.57        35,000
     2001   321,775       2.57        29,000
          ---------                ---------
          1,477,926                $ 148,000
          =========                =========

                           INFORMATION ABOUT CARBON

Business

   Carbon was incorporated on September 14, 1999 under the Colorado Business Corporation Act and has its principal executive offices in Denver, Colorado. Our business is currently comprised of the assets and properties of BFC, which were acquired on October 29, 1999 in a stock purchase. The total cash purchase price after adjustments was $23,581,000. On August 11, 1999, CEC entered into a stock purchase agreement with BPC which provided for the purchase by CEC from BPC of all outstanding shares of BFC for $23,858,000 in cash, subject to certain adjustments.

   The purchase of BFC stock under the stock purchase agreement was completed by Carbon rather than CEC. Rights and obligations of CEC under the stock purchase agreement were assigned to Carbon. Yorktown purchased 4,500,000 shares of Carbon for $24,750,000. The funds from this purchase were used to acquire the BFC shares under the stock purchase agreement and pay expenses incurred in connection with the purchase and related transactions.

   As described above, we now own all of the stock of BFC. As the parent company of BFC, we provide management and other services to BFC. Carbon itself has not engaged in other activities, except for the acquisition of BFC and preparations for the exchange offer made by this prospectus. BFC is an independent oil and gas company engaged in the exploration, development, and production of natural gas and crude oil. All of the properties and activities described below were acquired or conducted by the prior management of BFC. Through our acquisition of BFC, our activities are currently concentrated in the Piceance and Uintah Basins in northwestern Colorado and eastern Utah, the San Juan Basin in northwest New Mexico, the Permian Basin in southeast New Mexico and western Texas, and southwestern Kansas. BFC owns working interests in approximately 292 oil and gas wells, of which, approximately 190 wells are operated by BFC. BFC employs a staff of oil and gas professionals to manage its operations.

   Our business strategy is to grow through exploitation of existing oil and gas properties by development of proved undeveloped reserves; acquisitions of complementary working interests in existing and adjacent properties; and optimization of gathering, compression and processing facilities. We will also conduct oil and gas exploration activities and evaluate acquisition and merger opportunities. Our activities will be conducted in the United States primarily through BFC and in Canada through CEC.

   Our oil and gas properties are located in the western United States and are principally natural gas properties as discussed below and in "Properties."

 Piceance and Uintah Basins

   The Piceance and Uintah Basins have been core production areas since BFC's inception. The productive formations are the Morrison, Dakota, Mancos, Castle Gate, Mesa Verde and Wasatch formations. All of these formations produce natural gas; however, in some areas, the Castle Gate sands formations are known to contain oil reserves. We operate 132 wells and own working interests in 146 wells in the Piceance Basin in Colorado and the Uintah Basin in Utah. Carbon has not drilled any wells in these basins during 1999, however, additional drilling locations have been identified for further analysis and possible future drilling. We have leasehold rights in approximately 164,000 gross and 122,500 net acres of which approximately 41,500 gross and 37,500 net acres are undeveloped.

 San Juan Basin

   Production in the San Juan Basin of northwest New Mexico is predominantly natural gas. The primary productive formations on our acreage is the Dakota, Gallup, Pictured Cliffs, and Fruitland (Coal Sands). We operate 41 wells and own working interests in 42 wells in the San Juan Basin. We have lease rights in approximately 5,200 gross and 2,600 net acres, all of which are developed.

 Permian Basin

   Our well interests in the Permian Basin are both operated and non-operated in nature. We own working interests in 76 wells in the Permian Basin and operate 11 of these wells. During 1999 we have participated in the drilling of five wells, all of which were completed or are in the process of being completed as producing gas wells. Additional wells are scheduled for drilling during the balance of 1999. We have lease rights in approximately 23,500 gross and 11,500 net acres, of which 1,400 gross and 1,000 net acres are undeveloped.

 Southwestern Kansas

   The main exploratory efforts of Carbon are concentrated in southwestern Kansas. We own working interests in 28 wells and operate 4 wells in this area. We are conducting regional geologic and geophysical work to identify additional drilling prospects. We are also currently acquiring acreage covering the most attractive prospects. We have lease rights in approximately 33,000 gross and 25,500 net acres of which 30,000 gross and 24,500 net acres are undeveloped.

Carbon Selected Financial Data

   The table below sets forth our selected historical financial and operating data as of the dates and for the periods indicated. All the historical financial data in the table is that of our predecessor, BFC. The historical financial data for the nine months ended September 30, 1998 and September 30, 1999 were derived from BFC's unaudited financial statements. The historical financial data for each of the years in the five-year period ended December 31, 1998 were derived from BFC's financial statements, which were audited by Hein + Associates LLP. Currency amounts are in U.S. dollars unless otherwise stated. The information set forth below should be read in conjunction with "Our Management's Discussion and Analysis of Financial Condition and Results of Operations" and BFC's Financial Statements and notes thereto, included elsewhere in this prospectus.

                          As of or for the
                          Nine Months Ended              As of or for the
                            September 30,             Year Ended December 31,
                          ------------------  ---------------------------------------------
                            1999      1998     1998     1997     1996     1995       1994
                          --------  --------  -------  -------  -------  -------    -------
                                               (in thousands)
Operating Data:
 Revenues...............  $ 18,254  $ 12,595  $21,092  $16,539  $15,067  $12,675    $14,956
 Net earnings (loss)....       933       114   (2,191)     732    4,060      172     (2,950)
Cash Flow Data:
 Cash provided by (used
  in) operating
  activities............  $   (734) $  2,587  $ 4,696  $ 3,193  $ 4,136  $ 3,016    $ 3,091
 Cash used in investing
  activities............    (4,654)   (3,828)  (5,948)  (4,442)  (1,025)    (859)    (1,181)
 Cash provided by (used
  in) financing
  activities............     2,950     1,300    3,450    1,019   (2,760)  (2,090)    (2,046)
Balance Sheet Data:
 Total assets...........   $21,627   $18,726  $22,840  $16,054  $14,524  $13,177    $16,321
 Working capital........     1,603       688      562    1,491    1,725      628        405
 Long-term debt.........     8,800     3,700    5,850    2,400    1,700    4,760      6,850
 Stockholder's
  equity(1).............     9,997     9,709    9,063    9,591    8,859    6,774(1)   6,552(1)

--------
(1) Includes debt to parent company (BPC) of $3,787 in 1995 and $3,737 in 1994, which was converted to equity in 1996.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations

   Our financial statements and related notes included in this prospectus are those of our predecessor, BFC. The discussion below summarizes our financial condition and results of operations and should be read in connection with the financial statements and related notes of BFC.

 Results of Operations- Nine Months Ended September 30, 1999 Compared to the Nine Months Ended September 30, 1998.

   Oil and gas production revenue increased $1,545,000 or 30% to $6,730,000 in the nine months ended September 30, 1999 compared to $5,185,000 in the nine months ended September 30, 1998. Natural gas volumes produced in the first nine months of 1999 increased 643,000 mcf or 26% to 3,128,000 mcf from 2,485,000 mcf in the nine months ended September 30, 1998. Oil volumes produced decreased 2,900 bbls or 5% to 49,900 bbls in the nine months ended September 30, 1999 from 52,800 bbls in the nine months ended September 30, 1998. The average realized price received for oil production increased 15% to $15.79 per bbl in the first nine months of 1999 from $13.76 per bbl in the nine months of 1998. The average realized price received for gas production increased 6% to $1.90 per mcf in the first nine months of 1999 from $1.79 per mcf in the first nine months of 1998. Prices received for gas production are net of hedging gains and/or losses in the respective periods.

   The production increases in natural gas production resulted from successful drilling and recompletion results in various basins, particularly in western Kansas and in the Permian Basin of New Mexico. Some of these increases were partially offset by production declines on previously existing properties. Production volume realized in the first nine months of 1999 related to the successful drilling efforts were: Oil production--13,800 bbls; and gas production--822,000 mcf. The sales related to this production was $1,772,000.

   Gas marketing revenue increased 54% in the first nine months of 1999 to $11,059,000 from $7,157,000 in the first nine months of 1998. Gas marketing related expenses increased 121% to 11,009,000 in the first nine months of 1998 from $7,133,000 in the first nine months of 1998. BFC entered into a management agreement in September 1998 with an unrelated party for a period which included the first four months of 1999. The contract called for BFC to provide gas marketing management services to customers of the unrelated party. In exchange for providing the service, BFC received 35% of the net profits on the related business. Total sales recorded under the agreement for the period January through April 1999 were $5,700,000 with net profits of $19,000.

   Net income in the first nine months of 1999 was $683,000 compared to net income of $114,000 in the first nine months of 1998. The increase in net income is primarily due to increased oil, gas, and other revenues, and decreased general and administrative expense, partially offset by an increase in lease operating, DD&A, exploration and interest expense.

   Oil and Gas Revenues. The following table shows comparative revenues, sales volumes, average prices and percentage changes between periods, for natural gas and oil for the first nine months of 1999 and 1998.

                                                           Nine Months Ended
                                                             September 30,
                                                         ----------------------
                                                          1999   1998  % Change
                                                         ------ ------ --------
      Natural gas revenues M$...........................  5,942  4,459    33%
      Oil revenues M$...................................    788    726     9%
      Natural gas sales volumes:
        Millions of cubic feet..........................  3,128  2,485    26%
        MCF/day......................................... 11,500  9,100
      Oil sales volumes:
        Barrels......................................... 49,900 52,800   (5)%
        Barrels/day.....................................    183    194
      Average price received:
        Natural gas--$/Mcf..............................   1.90   1.79     6%
        Oil--$/Barrel...................................  15.79  13.76    15%

   Natural gas revenues for the first nine months of 1999 increased 33% over the first nine months of 1998 because of a 6% price increase and a 26% increase in sales volumes. The increase in sales volumes were primarily due to successful drilling and recompletion results in various basins, particularly in western Kansas and in the Permian Basin of New Mexico, partially offset by production declines on existing properties. Oil revenues were 9% higher for the first nine months of 1999 compared to the first nine months of 1998 because of a 15% price increase partially offset by a 5% decline in sales volumes.

   Average daily oil and gas production for the first nine months of 1999 totaled 183 barrels of oil per day and 11,500 mcf of gas per day, an increase of 22% on an barrel of oil equivalent basis (6:1) from the same period in 1998.

   Carbon's current drilling activity and continued success with the exploitation of properties has resulted in increasing production for the first nine months of 1999. Exploitation and drilling activities are expected to continue for the balance of 1999.

   Average oil prices increased 15% from $13.76 per barrel in the first nine months of 1998 to $15.79 in 1999. Average natural gas prices increased 6% from $1.79 per mcf for the first nine months of 1998 to $1.90 per mcf in 1999.

   Oil and Gas Production Costs. Oil and gas production costs consist of lease operating expense and severance taxes. Oil and gas production costs for the first nine months of 1999 were 36% as a percentage of oil and gas sales compared to 43% for the first nine months of 1998. Oil and gas production costs for the first nine months of 1999 and 1998 were $4.29 and $4.75 respectively, per boe.

   Gas and Electrical Marketing. Gas and electrical marketing revenue increased 54% in the first nine months of 1999 compared to the first nine months of 1998. Gas and electrical marketing related expenses increased 54% in the first nine months of 1999 compared to the first nine months of 1998. The primary reason for the increase is a management contract in place during the first quarter of 1999 for the purchase and sale of a high volume of natural gas. The contract was not in place in the first quarter of 1998, and was terminated on April 30, 1999.

   General and Administrative Expenses. G&A expenses relate to the direct costs of BFC which do not originate from either its operation of properties or the providing of services and are presented net of amounts billed to unrelated third parties. G&A expenses decreased by $159,000 for the first nine months of 1999, compared to 1998.

   Depreciation, Depletion, Amortization and Impairment Expense. DD&A of oil and gas assets are determined based upon the units of production method. This expense is primarily dependent upon the historical capitalized costs incurred to find, develop, and recover oil and gas reserves.

   For the first nine months of 1999 the depletion rate was $3.13 per boe (6:1) compared to $3.44 per boe for the first nine months of 1998. As indicated under "Unaudited Pro Forma Financial Information," Carbon's depletion rate per boe will increase as a result of our purchase of BFC. This amount will be based upon the value of oil and gas assets resulting from an allocation of the purchase price of BFC.

   For the first nine months of 1999 impairment losses related to a property drilled in Oklahoma in 1998 at a cost to BFC of $60,000. Early reserve estimates in 1999 indicated that this well had no value and the amount was considered impaired at that time. There were no impairment losses recorded for the first nine months of 1998.

   Interest Expense. For the first nine months of 1999, interest expense was $418,000 compared to $143,000 for the first nine months of 1998. The increase is primarily due to higher levels of borrowing to finance drilling activity. BFC capitalized $20,000 of interest in the first nine months of 1999 which related to calendar year 1998 interest charges and $44,000 of interest in the first nine months of 1999 related to drilling activity.

   Exploration Expense. Exploration expense was recorded under the successful efforts method of accounting and primarily consists of unsuccessful drilling costs and Geological and Geophysical ("G&G") costs.

   For the first nine months of 1999 exploration expense was $681,000 compared to $276,000 for the first nine months of 1998. Unsuccessful drilling costs amounted to $199,000 for the first nine months of 1999 compared to $49,000 for the first nine months of 1998. G&G cost for the first nine months of 1999 were $433,000 compared to $141,000 for the first nine months of 1998.

 Liquidity and Capital Resources

   Management considers our liquidity to be favorable compared to other oil and gas companies based on the fact BFC has positive working capital and a credit facility with U.S. Bank National Association.

   The purpose of the loan is to provide financing for the acquisition of oil and gas reserves and for normal operating requirements. The facility is collateralized by certain oil and gas properties of BFC and is scheduled to convert to a term note July 1, 2001. This term loan is scheduled to have a maturity of either the economic half life of BFC's remaining reserves on the date of the conversion, or July 1, 2006, whichever is earlier. The borrowing base is based upon the lender's evaluation of BFC's proved oil and gas reserves, generally determined semi-annually. The future minimum principal payment under the term note will be dependent upon the bank's evaluation of BFC's reserves at that time. The borrowing base was $16.9 million at September 30, 1999 with interest at a variable rate that approximated 7.15% at September 30, 1999. BFC has issued letters of credits totaling $2.3 million which further reduce the amount available for borrowing under the base. The Company currently has approximately 41% of its proved reserves pledged against this loan.

   The principal sources of our funds are cash flows from operating activities and available borrowings under our existing credit facility. We expect to be able to fund our development and exploration programs for the next twelve months from cash generated by our operations and from existing bank financing. Although there are presently no agreements or understandings for any significant acquisitions of oil and gas businesses and properties, future acquisitions may require additional capital investment and bank financing.

   In October, 1999, we sold 4,500,000 shares of our common stock to Yorktown for $24,750,000 of which $23,581,000 was used to purchase the stock of BFC on October 29, 1999 and the remaining proceeds have been added to our working capital.

   For the nine months ended September 30, 1999, net cash used in operating activities was $734,000 compared to net cash provided by operating activities of $2,587,000 for the same period in 1998. This decrease is due to changes in operating assets and liabilities. Cash used in investing activities was $4,654,000 for the nine months ended September 30, 1999 compared to $3,828,000 for the same period in 1998. This increase was primarily due to additions of oil and gas properties. Net cash provided by financing activities for the nine months ended September 30, 1999 was $2,950,000 due to an increase in net bank borrowings used to fund capital expenditures.

   Income Taxes. Carbon accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. BFC's operations were formerly included in BPC's consolidated tax return. Income taxes were allocated to BFC as if BFC was a separate taxpayer.

   BFC has not accrued an estimate for income taxes for the nine months ended September 30, 1999 as it is anticipated that estimates of taxes due for the period are offset by intangible drilling costs.

 Year 2000 Compliance

   The Year 2000 issue is the result of computer programs being written using two digits rather than four, or other methods, to define the applicable year. Computer programs that have date sensitive software may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to price transactions, send invoices or engage in similar normal business activities. In addition to affecting mainframe and mid-range computer systems, this problem potentially impacts computer chips integrated in security, plant automation, and pipeline control and metering systems.

   Our company has made inquiries of the suppliers and manufacturers of its computer systems, including equipment supplied by third parties, and has been advised that such systems are Year 2000 compliant except for our property management software that is currently under review regarding Year 2000 compliance. If Carbon's property management software is not Year 2000 compliant, Carbon believes that the cost of replacing such software would not exceed $25,000.

   Management expects costs for Carbon to become Year 2000 compliant will not be significant. However, despite Carbon's efforts to identify and remedy Year 2000 problems, there may be related failures that disrupt Carbon's business temporarily. Carbon has not reviewed all Year 2000 issues with third parties of business importance to Carbon such as its natural gas purchasers, gathering system and plant operators, downstream pipeline operators, equipment and service providers, operators of its oil and gas properties, financial institutions and vendors providing payroll and medical benefits and services. If any of these third parties have Year 2000 issues, Carbon believes that the most serious effect on Carbon would be delays in receiving payment for oil and gas sold to its purchasers. This could have a material adverse effect upon the results of operations and financial condition of Carbon.

   Subsequent to January 1, 2000, Carbon has not experienced any significant operations issues relating to Year 2000 compliance and has not been informed of any Year 2000 issues occurring at third parties with which Carbon has relationships.

 Results of Operations--1998 Compared to 1997 and 1997 Compared to 1996

   Oil and Gas Revenues. The following table shows comparative revenue, sales volumes, average prices and the percentage change between periods for natural gas and oil for 1998, 1997 and 1996.

                                      Year ended December   Year ended December
                                              31,                   31,
                                     --------------------- ---------------------
                                      1998   1997  %Change  1997   1996  %Change
                                     ------ ------ ------- ------ ------ -------
Natural gas revenues M$(1)..........  5,896  5,202    13%   5,202  4,038    29%
Oil Revenues M$.....................    862  1,227   -30%   1,227  1,224     0%
Natural gas sales volumes:
  Millions of cubic feet(1).........  3,272  2,908    13%   2,908  2,435    19%
  MCF/day...........................  8,964  7,967          7,967  6,671
Oil sales volumes:
  Barrels........................... 65,000 63,000     3%  63,000 58,000     9%
  Barrels/day.......................    178    173            173    159
Average price received:
  Natural gas--$/Mcf(1).............   1.78   1.79    -1%    1.79   1.64     9%
  Oil--$/Barrel.....................  13.26  19.48   -32%   19.48  21.10    -8%

--------
(1) Exclusive of a production payment used to pay down a related note. Volumes attributed to this activity were 238,313 mcf in 1997 and 308,580 mcf in 1996.

   Natural gas revenues for 1998 increased 13% compared to 1997 primarily due to a 13% increase in sales volumes. Oil revenue for 1998 decreased 30% compared to 1997 primarily due to a 32% decrease in sales prices. The increases to sales volumes were primarily due to successful drilling and recompletion activity, partially offset by production declines on previously existing properties.

   Natural gas revenue for 1997 increased 29% compared to 1996 primarily due to a 19% increase in sales volumes and a 9% price increase. Oil revenue for 1997 was essentially flat compared to 1996 as a 9% increase in sales volumes was offset by 8% price decline. The increases in sales volumes were primarily due to successful drilling and recompletion activity, partially offset by production declines on previously existing properties.

   Oil and Gas Production Costs. Oil and gas production costs consist of lease operating expense and severance taxes. Oil and gas production costs for 1998 were 48% as a percentage of oil and gas sales compared to 43% for 1997 and 40% for 1996. Oil and gas production costs for 1998, 1997 and 1996 were $5.33, $5.16 and $4.92 respectively, per boe. The 1998 production costs of $5.33 per boe includes an accrual of $250,000 for the estimated liability under a well connection reimbursement agreement. The 1998 production costs per boe would have been $4.92 per boe without these well connection costs. The increase in 1997 from 1996 was largely the result of increased spending for environmental remediation purposes. In addition, severance taxes increased 40% in 1997 compared to 1996.

   Gas and Electrical Marketing. Gas and electrical marketing revenue increased 45% in 1998 compared to 1997 while gas and electrical marketing expenses increased 53% in 1998 compared to 1997. Certain high margin contracts expired early in 1997. The related margins were not present during most of 1997, nor in 1998.

   Gas and electrical marketing revenue increased 1% in 1997 compared to 1996 while related expenses increased 31% in 1997 compared to 1996. Certain high margin contracts which were in effect in 1996, expired early in 1997. The related margins were not present during most of 1997.

   General and Administrative Expenses. G&A expenses relate to the direct costs of BFC which do not originate from either its operation of properties or the providing of services and are presented net of amounts billed to unrelated third parties. G&A expenses increased by $1,065,000 in 1998 compared to 1997. In 1998 a court approved retention compensation accrual of $425,000 was recorded. The remainder of the increase is primarily due to costs associated with additional staffing related to anticipated increases in drilling activity.

   G&A expenses increased by $118,000 in 1997 compared to 1996.

   DD&A Depreciation, Depletion, Amortization and Imparment Expense. Depreciation, Depletion, Amortization and Impairment ("DD&A") of oil and gas assets are determined based upon the units of production method. This expense is primarily dependent upon historical capitalized cost incurred to find, develop and recover oil and gas reserves.

   For 1998 the depletion rate was $3.42 per boe compared to $3.24 per boe in 1997 and $2.40 per boe in 1996. The increase in 1997 compared to 1996 was primarily due to increased production from high DD&A properties and from an additional $200,000 recorded in 1997 for future plugging and abandonment charges.

   Impairment losses were $1,858,000 in 1998 compared to $312,000 in 1997. Impairments taken in 1998 are as follows: South Humble City Field (SE New Mexico)--$931,000; Taiga Mountain (Western Colorado)--$713,000; Other-- $133,000.

   The major assumptions used for determining impairment losses were as follows: Prices were year-end 1998 prices for gas, $15.00/bbl for oil; estimates of declining production were based on estimates by independent 3rd party engineers; estimated operating cost and severance taxes were based on past experience.

   Impairment losses in 1998 were generally calculated by: Comparing the cost basis of proved properties with the undiscounted cash flows based on unescalated pricing. If the unamortized cost on a property was higher than the net undiscounted cash flow projected, the property was deemed to be possibly impaired. A further test was done at this point to determine the amount (if any) to impair. A subsequent test compared unamortized cost to the estimated fair market value. This test looked at the price of the commodity used in the initial test, and assessed whether it was representative of fair market value. Both tests described above used estimates by independent third party engineers to determine estimates of declining production. Additional considerations included in-house assessment of reserves attributable to a property. After the above tests, if a property was still deemed to require an impairment allowance, impairment was then taken to reduce the carrying value to the estimated fair value.

   Technical reasons for impairments taken in 1998 are pressure declines in the reservoir for the South Humble City field and unsuccessful offset drilling which indicated a smaller reservoir than originally forecast for the Taiga Mountain field.

   Reserve categories used in the impairment test include all categories of proven reserves. There were no categories of reserves used other than proved (i.e. no probable or possible).

   There were no recorded impairment losses in 1996.

   Interest Expense. Interest expense was $238,000 in 1998 compared to $83,000 in 1997 and $272,000 in 1996. The increase in 1998 is primarily due to increased borrowings for drilling and development activity and because of lower prices received from oil and gas sales. The decrease in interest expense from 1997 compared to 1996 is primarily due to lower borrowings for drilling and development activities.

   Exploration Expense. Exploration expense was recorded under the successful efforts method of accounting and consists primarily of unsuccessful drilling costs and G&G costs. Exploration expense in 1998 was $556,000 compared to $772,000 in 1997 and $419,000 in 1996. The amount related to unsuccessful drilling was $84,000 in 1998 compared to $599,000 in 1997, while G&G costs increased in 1998 to $390,000 compared to $89,000 in 1997 because of increased exploration activities. The amount related to unsuccessful drilling was $599,000 in 1997 compared to $229,000 in 1996, and G&G costs decreased to $89,000 in 1997 compared to $130,000 in 1996.

   Income Taxes. BFC accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. BFC's operations were formerly included in BPC's consolidated tax return. Income taxes were allocated to BFC as if BFC was a separate taxpayer.

 Effects of Changing Prices

   The U.S. economy experienced considerable inflation during the late 1970's and early 1980's but in recent years inflation has been fairly stable at relatively low levels. BFC, along with most other business enterprises, was then and will be affected in the future by any recurrence of such inflation. Changing prices, or a change in the dollar's purchasing power, distorts the traditional measures of financial performance which are generally expressed in terms of the actual number of dollars exchanged and do not take into account changes in the purchasing power of the monetary unit. This results in the reporting of many transactions over an extended period as though the dollars received or expended were of common value, which does not accurately portray financial performance.

   Inflation, as well as a recessionary period, can cause significant swings in the interest rates that companies pay on bank borrowings. These factors are anticipated to continue to affect BFC's operations both positively and negatively for the foreseeable future.

   Oil and gas prices fluctuate over time as a function of market economics. Refer to the price change table in the discussion "Oil and Gas Operations Comparisons for 1998, 1997 and 1996" for information on product price fluctuation over the past three years. This table depicts the effect of changing prices on BFC's revenue stream.

   Operating expenses have been relatively stable but are a critical component of profitability since they represent a larger percentage of revenues when lower product prices prevail. Competition in the industry can significantly affect the cost of acquiring leases, although in recent years this factor has been less important as more operators have withdrawn from active exploration programs.

Properties

   We have approximately 234,000 gross acres and 152,000 net acres of land in inventory. The majority of our proved reserves are concentrated in four areas--the Piceance/Uintah Basins, the Permian Basin, the San Juan Basin and Southwestern Kansas. All wells and acreage are located in the continental United States.

 Estimated Oil and Gas Reserve Quantities and Revenues

   The estimated reserve amounts and future net revenues were determined by Ryder Scott, an independent petroleum engineering firm, for 1998, 1997 and 1996.


   BFC's reserves are sensitive to natural gas and oil prices and their effect on future net revenues and the quantities of reserves that are recoverable at economic producing rates are based on fixed price contracts or on the spot market price in effect on December 31, 1998, 1997 and 1996.

   Price declines decrease reserve values by lowering the future net revenues attributable to the reserves and reducing the quantities of reserves that are recoverable on an economic basis. Price increases have the opposite effect. A significant decline in prices of oil or natural gas could have a material adverse effect on the company's financial condition and results of operations.

   Proved developed reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

   Proved undeveloped reserves. proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

   Future prices received from production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections.

   The present values shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is specified by the Securities and Exchange Commission, is not necessarily the most appropriate discount rate, and present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate. For properties operated by BFC, expenses exclude BFC's share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including among other things general and administrative costs and interest expense.

   There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and natural gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those shown above. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates depends primarily on the accuracy of the assumptions upon which they were based. In general, the volume of production from oil and gas properties we own declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves or conduct successful exploration and development activities or both, the proved reserves will decline as reserves are produced.

                    Changes in Proved Oil and Gas Reserves

                                                          Oil        Natural
                                                      (Thousands  Gas (Millions
                                                      of Barrels) of Cubic Feet)
                                                      ----------- --------------
Proved Reserves:
December 31, 1995....................................     207         19,807
  Revision to previous estimates.....................      34          8,008
  Extensions and discoveries.........................      44            935
  Purchase of minerals in place......................     -0-            506
  Production.........................................     (58)        (2,744)
                                                         ----         ------
December 31, 1996....................................     227         26,512
  Revision to previous estimates.....................       3         (1,569)
  Extensions and discoveries.........................      32            427
  Purchase of minerals in place......................      99            916
  Production.........................................     (63)        (3,146)
                                                         ----         ------
December 31, 1997....................................     298         23,140
  Revision to previous estimates.....................    (101)           976
  Extensions and discoveries.........................      34          5,011
  Purchase of minerals in place......................     -0-            -0-
  Production.........................................     (65)        (3,272)
                                                         ----         ------
December 31, 1998....................................     166         25,855
                                                         ====         ======
Proved developed reserves:
December 31, 1996....................................     188         25,483
December 31, 1997....................................     298         22,623
December 31, 1998....................................     166         25,855

 Proved Developed Reserves

   At December 31, 1998, BFC had approximately 25.4 billion cubic feet of proved developed gas reserves representing 98% of BFC's total proved gas reserves and 166,000 barrels of oil and natural gas liquids representing 100% of BFC's total proved oil reserves. Approximately 16.8 of the 25.4 billion cubic feet of proved developed gas reserves and 162,000 of the 166,000 barrels of proved developed oil reserves are presently being produced from completion intervals open for production in existing wells. The remainder of the proved developed reserves are primarily reserves for wells which have been completed and were awaiting connection to a gas pipeline as of year end, provided such pipeline connection does not require significant investment. Also included are reserves behind the casing in existing wells and recompletion of those zones will be required to place them in production.

 Proved Undeveloped Reserves

   At December 31, 1998, BFC's proved undeveloped reserves total approximately 517 million cubic feet of gas, or 2% of its total proved natural gas reserves, and no barrels of oil and liquids.

   These reserves are primarily attributable to undrilled locations offsetting production in various fields.

 Comparison in Proved Reserves

   The following table compares BFC's estimated proved reserves as of December 31, 1997 and 1998.

                                        Oil and Liquids
                                         (Thousands of        Natural Gas
                                           barrels)     (Millions of cubic feet)
                                        --------------- ------------------------
Proved Reserves:
December 31, 1997
  Proved developed.....................       298                22,623
  Proved undeveloped...................       --                    517
                                              ---                ------
    Total..............................       298                23,140
                                              ===                ======
December 31, 1998
  Proved developed.....................       166                23,338
  Proved undeveloped...................         0                   517
                                              ---                ------
    Total..............................       166                25,855
                                              ===                ======

 Standardized Measure

   The Standardized Measure schedule is presented below pursuant to the disclosure requirements of the Securities and Exchange Commission and Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities" (SFAS 69). Future cash flows are calculated using year-end oil and gas prices and operating expenses, and are discounted using a 10% discount factor.

   Under SEC guidelines, Future Net Revenues shown below must be calculated using prices that were in effect on December 31 of each year and are projected forward based on existing contracts or the spot market price on that date. Accordingly, the Future Net Revenues have been calculated using the appropriate sales price in effect on December 31, 1998, 1997 and 1996.

   Oil and gas prices at December 31, 1998, 1997, and 1996 of $10.69, $16.91,
and $25.60, respectively, per barrel of oil and $1.84, $1.81, and $3.17 respectively, per mcf of gas were used in the estimation of BFC's reserves and future net cash flows.

   The standardized measure is intended to provide a standard of comparable measurement of BFC's estimated proved oil and gas reserves based on economic and operating conditions existing as of December 31, 1998, 1997 and 1996. Pursuant to SFAS 69, the future oil and gas revenues are calculated by applying to the proved oil and gas reserves the oil and gas prices at December 31 of each year relating to such reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year end. Production and development costs are based upon costs at each year end. Future income taxes are computed by applying statutory tax rates as of the year end with recognition of tax basis and earned depletion carryforwards as of that date relating to the proved properties. Discounted amounts are based on a 10% annual discount rate. Changes in the demand for oil and gas, price changes and other factors make such estimates inherently imprecise and subject to revision.

      Standardized Measure of Discounted Future Net Cash Flows Relating to
                     Estimated Proved Oil and Gas Reserves
                             (thousands of dollars)

                                                         December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
      Future oil and gas revenue................. $ 49,428  $ 46,859  $ 89,985
      Future production and development costs....  (18,507)  (18,155)  (26,608)
                                                  --------  --------  --------
      Future net cash flows......................   30,921    28,704    63,377
      Discount at 10%............................  (10,426)   (9,075)  (23,366)
                                                  --------  --------  --------
      Standardized measure of discounted future
       net cash flows............................ $ 20,495  $ 19,629  $ 40,011
                                                  ========  ========  ========

   As required by SFAS 69, the tax computation does not consider BFC's annual interest expense and general and administrative expenses or future drilling and equipment costs. Because of these factors, the tax provisions shown do not represent the much lower future tax expense expected as long as BFC remains an active operating company.

              Change in Standardized Measure of Discounted Future
           Net Cash Flows from Estimated Proved Oil and Gas Reserves
                  for the Three Years Ended December 31, 1998
                            (thousands of dollars)

                                                          December 31,
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
      Standardized measure-beginning of year........ $19,629  $40,011  $10,233
      Sales and transfers of oil and gas produced,
       net of production costs......................  (3,754)  (3,650)  (2,977)
      Net changes in prices and production costs....    (999) (20,485)  19,056
      Extensions, discoveries and other additions
       recovery, less related costs.................   4,699      756    3,226
      Purchases of reserves in place................     147    1,610      436
      Revisions of future development costs.........      87    1,069   (1,200)
      Revisions of previous quantity estimates......     279   (1,098)  12,475
      Accretion of discount.........................   1,963    4,001    1,023
      Other.........................................  (1,556)  (2,585)  (2,261)
                                                     -------  -------  -------
      Net increase (decrease).......................     866  (20,382)  29,778
                                                     -------  -------  -------
      Standardized measure-end of year.............. $20,495  $19,629  $40,011
                                                     =======  =======  =======

 Production

   The following table sets forth annual net production for each of the three years ended December 31, 1998. Net production includes volumes related to a production payment used to pay a related note. Volumes attributable to this activity were 238,312 mcf in 1997 and 308,580 mcf in 1996.

                                                            Year ended December
                                                                    31,
                                                            --------------------
                                                             1998   1997   1996
                                                            ------ ------ ------
      Oil--Barrels......................................... 65,000 63,000 58,000
      Gas--Mmcf............................................  3,272  3,146  2,744

   Average price and cost per unit of production for the past three years are as follows (gas prices are exclusive of hedging results):

                                                           Year Ended December
                                                                   31,
                                                           --------------------
                                                            1998   1997   1996
                                                           ------ ------ ------
      Average sales price per barrel of oil............... $13.26 $19.48 $21.10
      Average sales price per mcf of gas.................. $ 1.76 $ 1.99 $ 1.64
      Average production cost per boe..................... $ 4.92 $ 5.16 $ 4.92

   Natural gas is converted to oil at the ratio of six mcf of natural gas to one barrel of oil. Production costs include only lease operating expenses and severance taxes.

   We operate most of the wells in which we own interests and also hold working interests in some wells operated by third parties. Gas sales are generally made pursuant to gas purchase contracts with unrelated third parties. Our gas sales are subject to price adjustment provisions of the gas purchase contracts as well as general economic and political conditions affecting the production and price of natural gas.

 Disclosure of Capitalized Costs Relating to Oil and Gas Producing Activities

   BFC's oil and gas producing activities are all located in the Western United States. The aggregate amount of capitalized cost of oil and gas properties at December 31 for the year indicated was comprised of the following:

                                                           December 31,
                                                          ----------------
                                                           1998     1997
                                                          -------  -------
                                                            (in thousands)
      Proved developed and undeveloped properties........ $29,521  $26,519
      Unproved oil and gas properties....................   2,745    1,900
      Gas transportation system..........................     158      158
                                                          -------  -------
      Total..............................................  32,424   28,577
      Accumulated depreciation, depletion and
       amortization...................................... (18,681) (16,709)
                                                          -------  -------
          Total net properties........................... $13,743  $11,868
                                                          =======  =======

 Costs Incurred in Property Acquisition, Exploration and Development
 Activities

                                                            Year ended December
                                                                    31,
                                                            --------------------
                                                             1998   1997   1996
                                                            ------ ------ ------
                                                               (in thousands)
      Acquisition of properties:
        Proved properties.................................. $   95 $2,230 $   63
        Unproved properties................................    473    --     --
      Exploration..........................................  1,932    599    299
      Development..........................................  3,784  1,812    959
                                                            ------ ------ ------
          Total costs incurred............................. $6,284 $4,641 $1,321
                                                            ====== ====== ======

 Developed Properties and Acreage

   The following tables set forth the total gross and net productive oil and gas wells and gross and net developed acres as of December 31, 1998. All wells and acreage are located in the continental United States.

                                                                  Gross    Net
                                                                 ------- -------
                                                                 Oil Gas Oil Gas
                                                                 --- --- --- ---
      Wells.....................................................  28 258  10 167
                                                                 === === === ===
      Acres..................................................... 116,000 85,000
                                                                 ======= =======

 Undeveloped Acreage

   The following table sets forth the gross and net undeveloped acres as of December 31, 1998. All undeveloped acreage is located in the continental United States.

                         Gross Acres                           Net Acres
                         -----------                           ---------
                           84,000                               61,000

 Drilling Activities

   BFC engages in exploratory and development drilling on its own and in association with other oil and gas companies. The table below sets forth information regarding BFC's drilling activity for the last three fiscal years. The net interest shown is BFC's working interest.

                                                                    Year Ended
                                                                   December 31
                                                                  --------------
                                                                  1998 1997 1996
                                                                  ---- ---- ----
      EXPLORATORY
      Wells Drilled:
        Productive...............................................   5  --   --
        Dry......................................................   2    8    2
      DEVELOPMENT
      Wells Drilled:
        Productive...............................................   6    2    4
        Dry......................................................   3    1  --
      TOTAL
      Wells Drilled:
        Productive...............................................  11    2    4
        Dry......................................................   5    9    2
                                                                  ---  ---  ---
                                                                   16   11    6

 Current Operations Activity

   See "Information About Carbon--Business" for a description of present activities.

Legal Proceedings

   There are no material legal proceedings pending or, to our knowledge, threatened against us.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

   Hein + Associates, LLP audited BFC's consolidated financial statements for the years ending December 31, 1992--1998. Management has engaged Hein + Associates to audit BFC's financial statements for the ten months ending October 31, 1999. Carbon's new Board of Directors has appointed Arthur Andersen LLP to be Carbon's accountants for the two month period ended December 31, 1999.

Quantitative and Qualitative Disclosures about Market Risk

 Interest Rate Risk
   Market risk is estimated as the potential change in fair value resulting from an immediate hypothetical change in interest rates. The sensitivity analysis presents the change in fair value of these instruments and changes in Company's earnings and cash flows assuming an immediate one percentage change in floating interest rates. As the Company presently only has floating rate debt, interest rate changes would not affect the fair value of these instruments but would impact future earnings and cash flows assuming all other factors are held constant. The carrying amount of the Company's floating rate debt approximates its fair value. At September 30, 1999 and December 31, 1998, the Company had a floating rate debt of $8,800,000 and $5,850,000, respectively. Assuming constant debt levels, earnings and cash flow impacts for the next twelve-month period from September 30, 1999 and December 31, 1998 due to a one percentage change in interest rates would be approximately $88,000 and $58,500, respectively, before taxes.


 Foreign Currency Risk

   To date our cash flows have been in U.S. dollars only, negating the need to hedge against any foreign currency risks.

 Commodity Price Risk

   Oil and gas commodity markets are influenced by global as well as regional supply and demand. Worldwide political events can also impact commodity prices. BFC uses certain financial instruments in an attempt to manage commodity price risk. BFC attempts to manage these risks by minimizing its commodity price exposure through the use of derivative contracts as described in Note 7 to the December 31, 1998 Financial Statements of BFC. These tools include, but are not limited to: commodity futures and option contracts; fixed-price swaps; basis swaps; and term sales contracts. Gains and losses on these contracts are deferred and recognized in income as an adjustment to oil and gas sales revenues during the period in which the physical product to which the contracts relate is actually sold.

   The following tables summarized the Company's derivative financial instrument position on its natural gas production as of September 30, 1999 and December 31, 1998. The fair value of the instruments reflect the estimated amount that the Company would receive (or pay) to settle these contracts as of September 30, 1999 and December 31, 1998. Actual settlement of these instruments upon maturity will differ from the estimates listed in the table.

                 Commodity Price Risk as of September 30, 1999

                    Fixed price
     Year  MMBTU's   per MMBTU  Fair value
     ---- --------- ----------- -----------  ---
     1999   532,000    $2.00    $  (272,000)
     2000 2,317,000     1.99       (943,000)
     2001 1,543,000     2.02       (540,000)
          ---------             -----------
          4,392,000             $(1,755,000)
          =========             ===========  ===

                 Commodity Price Risk as of December 31, 1998

                    Fixed price
     Year  MMBTU's   per MMBTU  Fair value
     ---- --------- ----------- -----------  ---
     1999 2,547,500    $2.04    $   602,000
     2000 2,077,500     2.00         64,000
     2001 1,343,000     2.03         35,000
          ---------             -----------
          5,968,000             $   701,000
          =========             ===========  ===

                                OUR MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors are:

Name                                   Age               Position
----                                   --- -------------------------------------
Patrick R. McDonald...................  42 President and Director
Kevin D. Struzeski....................  40 Treasurer and Chief Financial Officer
David H. Kennedy......................  50 Director
Cortlandt S. Dietler..................  78 Director
Bryan H. Lawrence.....................  57 Director
Peter A. Leidel.......................  43 Director
Harry A. Trueblood, Jr................  74 Director(1)

--------
(1) Mr. Trueblood will become a director upon completion of the exchange offer.

   Each current director, other than Mr. Dietler, has served since his appointment on September 14, 1999. Mr. Dietler was elected to the Board on December 20, 1999.

   Brief descriptions of the background and business experience of our executive officers and directors are set forth below.

   Patrick R. McDonald. Mr. McDonald became our President on September 14, 1999. He has been President and Chief Executive Officer of CEC since July 1998. From 1987 until 1997 Mr. McDonald was Chairman and President of Interenergy Corporation, Denver, Colorado. Since January 1998, he has been the sole member of McDonald Energy, LLC. Mr. McDonald is a petroleum geologist.

   Kevin D. Struzeski. Mr. Struzeski became our Treasurer and Chief Financial Officer on September 14, 1999. He has been Chief Financial Officer-Treasurer for CEC since November 1998. Mr. Struzeski was employed as Accounting Manager, MediaOne Group from 1997 to 1998 and prior to that he was employed as Controller, Interenergy Corporation from 1995 to 1997 and Accounting Manager, Snyder Oil from 1993 to 1995.

   Cortlandt S. Dietler. Mr. Dietler has served as a director of Carbon since December 20, 1999. Mr. Dietler has been the Chairman of TransMontaigne, Inc., which owns and operates terminals and pipelines for the transportation of oil, gas and other petroleum products, since April 1995. Mr. Dietler was Chief Executive Officer of TransMontaigne from April 1995 through September 30, 1999. He was the founder, Chairman and Chief Executive Officer of Associated Natural Gas Corporation, a natural gas gathering, processing and marketing company, prior to its 1994 merger with PanEnergy Corporation, on whose Board he served as an Advisory Director, prior to its merger with Duke Energy Corporation. Mr. Dietler also serves as a director of Hallador Petroleum Company, Key Production Company, Inc., and Forest Oil Corporation.

   David H. Kennedy. Mr. Kennedy has served as a director of Carbon since September 14, 1999. From March, 1981 through December 31, 1998, Mr. Kennedy was a managing director of First Reserve Corp. and was responsible for investing and monitoring part of its portfolio of energy investments. Since January 1, 1999, Mr. Kennedy has acted as a consultant to and investor in the energy industry. He serves as a director of Maverick Tube Corporation, whose common stock is traded on the Nasdaq market, and as a director of Berkley Petroleum Corp. and Pursuit Resources Corp., oil and gas companies whose stocks are listed on the Toronto Stock Exchange.

   Bryan H. Lawrence. Mr. Lawrence is a founder and a senior manager of Yorktown Partners LLC which was established in September, 1997, and manages investment partnerships formerly affiliated with Dillon, Read & Co. Inc. Mr. Lawrence had been employed at Dillon, Read & Co. Inc. since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September, 1997. Mr. Lawrence also serves as a Director of D&K Healthcare Services, Inc., Hallador Petroleum Company, TransMontaigne Inc., and Vintage Petroleum, Inc. (each a United States public company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests.

   Peter A. Leidel. Mr. Leidel is a co-founder and manager of Yorktown Partners LLC which was established in September, 1997, and manages investment partnerships affiliated with Dillon, Read & Co. Inc. Yorktown Partners LLC is the manager of four private equity partnerships that invest in the energy industry, with aggregate committed capital of approximately $700 million. Previously, he was a partner of Dillon, Read & Co. Inc.'s venture capital fund and has invested in a variety of private companies with a particular focus on energy investments since 1983. He was previously in corporate treasury positions at Mobil Corporation and worked for KPMG Peat Marwick and the U.S. Patent and Trademark Office. Mr. Leidel is a director of Cornell Corrections, (ASE-CRN), Willbros Group (NYSE-WG), Fintube, Meenan Oil Co., Roemer-Swanson Energy, Athanor Resources, Inc., Tanglewood Companies, and Metal Supermarkets.

   Harry A. Trueblood, Jr. Mr. Trueblood has served as the President and Chief Executive Officer of CEC from 1972 until July 1, 1998. Mr. Trueblood has served as Chairman and CEO of Columbus Energy Corp., the former parent of CEC, since 1982 and was a founder and former President and/or Chairman and CEO of Consolidated Oil & Gas, Inc., the former parent of both Columbus Energy and CEC from 1958 to 1998.

   Messrs. Lawrence and Leidel were designated as nominees for directors by Yorktown pursuant to the Exchange Agreement. Mr. McDonald was also designated as a director pursuant to that agreement. See "The Exchange Offer--Description of Exchange Agreement."

Committees of the Board of Directors

   Our Board of Directors has established a compensation committee, an audit committee and a nominating committee.

   Members of the compensation committee are Messrs. Leidel (Chairman), Kennedy and Dietler. Mr. Trueblood will become a member of the Compensation Committee upon completion of the exchange offer. The compensation committee reviews and approves our compensation and benefits for our executive officers and makes recommendations to the Board of Directors regarding these matters.

   Members of the audit committee are Messrs. Kennedy (Chairman) and Dietler. The functions of the audit committee are:

     . Review the scope of the audit procedures utilized by our independent auditors;

     . Review with the independent auditors our accounting practices and policies;

     .  Consult with our independent auditors during the year; and

    . Report to our Board of Directors with respect to these matters and to recommend the selection of independent auditors.

   The nominating committee is responsible for determining, on behalf of the Board of Directors of Carbon, nominees for the position of director of Carbon, or persons to be elected by the Board of Directors or shareholders to fill any vacancy in the Board of Directors of Carbon. The existence of the nominating committee is required by the Exchange Agreement among Carbon, CEC and Yorktown. The Exchange Agreement requires that the nominating committee be comprised of one Yorktown director, Mr. McDonald, so long as he is a director of Carbon, and two independent directors. The Yorktown directors who serve on the nominating committee are selected by a majority vote of the Yorktown directors. A majority of the independent directors are to designate the independent directors to serve on the nominating committee. Mr. Lawrence (Chairman) is the Yorktown director on the nominating committee, Mr. McDonald serves on the committee, and the two independent directors on the committee are Messrs. Kennedy and Dietler.

Executive Compensation

   The following table depicts information regarding the annual and long-term compensation paid during each of the last three years by CEC to the President and Chief Executive Officer, who is the only executive officer of Carbon to earn in excess of U.S. $100,000 in salary and bonus in fiscal 1998 from either CEC or BFC.

                          Summary Compensation Table

                                                                     Long Term
                                                                    Compensation
                                                                     Number of
                                                                     Securities
                                                                     Underlying
                                        Fiscal  Salary      Bonus     Options
Name and Principal Position              Year  (U.S.$)     (U.S.$)    Granted
---------------------------             ------ --------    -------- ------------
Patrick R. McDonald, President.........  1999  $122,638    $134,000    20,000
                                         1998  $ 50,000(1)        0    78,000

--------
(1) Appointed July 1, 1998

   We currently pay to Patrick R. McDonald, our President, an annual salary of US $200,000. We also granted in October, 1999 to Mr. McDonald 30,000 shares of restricted Carbon common stock under our restricted stock plan, with a value of $165,000 (based on $5.50 per share) and granted an option to Mr. McDonald for 70,000 shares.

Stock Option Grants And Exercises

   The following table sets forth information concerning individual grants of stock options made by CEC during fiscal 1999 to CEC's President and Chief Executive Officer. The stock options were granted at the market price on the date of grant.

                         Option Grants In Fiscal 1999

                                                                            Potential
                                                                           Realizable
                                                                            Value at
                                                                         Assumed Annual
                                                                         Rates of Stock
                                                                              Price
                         Number of  % of Total                            Appreciation
                         Securities  Options                             for Option Term
                         Underlying Granted to                                 (2)
                          Options   Employees                            ---------------
                          Granted   in Fiscal  Exercise Price Expiration   5%      10%
 Name                       (1)        Year    (U.S. $/Share)    Date    (U.S.$) (U.S.$)
 ----                    ---------- ---------- -------------- ---------- ------- -------
Patrick R. McDonald.....   20,000      29.6        $4.25       7/21/02   $13,398 $28,136

--------
(1) Options were originally granted to acquire CEC common stock at the closing price of CEC's common stock on the date of the grant. These options are being replaced with Carbon options on the same terms.

(2) These columns present hypothetical future realizable values of the options, obtainable upon exercise of the options net of the option's exercise price, assuming CEC's common stock appreciates at a 5% and 10% compound annual rate over the term of the options. The 5% and 10% rates of market price appreciation are presented as examples pursuant to rules of the SEC and do not reflect management's prediction of the future market price of our common stock. No gain to the optionees is possible without an increase in the market price of the common stock above the option price. There can be no assurance that the potential realizable values shown in this table will be achieved. The potential realizable values presented are not intended to indicate the value of the options.

   No options were exercised by CEC's President and Chief Executive Officer during fiscal 1999. The following table summarizes information with respect to the value of that officer's unexercised stock options at November 30, 1999:

                         Fiscal Year End Option Values

                               Number of Securities          In-the-Money
                              Underlying Unexercised     Value of Unexercised
                                Options at Year End     Options at Year End (2)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Patrick R. McDonald.........       0        98,000(1)    $7,500           0

--------

(1) Options were granted by CEC to acquire its common stock. These options are to be replaced with options to acquire our stock.

(2) The in-the-money value of unexercised options is equal to the excess of the per share market price of CEC's stock at November 30, 1999 over the per share exercise price multiplied by the number of unexercised options. However, the per share exercise price for options not currently exercisable was higher than the market price of CEC's stock at fiscal year end.
   Carbon granted on October 14, 1999 to Mr. McDonald a stock option to purchase 70,000 shares of our common stock at $5.50 per share, which was believed to be the fair market value of our common stock on that date. This option remains outstanding, was 70% of the total options granted by us to employees in 1999, has an expiration date of October 13, 2009 and has potentially realizable values of $242,000 and $614,000 if it is hypothetically assumed, as is done pursuant to SEC rules, that our common stock appreciates at a 5% and 10% compound annual rate over the term of the option.

1999 Stock Option and Restricted Stock Plans

   Our 1999 Stock Option Plan was adopted by the directors as of October 14, 1999. Under the 1999 plan, we may grant options to purchase up to 700,000 shares of our common stock. Grants under the Stock Option Plan may consist of
(1) options intended to qualify as incentive stock options under the Internal Revenue Code and (2) non-qualified stock options that are not intended to so qualify. Persons eligible to receive incentive stock options under the plans are only our employees; non-qualified stock options may be granted to employees, directors and consultants. The Stock Option Plan terminates on September 1, 2009.

   We also have a 1999 Restricted Stock Plan which was adopted by our Board of Directors on October 14, 1999. The Restricted Stock Plan has 300,000 shares of our common stock available for grants. Under the Restricted Stock Plan, the administrator may issue shares of our common stock to the grantee, and those shares are subject to restrictions and forfeiture in accordance with the terms of a stock restriction agreement. Under the current form of agreement, the restricted stock may be subject to vesting requirements and forfeiture of unvested shares if the grantee ceases to be an employee or a member of the Board of Directors, except as may be provided in an employment agreement. Grants under the Restricted Stock Plan may be made to an employee, director or consultant of our company or any subsidiary. The Restricted Stock Plan terminates on September 1, 2009.

   Each plan is administered by the Board of Directors or a committee appointed by the Board consisting of two or more non-employee directors and our President. The Board or administrating committee determines the persons to be granted options, the exercise price per share for each option, the expiration date of each option and other terms which may be set forth in an option agreement. Likewise, the Board or administrating committee determines the persons to be granted restricted stock and nature of any forfeitures and related restrictions regarding that stock. The Board of Directors currently administers both plans.

   The exercise price of an incentive stock option granted under to the plans cannot be less than 100% of the fair market value of the common stock on the date of the grant. The Board determines the exercise price of a non-qualified stock option; in the case of the 1999 plan, the exercise price of a non-qualified stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. The term of any stock option cannot exceed ten years. However, the exercise price of an incentive stock option granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our capital stock or any of our affiliates must be at least 110% of the fair market value of our common stock on the date of grant and the term of such an incentive stock option cannot exceed five years. Options granted under the plans vest at the rate specified in any option agreement. The exercise price may be paid in cash or other shares of our common stock, as determined by the Board of Directors or the administering committee.

   In the event of a proposed sale of all or substantially all our assets, or the merger of Carbon with another corporation, or any other capital reorganization in which persons who were stockholders of our company immediately before the capital reorganization owned less than two-thirds of the outstanding voting securities of the surviving company following the capital reorganization, the plan administrator is to make appropriate provisions for the protection of outstanding options by the substitution of appropriate stock of our company or any surviving corporation or, alternatively, our Board of Directors may terminate an outstanding option by permitting the option to be exercisable as to all shares subject to the option, whether or not previously vested, for a period of thirty days (or not less than 10 days in the case of the 1999 plan) after a notice to the option holder.

   All outstanding options under the 1999 plan become immediately exercisable and full, whether or not there were vesting requirements, upon the occurrence of a change in control. All restricted stock outstanding under the 1999 Restricted Stock Plan also become fully vested upon a change of control. For this purpose, a change in control occurs (1) at the time a third person or group becomes the beneficial owner of shares with 50% or more of the total number of votes cast for the election of our directors; (2) on the date our shareholders approve a merger or consolidation (unless our shareholders continue to own after the merger or consolidation more than two-thirds of the voting securities of the resulting corporation in substantially the same proportion as their ownership of our voting securities before the merger or consolidation) or any sale or other disposition of all or substantially all of our assets; (3) a sale or other disposition of more than 50% in fair market value of our assets outside the ordinary course of business; or (4) if at the time there is a change in more than a majority of our Board of Directors as a result of a proxy contest (unless any option holder or the holder of restricted stock, as the case may be, or the person's affiliate has waged the proxy contest or endorsed the change in our Board). In determining whether clause (1) of this definition has been satisfied, Yorktown and entities controlled by Yorktown Partners LLC (the managing general partner of Yorktown) are excluded.

Directors' Compensation

   Each of our directors who is neither an officer nor an employee will be paid a director's fee of $1,500 per quarter.

   Also, in consideration of their joining our Board of Directors, David Kennedy and Cortlandt Dietler, who are considered to be independent directors, each were granted on October 14, 1999 and January 3, 2000, respectively, a nonqualified stock option to purchase 20,000 shares of our common stock at $5.50 per share. Shares subject to these options vest one-half on the first anniversary and one-half on the second anniversary of the date of grant, and these options have a ten-year term.

Indemnification and Limitation of Liability

   Our Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Colorado law. We have also entered into indemnification agreements with each of our directors and executive officers. All indemnification agreements are identical. These agreements provide, among other things, for indemnification and advancement of expenses to the fullest extent permitted by law in connection with any legal proceeding in which the person was made a party because the person was a director or executive officer of Carbon, place the burden of proof on us in regard to whether an individual has met the required standard of conduct for indemnification, cover procedural matters such as the hiring of counsel and require us to pay the expenses of the director or executive officer in enforcing any required indemnification or advancement of expenses.

   In addition, our Articles of Incorporation provide that to the fullest extent permitted by Colorado law, our directors will not have personal liability to us or our stockholders for monetary damages for any breach of fiduciary duties as a director. This does not eliminate the duties themselves, and in appropriate circumstances, equitable remedies such as injunction or other forms of nonmonetary relief remain available under Colorado law. This provision does not eliminate the liability of a director for (1) any breach of the director's duty of loyalty to us or our stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful dividends, stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit. This does not affect a director's responsibilities under other laws such as the federal or state securities laws.

   There is no pending litigation or proceeding involving a director or officer as to which indemnification is being sought. We are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Employment Agreement

   On October 31, 1999, we entered into a three-year employment contract with Mr. McDonald. The employment agreement with Mr. McDonald is described under "The Exchange Offer--Interests of Certain Persons in the Exchange Offer."

                     PRINCIPAL SHAREHOLDERS OF OUR COMPANY

   The following table contains information regarding ownership of our common stock (the only class of stock outstanding) as of December 31, 1999 by (1) each director, (2) our President, (3) all of our directors and executive officers as a group, and (4) each shareholder who, to our knowledge, was the beneficial owner of five percent or more of the outstanding shares. The table also shows the ownership of our common stock by these persons as adjusted to reflect the exchange offer, assuming that CEC shareholders accept the exchange offer for all outstanding CEC shares. All information is based on information provided by such persons to us. Unless otherwise indicated, their addresses are the same as our address and each person identified in the table holds sole voting and investment power with respect to the shares shown opposite such person's name.

                                                     Amount and
                             Amount and              Nature of
                             Nature of               Beneficial
                             Beneficial    Percent   Ownership
Name and Address             Ownership      Prior      After            Percent
of Beneficial Owner        Prior to Offer  to Offer    Offer          After Offer
-------------------        --------------  --------  ----------       -----------
Yorktown Energy Partners
 III, L.P.................   4,500,000       98.7%   4,500,000           74.0%
410 Park Avenue, Suite
 1900
New York, NY 10025

Patrick R. McDonald and
 McDonald Energy, LLC.....      30,000(4)        (1)   315,100(4)(5)      5.1%
1700 Broadway, Suite 1150
Denver, CO 80290

Harry A. Trueblood, Jr....         --         --       308,696(5)         5.1%
1660 Lincoln Street
Suite 2400
Denver, CO 80264

Cortlandt S. Dietler......           0           (1)         0               (1)
2750 Republic Plaza
370 17th Street
Denver, CO 80202

David H. Kennedy..........      10,000           (1)    10,000               (1)
18 Pasture Lane
Darien, CT 06820

Bryan H. Lawrence.........   4,500,000(2)    98.7%   4,500,000(2)        74.0%
410 Park Avenue, Suite
 1900
New York, NY 10025

Peter A. Leidel...........   4,500,000(3)    98.7%   4,500,000(3)        74.0%
410 Park Avenue, Suite
 1900
New York, NY 10025

All directors and execu-
 tive officers as a group
 (7 persons including the
 above)...................   4,560,000        100%   5,173,796(6)        83.4%

--------
(1) Less than 1%.
(2) These shares owned by Yorktown Energy Partners III, L.P. As a member of Yorktown Partners LLC, the manager of Yorktown Energy Partners III, L.P., Mr. Lawrence may be deemed to be a beneficial owner of these shares. Mr. Lawrence disclaims beneficial ownership of these shares.
(3) These shares owned by Yorktown Energy Partners III, L.P. As a member of Yorktown Partners LLC, the manager of Yorktown Energy Partners III, L.P., Mr. Leidel may be deemed to be a beneficial owner of these shares. Mr. Leidel disclaims beneficial ownership of these shares.
(4) Includes 30,000 shares of restricted stock, one-half of which vests in October, 2000 and one-half of which vests in October, 2001.
(5) See "Principal Shareholders of CEC" for information on ownership of CEC shares which may be exchanged for Carbon shares in the exchange offer. We will substitute Carbon stock options for outstanding CEC stock options.
(6) Includes 121,000 shares underlying exercisable options to be issued by us in substitution of CEC stock options.

                         PRINCIPAL SHAREHOLDERS OF CEC

   The table below provides information regarding ownership of CEC common stock (which is CEC's only class of outstanding stock) as of November 30, 1999 by (1) each director of CEC, (2) CEC's President and Chief Executive Officer,
(3) all CEC's directors and executive officers as a group, and (4) each shareholder who, to our knowledge, was the beneficial owner of five percent or more of the common stock of CEC. All information is taken from or based on filings made by such persons with the SEC or provided by such persons to CEC. Except as indicated in the footnotes, each person identified in the table holds sole voting and investment power with respect to the shares shown opposite such person's name.

                                                          Amount and
                                                          Nature of
Name and Address                                          Beneficial   Percent
of Beneficial Owner                                       Ownership    of Class
-------------------                                       ----------   --------
Patrick R. McDonald and McDonald Energy, LLC.............  285,100(1)    17.6%

Harry A. Trueblood, Jr...................................  308,696(2)    20.1%

Carl Seaman..............................................  217,209(3)    14.3%
63 Hunting Ridge Road
Greenwich, CT 06831

James C. Crawford........................................   21,500(4)     1.4%

Loyola G. Keough.........................................   15,000(5)        (6)

Craig W. Sandahl.........................................  115,050(4)     7.5%
3408 Booneville Road
Waukee, IA 50263

Peter N. T. Widdrington..................................   22,000(4)     1.4%

All directors and executive officers as a group (8
 persons including the above)............................  812,346(7)    46.3%

--------
(1) Patrick R. McDonald is the sole member of McDonald Energy, LLC. Includes 117,100 shares owned by CEC Resources Holdings, LLC of which McDonald Energy, LLC has 58.3% interest.
(2) Does not include 33,911 shares which are owned by Lucile B. Trueblood, Mr. Trueblood's wife, which she acquired as her separate property and as to which Mr. Trueblood disclaims any beneficial ownership. Includes 140,000 shares owned by the Harry A. Trueblood Charitable Remainder Unitrust dated June 1, 1998 to which shares Mr. Trueblood disclaims ownership; but as the only trustee, does hold sole voting rights to such shares. Also includes 11,000 shares underlying exercisable stock options.
(3) Includes 79,957 shares owned by Carl and Associates, a partnership in which Mr. Seaman owns an 80% partnership interest and as to which Mr. Seaman shares voting and investment power. Does not include 2,032 shares which are owned by Linda Seaman, Mr. Seaman's wife, which she acquired as her separate property and as to which Mr. Seaman disclaims any beneficial ownership.
(4) Includes 21,000 shares underlying exercisable stock options.
(5) Includes 15,000 shares underlying exercisable stock options.
(6) Less than 1%.
(7) Includes 232,000 shares underlying exercisable stock options.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

   In October 1999, Yorktown purchased an aggregate of 4,500,000 shares of our common stock for $24,750,000 in cash. Also, each of our two independent directors has purchased shares from us. In October, 1999, Mr. Kennedy purchased 10,000 shares from us at a cash price of $5.50 per share, and in January, 2000, Mr. Dietler purchased 10,000 shares from us at a cash price of $5.50 per share.

   On June 30, 1998, CEC entered into a three-year employment contract with Mr. McDonald, effective as of July 1, 1998, which provides for a base salary of U.S. $120,000 per year along with other usual benefits such as medical and dental coverage and industry-related dues and subscriptions. The employment contract with Mr. McDonald provides for the ability of either CEC or Mr. McDonald to terminate the contract if there is a change in control of CEC. Change in control includes (1) the acquisition by a party of 50% or more of the combined voting power of CEC's outstanding shares within a 12-month period, or (2) the acquisition of CEC by merger, sale or purchase of assets, liquidation or other means as a result of which existing stockholders of CEC own less than 50.1% of the surviving entity, or (3) there is a change in more than a majority of the Company's Board of Directors as a result of a transaction or proxy contest with a third party unaffiliated with Mr. McDonald and not endorsed by Mr. McDonald. In the event of a change in control not supported by a majority of CEC's then existing Board of Directors, Mr. McDonald is to be paid 400% of his "Compensation" upon termination of the employment agreement. In the event of a change in control supported by the then existing Board of CEC, Mr. McDonald is to be paid 200% of his "Compensation" upon termination of the employment agreement. For this purpose, the term "Compensation" means the average of Mr. McDonald's annual base pay salary and bonus for two years prior to the termination date (or such lesser period of employment), prorated to be a monthly amount, multiplied by the remaining months during the term of employment contract (or multiplied by 12 if the initial term has expired). In addition, any incentive awards become 100% vested upon the occurrence of a change in control. Mr. McDonald's employment agreement also provides for a severance payment upon termination by CEC of his employment for any reason other than for cause or if Mr. McDonald voluntarily terminates employment following a change in position that is not comparable to his current position. In that event, the severance payment is an amount equal to his Compensation (prorated to a monthly basis) multiplied by the remaining months of the agreement but in any event no less than 12 months. As part of the compensation stated in his employment contract, Mr. McDonald was granted options to acquire 78,000 shares of CEC's common stock.

   Kevin Struzeski is an executive officer of Carbon and has been also the Chief Financial Officer of CEC. When Mr. Struzeski joined CEC in November, 1998, he entered into a two-year employment contract with CEC. His agreement provides for an annual base salary of $75,000 per year along with medical, dental and other benefits available to other employees. His employment agreement provides for the ability of either CEC or Mr. Struzeski to terminate the agreement if there is a change in control of CEC. A change in control is defined in the same manner as in the employment agreement of Mr. McDonald as described above, except there is no reference to Mr. McDonald. In the event of a change in control not supported by a majority of CEC's then existing Board of Directors, Mr. Struzeski is to be paid 300% of his "Compensation" upon termination of the employment agreement. In the event of a change in control supported by the then existing Board of CEC, Mr. Struzeski is to be paid 200% of his "Compensation" upon termination of the employment agreement. Compensation is also defined in the same manner as in Mr. McDonald's employment agreement. In addition, any incentive awards become 100% vested upon occurrence of a change in control. The employment agreement requires a severance payment upon termination of Mr. Struzeski's employment by CEC for any reason other than for cause or if Mr. Struzeski voluntarily terminates following a change in position in CEC. The severance payment is an amount equal to the Compensation multiplied by the remaining months of the agreement but in no event less than six months. As part of the compensation stated in the employment agreement, Mr. Struzeski was also granted options to acquire 20,000 shares of CEC common stock.

   Harry A. Trueblood, Jr. is a proposed director of Carbon, is a director and more than 10% shareholder of CEC, previously served as President of CEC, and is a director, executive officer and more than 10% shareholder of Columbus Energy Corp. ("Columbus"). CEC entered into a written agreement in 1995 with Columbus to provide management services until new management was retained, either by merger, acquisition or direct employment. CEC paid no direct cash compensation to the officers of Columbus for the period that they served as officers of CEC. CEC was charged by Columbus on a monthly basis for the specific time each Columbus officer or employee devoted to the Company. As a result of Mr. McDonald's investment in CEC in July, 1998, and the election of new executive officers in fiscal 1998, the management agreement with Columbus was terminated in March, 1999. CEC paid to Columbus the following amounts for providing management services pursuant to the management agreement: $296,000 in 1996, $255,000 in 1997, and $218,000 in 1998.

                        DESCRIPTION OF OUR CAPITAL STOCK

   Our authorized capital stock consists of 20,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Carbon, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the exchange offer will be, fully paid and nonassessable.

   A quorum for purposes of a meeting of shareholders consists of a majority of the shares entitled to vote at the meeting. After a quorum has been established, a matter is approved by the shareholders if votes cast favoring the matter exceed the votes cast against the matter. Directors are elected by a plurality vote, with the nominees having the highest number of votes cast in favor of their election being elected to the Board of Directors. As a result, a majority of the outstanding shares has the ability to elect all of our directors.

   Under Colorado law, the affirmative vote of a majority of the shares entitled to vote is required to approve:

  . A sale, lease, exchange or other disposition of all or substantially all of our property and assets, with or without our good will, other than in the usual and regular course of our business.

  . A plan of merger of Carbon with or into another entity, or a share exchange for which shareholder approval is required.

  .  Dissolution of Carbon.

   At December 31, 1999, there were 4,550,000 shares of our common stock outstanding.

Preferred Stock

   The Board of Directors has the authority, without further vote or action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Carbon. There are no shares of preferred stock issued, and we have no present plans to issue any shares of preferred stock.

Certain Effects Of Authorized But Unissued Stock

   Under our Articles of Incorporation and, upon completion of the exchange offer and assuming 100% acceptance of the exchange offer, there will be approximately 13,988,600 shares of common stock and approximately 10,000,000 shares of preferred stock available for future issuance without stockholder approval (except that as part of the criteria for maintaining a listing on the Amex, we are required to obtain stockholder approval of certain issuances of stock). These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital or to facilitate corporate acquisitions.

   One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of Carbon by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Carbon.

   The Board of Directors is authorized without any further action by the shareholders to determine the rights, preferences, privileges and restrictions of the unissued Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The Board of Directors may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of Carbon.

   We do not currently have any plans to issue additional shares of common stock or preferred stock other than shares of common stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to our employees.

American Stock Exchange Listing

   We have made application to list our common stock on the American Stock Exchange, and we anticipate that the listing of our common stock on the American Stock Exchange will be approved upon completion of the exchange offer. We have reserved the trading symbol CRB.

Transfer Agent

   We have appointed Harris Trust and Savings Bank, Chicago, Illinois, as the transfer agent and registrar for our common stock.

                      COMPARISON OF SHAREHOLDERS' RIGHTS

   Shareholders of CEC who tender their shares in the exchange offer will become shareholders of Carbon. CEC is a corporation organized under and governed by Alberta, Canada law. Carbon is a corporation organized under and governed by Colorado law. The principal attributes of Carbon common stock and CEC common stock are comparable, but there are material differences in shareholder rights. The following is a summary of these material differences which arise from the differences between the Colorado Business Corporation Act, the "CBCA," and the Alberta Business Corporations Act, the "ABCA," and between the Articles of Incorporation and Bylaws of Carbon and the Articles of Association and Bylaws of CEC.

   This summary is qualified in its entirety by the terms of the Articles of Association and Bylaws of CEC and the Articles of Incorporation and Bylaws of Carbon.
                 CEC                                     CARBON

                                Capitalization

Authorized Capital Stock. The             Authorized Capital Stock. The
authorized capital stock of CEC           authorized capital stock of Carbon
consists of an unlimited number of        consists of 20,000,000 shares of
Common Shares and an unlimited            common stock and 10,000,000 shares
number of Class A Preferred Shares.       of preferred stock.

                           Restrictions On Ownership

There are no restrictions on              There are no restrictions on
ownership of CEC shares.                  ownership of Carbon shares.

                      Shareholder Voting Rights Generally

Rights of Common Shareholders. CEC's      Rights of Common
Articles of Amendment provide that        Shareholders. Carbon's Articles of
the holders of Common Shares:             Incorporation provide that the
                                          common stock has exclusive voting
                                          rights on all matters requiring the
                                          vote of shareholders, except as
                                          otherwise specifically provided by
                                          the CBCA or by the terms of any
                                          outstanding preferred stock. The
                                          CBCA provides that preferred stock
                                          as a class or a series of preferred
                                          stock, if outstanding, is entitled
                                          to vote as a separate voting group
                                          on certain amendments to the
                                          Articles of Incorporation, share
                                          exchanges or mergers of Carbon with
                                          other corporations which affect the
                                          class or series of preferred stock.
                                          Holders of common stock are also
                                          entitled to receive dividends and
                                          distribution of assets upon any
                                          dissolution of Carbon, subject to
                                          the preferential rights of any
                                          preferred stock.

 . are entitled to receive notice of
  and to attend and to vote at any
  meeting (one vote per share);

 . are entitled to receive dividends
  subject to dividends attached to
  other classes of shares which rank
  ahead in priority;

 . are entitled to distribution of
  assets on any dissolution or
  winding up of the Corporation
  subject to the preferential right
  of other classes of shares which
  rank ahead in priority.
                                          Rights of Preferred
                                          Shareholders. The Carbon Board of
                                          Directors has the exclusive
                                          authority to issue the preferred
                                          stock in one or more series and to
                                          determine the preferences,
                                          limitations and relative rights,
                                          including voting rights, of any
                                          preferred stock.

Rights of Preferred
Shareholders. CEC's Board of
Directors have the authority with
regard to the Class A Preferred
Shares:

 . to issue in one or more series
  from time to time;

 . to change the rights restriction
  and privileges and conditions from
  time to time.

The Class A Preferred Shares rank on
parity with all other series of
preferred shares and ahead of the
Common Shares with respect to
dividends and dissolution or winding
up. The Class A Preferred
shareholders are not entitled to
receive notice of, attend or vote at
any meetings of shareholders.

                 CEC                                     CARBON

No Preemptive Rights. No shareholder      No Preemptive Rights. No shareholder
is entitled as of right to subscribe      is entitled to acquire unissued
for, purchase or receive any part of      shares of the corporation or
any new or additional issue of            securities convertible into shares
shares of any class, or any bonds,        or carrying a right to subscribe for
debentures or other securities            or to acquire such shares.
convertible into shares of any
class.

Quorum. A majority of the votes to        Quorum. A majority of the votes
be cast at any meeting of                 entitled to be cast on a matter by a
shareholders of a quorum which is         voting group constitute a quorum of
constituted by two persons person         that voting group for action on that
present(or their proxies) entitled        matter at any meeting of the
to vote at the meeting and together       shareholders.
holding not less than ten percent of
the outstanding shares entitled to
vote at a meeting.

Voting. At any meeting of                 Voting. Except as otherwise provided
shareholders every question shall,        in the CBCA, or unless the Articles
unless required by the ABCA, be           of Incorporation or provisions of
determined by the majority of the         the Bylaws adopted by shareholders
votes cast on the question.               require a greater vote, action by a
                                          voting group on a matter other than
                                          the election of directors is
                                          approved if a quorum exists and if
                                          the votes cast within the voting
                                          group favoring the action exceed the
                                          votes cast within the voting group
                                          opposing the action. The CBCA
                                          requires approval by the majority of
                                          the votes entitled to be cast by the
                                          voting group for the issuance of
                                          shares of one class or series as a
                                          share dividend in respect of shares
                                          of another class or series, the sale
                                          of substantially all assets of
                                          Carbon requiring shareholder
                                          approval, mergers of Carbon with
                                          other corporations requiring
                                          shareholder approval, and the
                                          voluntary dissolution of Carbon.
                                          While only common stock is
                                          outstanding, the common stock as a
                                          class is the sole voting group of
                                          Carbon.

Proxy. A shareholder may appoint a        Proxy. A shareholder may appoint a
proxy by signing and transmitting an      proxy by signing and transmitting an
appointment form. A proxy is only         appointment form, which is effective
valid at the meeting in respect of        when received by the corporation.
which it is given or any adjournment      Proxy appointments are effective for
of that meeting.                          11 months unless otherwise specified
                                          and are revocable except as may be
                                          permitted or provided by law.

No Cumulative Voting                      No Cumulative Voting
Rights. Cumulative voting rights are      Rights. Cumulative voting rights are
not permitted in the election of          not permitted in the election of
directors.                                directors.

                     Shareholder Voting by Written Consent

Written Consent. CEC shareholders         Written Consent. Carbon shareholders
may act by unanimous written consent      may act by unanimous written consent
in lieu of a meeting of the               in lieu of a meeting of the
shareholders.                             shareholders.

                 CEC                                     CARBON

                          Annual Shareholder Meeting

Annual Meeting. A meeting of the          Annual Meeting. A meeting of the
shareholders is held annually to          shareholders is held annually to
consider the financial statements         elect directors to succeed those
and reports, electing directors,          directors whose terms expire and for
appointing auditors and for the           the transaction of other business.
transacting of business properly
brought before the meeting.

                         Special Shareholders Meetings

Initiation of Special Meetings. The       Initiation of Special Meetings. The
CEC bylaws provide that special           Carbon bylaws provide that special
shareholders' meetings may be called      shareholders meetings may be called
by the Board of Directors, the            by the President or by the Board of
Chairman of the Board, the Managing       Directors and shall be called by the
Director or the President at any          President or Secretary upon written,
time.                                     signed and dated demand of holders
                                          of shares representing not less than
                                          10% of all votes entitled to be cast
                                          on any issue proposed to be
                                          considered at the meeting.

Scope of Special Meeting. Business        Scope of Special Meetings. Business
transacted at any special                 transacted at any special
shareholders' meeting is limited to       shareholders meeting is limited to
the purposes stated in the notice of      the purposes stated in the notice of
the meeting.                              the meeting.

Notice. Notice of any annual or           Notice. Pursuant to the Carbon
special meeting shall be sent not         bylaws, notice of any annual or
less than 21 days and not more than       special meeting of the shareholders
50 days before the meeting.               will be given to each shareholder
                                          entitled to vote at the meeting not
                                          less than 10 nor more than 60 days
                                          prior to the meeting.

                               Inspection Rights

                                          General Inspection Rights. Any
General Inspection Rights. The            Carbon shareholder who has been a
directors and shareholders of CEC,        shareholder for at least three
their agents and legal                    months, or who holds at least 5% of
representatives may examine the           the outstanding shares of any class,
following records during the usual        may inspect and copy the following
business hours of CEC free of             records of Carbon upon delivery of a
charge:                                   written demand made in good faith
                                          and for a proper purpose and given
                                          to Carbon at least five business
                                          days prior to the inspection:

 . the articles and by-laws and all
  amendments;


 . any USA and any amendments;             . excerpts from Board minutes or
                                            records of actions taken by the
                                            Board;

 . any USA and any amendments;


 . minutes of meetings and                 . accounting records; and
  resolutions of shareholders;


                                          . the names and addresses of
 . copies of all notices                     shareholders.


 . the securities register                 The requesting shareholder must
                                          describe with reasonable
                                          particularity the purpose and the
                                          records which the shareholder
                                          desires to inspect. The records must
                                          be directly connected with the
                                          described purpose.

 . copies of the financial
  statements,

 . reports and information

 . a register of disclosures in
  relation to material contracts

                 CEC                                     CARBON

                                          In addition, any shareholder may
                                          inspect or copy the following
                                          records of Carbon upon written
                                          demand at least five business days
                                          before the inspection:

                                          . its Articles of Incorporation;

                                          . its Bylaws;

                                          . the minutes of all shareholder
                                            meetings and records of all
                                            actions taken by shareholders
                                            without a meeting, for the past
                                            three years;

                                          . all written communications to all
                                            or any class of shareholders as a
                                            group within the past three years;

                                          . a list of names and business
                                            addresses of Carbon's directors
                                            and officers;

                                          . a copy of the most recent
                                            corporate report delivered to the
                                            Secretary of State; and

                                          . the financial statements described
                                            below.

Financial Statements: See above.          Financial Statements. The CBCA
                                          requires Carbon, upon written
                                          request of any shareholder, to mail
                                          to that shareholder its most recent
                                          annual financial statements, if any,
                                          and its most recent published
                                          financial statements, if any,
                                          reasonably detailing its assets and
                                          liabilities and results of
                                          operations.

                           Liability of Shareholders

Limited Liability. Shareholders are
generally not personally liable for       Limited Liability. Shareholders are
the acts or debts of CEC.                 generally not personally liable for
                                          the acts or debts of Carbon.


No Capital Assessment: A shareholder
is required to pay the consideration      No Capital Assessment. A shareholder
stated by the Board of Directors for      is required to pay the consideration
shares issued to that person. A           stated by the Board of Directors for
shareholder of CEC is not liable to       shares issued to that person. (In
CEC or its creditors for capital          the case of the exchange offer, the
assessments or calls.                     consideration for each Carbon share
                                          is one CEC share.) A shareholder of
                                          Carbon is not liable to Carbon or
                                          its creditors for capital
                                          assessments or calls.

                       Number and Election of Directors

Number: The CEC Articles of               Number. The Carbon Articles of
Incorporation require a minimum of        Incorporation name five initial
three and a maximum of nine               directors. However, the number of
directors. However, the number of         directors can be changed by a Board
directors can be changed by the           of Directors resolution, so long as
shareholders amending the Articles,       such a resolution does not have the
but no decrease shall shorten the         effect of shortening the term of any
term of the incumbent director.           incumbent director.

                 CEC                                     CARBON
Election. Shareholders shall, by          Election. The Board of Directors is
ordinary resolution at each annual        elected at the annual shareholders'
meeting, elect the Board of               meeting. At each annual meeting, the
Directors.                                number of candidates equaling the
                                          number of directors to be elected
                                          receiving the highest number of
                                          votes are elected to the Board of
                                          Directors.

                            Residence of Directors

Residence. At least half of the           Residence. There are no requirements
directors must be resident                as to the place of residence of
Canadians.                                directors of Carbon.

                             Removal of Directors

Removal. The shareholders may by          Removal. Any director can be removed
ordinary resolution passed at a           from office, either with or without
special meeting remove any director       cause, at a meeting of shareholders
from office. If a director is             when the votes cast in favor of
elected by any class of                   removal exceeds the votes against
shareholders, only that class of          removal. If a director is elected by
shareholders may participate in a         a voting group of shareholders, only
vote for removal.                         that voting group may participate in
                                          a vote for removal.

                      Vacancies on the Board of Directors

Expiration of Terms. The ABCA             Expiration of Terms. The Carbon
provides that if directors are not        bylaws and CBCA provide that even
elected at a meeting of                   after the expiration of a director's
shareholders, the incumbent               term, he or she continues to serve
directors continue in office until        until his or her successor is
their successors are elected.             elected and qualifies.

Vacancies in General. Any vacancies
on the Board of Directors are filled      Vacancies in General. Any vacancies
by:                                       on the Board of Directors are filled
                                          by:


 . the Board of Directors, if a
  quorum is present, by a simple          . the shareholders; or
  majority.


                                          . the Board of Directors, or a
 . a vote of the shareholders.               simple majority vote of the
                                            remaining directors if their
                                            number is insufficient to
                                            constitute quorum.

Any vacant directorship held by a
director elected by a particular
class of shareholders may be filled
by either:

                                          Any vacant directorship held by a
                                          director elected by a particular
                                          shareholder voting group may be
                                          filled by either:

 . the shareholders of that
  particular class if there are no
  remaining directors of that class;
  or

                                          . shareholders of that voting group
                                            entitled to vote; or

 . the directors elected by that
  class.

                                          . a simple majority of any one or
                                            more remaining directors elected
                                            by that same voting group.

                 CEC                                     CARBON
                              Standard of Conduct

General Standard of                       General Standards of Conduct for
Conduct. Directors and officers are       Directors and Officers. Directors
required to discharge their               and officers are required to
respective duties:                        discharge their respective duties:


 . in good faith with a view to the        . in good faith;
  best interests of the Corporation;
  and

                                          . with the care an ordinary person
                                            in a like position would exercise
                                            under similar circumstances; and

 . exercise the care, diligence and
  skill that a reasonably prudent
  person would exercise in
  comparable circumstances.

                                          . in a manner that he or she
                                            reasonably believes is in the best
                                            interests of the corporation.

Conflicting Interest                      Conflicting Interest
Transactions. Under the ABCA, if a        Transactions. Under the CBCA, no
material contract is made between         loan, guaranty, contract or
the Corporation and one or more of        transaction between Carbon and a
its directors or officers, or             director or between Carbon and any
between a corporation and another         entity in which a Carbon director is
person of which a director of             a director or officer or has a
officer of the corporation is a           financial interest is void or
director or officer or in which he        voidable, can be enjoined or gives
has a material interest, the              rise to an award of damages solely
contract is neither void or voidable      because of the conflicting interest
by reason only of that relationship       of the director if:
and a director is not liable to
account to the corporation for that
profit if:

                                          . after disclosure of material facts
                                            of the relationship or interest in
                                            the transaction, the transaction
                                            is approved by the affirmative
                                            vote of disinterested directors;
                                            or

 . the director or officer disclosed
  his interest;

 . the contract was approved by the
  directors or shareholders; and

                                          . after disclosure of material facts
                                            of the relationship or interest in
                                            the transaction, the transaction
                                            is approved a vote of
                                            shareholders; or

 . it was reasonable and fair to the
  Corporation at the time it was
  approved.

                                          . the conflicting interest
                                            transaction is fair to Carbon.

               Limitation of Liability of Directors and Officers

Limitation on Personal Liability of       Limitation on Personal Liability of
Directors. Pursuant to the CEC Arti-      Directors. The CBCA permits Colorado
cles of Incorporation, CEC directors      corporations to limit or eliminate
are not liable to the Corporation or      personal liability of the a director
its shareholders for anything except      to the corporation or to its share-
as set out in the ABCA. Those in-         holders for monetary damages for a
stances where directors in any event      breach of fiduciary duty as a direc-
remain liable to the Corporation or       tor, except for certain specified
its shareholders for monetary dam-        instances. Those instances where di-
ages are:                                 rectors in any event remain liable
                                          to the corporation or its sharehold-
 . any breach of a directors' duty to      ers for monetary damages are:
  act honestly and in good faith
  with a view to the best interests
  of the Corporation;                     . any breach of the director's duty
                                            of loyalty to the corporation or
 . any breach where a director did           its shareholders,
  not exercise the care, diligence        . acts or omissions not in good
  and skill that a reasonably pru-          faith or which involve intentional
  dent person would exercise in com-        misconduct or a knowing violation
  parable circumstances;                    of the law
 . the unlawful purchase, redemption       . unlawful dividends or other dis-
  or other acquisitions of shares;          tributions; or
 . the unlawful commission on the          . any transaction from which the di-
  sale of shares;                           rector directly or indirectly de-
                                            rived an improper personal bene-
 . the unlawful payment of any divi-         fit.
  dends;

                 CEC                                     CARBON
 . any unlawful financial assistance;      Pursuant to the Carbon Articles of
                                          Incorporation, Carbon directors are
 . any unlawful payment of an indem-       not personally liable to the corpo-
  nity to a director or officer of        ration or its shareholders, either
  the Corporation;                        directly or indirectly, for monetary
                                          damages for the breach or breaches
 . any unlawful payment to a share-        of fiduciary duty as a director to
  holder; and                             the full extent permitted by law.

 . up to six months wages for non-
  payment of wages to employees.
                   Indemnification of Directors and Officers


ABCA Provisions. Pursuant to the          CBCA Provisions. Pursuant to the
ABCA, CEC must indemnify a director       CBCA, Carbon must indemnify a person
or officer in respect of all costs,       who was wholly successful, on the
charges and expenses reasonably in-       merits or otherwise, in the defense
curred in his defense of any civil,       of any proceeding to which the per-
criminal or administrative action or      son was a party because the person
proceeding if:                            is or was a director or officer,
                                          against reasonable expenses incurred
 . he was substantially successful on      by him or her in connection with the
  the merits;                             proceeding. The CBCA also permits
                                          Carbon to indemnify and advance ex-
 . he acted honestly and in good           penses to a director or officer, who
  faith and had reasonable grounds        was made a party to a proceeding be-
  for believing his conduct was law-      cause that person is a director or
  ful; and                                officer, against liability incurred
                                          in the proceeding if:
 . he is fairly and reasonably enti-
  tled to indemnity.

The Court may grant approval to           . the person conducted himself or
grant indemnity for a derivative ac-        herself in good faith;
tion if he acted honestly and in
good faith and had reasonable             . the person reasonably believed
grounds for believing his conduct           that his or her conduct was in
was lawful.                                 Carbon's best interest or not op-
                                            posed to Carbon's best interest;
                                            and
                                          . in the case of any criminal pro-
                                            ceeding, the person had no reason-
                                            able cause to believe his or her
                                            conduct was unlawful.

                                          The CBCA will not allow Carbon to
                                          indemnify a director or officer for
                                          liability to the corporation in an
                                          action brought by a shareholder on
                                          behalf of Carbon or for liability to
                                          the corporation for deriving an im-
                                          proper personal benefit.

                                          A court may nevertheless order
                                          indemnification as the court deems
                                          proper, except that indemnification
                                          is limited to reasonable expenses of
                                          a proceeding where the director or
                                          officer has been held liable in an
                                          action brought by a shareholder or
                                          for deriving an improper personal
                                          benefit.

                                          Carbon Bylaws and Indemnification
CEC Bylaws and Indemnification            Agreements. Carbon's bylaws and
Agreement. CEC's bylaws permit            indemnification agreements with each
indemnification subject to the above      director and officer mandate that
as set out in the ABCA.                   Carbon indemnify and advance
                                          expenses to the director or officer
                                          to the full extent permitted by law.


Exclusiveness. See above                  Exclusiveness. Carbon may provide,
                                          by shareholder or Board of Directors
                                          resolution or by way of contract,
                                          for indemnification or advancement

                 CEC                                     CARBON
                                          of expenses not expressly provided
                                          for in the CBCA, if not inconsistent
                                          with public policy.

                               Appraisal Rights

Right to Dissent. Under the ABCA, a       Right to Dissent. Under the CBCA, a
CEC shareholder, whether or not           Carbon shareholder, whether or not
entitled to vote, is entitled to          entitled to vote, is entitled to
dissent and obtain payment of the         dissent and obtain payment of the
fair value of their shares if the         fair value of their shares in the
Corporation resolves to:                  event of the consummation of a:


 . amend its articles changing the         . plan of merger requiring approval
  share structure;                          by the shareholders, or a short-
                                            form merger of a corporation with
                                            its parent corporation; or

 . amend its articles to remove or
  change any business restrictions;


                                          . share exchange, by operation of
 . amalgamate with another                   law, with an acquiring
  corporation;                              corporation; or


 . be continued into another               . sale, lease, exchange or other
  jurisdiction; or                          disposition of substantially all
                                            of the corporation's property
                                            requiring shareholder approval; or

 . sell, lease or exchange all or
  substantially all its property.

                                          . reverse stock-split that reduces
                                            the number of shares owned by the
                                            shareholder to a fraction of a
                                            share for which the corporation
                                            pays cash.

No Right to Dissent. There is no          No Right to Dissent. Under the CBCA,
comparable section under the ABCA.        except in the case of a reverse
                                          stock split described above, a
                                          Carbon shareholder may not dissent
                                          and obtain payment for their shares
                                          if the securities are: (1) listed on
                                          a national securities exchange, such
                                          as the American Stock Exchange, or a
                                          national market system of the
                                          National Association of Securities
                                          Dealers automated quotation system
                                          or (2) held of record by more than
                                          2,000 shareholders.

                  Vote Required in Extraordinary Transactions

Merger or Share Exchange. The Board       Merger or Share Exchange. The Board
of Directors submits a plan of            of Directors submits a plan of
merger or share exchange to the           merger or share exchange to the
shareholders for approval. The plan       shareholders for approval. The plan
must be approved by special               must be approved by a majority of
resolution ( 2/3) of the outstanding      the outstanding votes entitled to be
votes entitled to be cast within          cast within each voting group
each voting group entitled to vote        entitled to vote separately on the
separately on the plan.                   plan. Separate voting by a class or
                                          series of shares as a voting group
                                          is required:

                                          . on a plan of merger, if the plan
                                            contains a provision that would
                                            require approval by the class or
                                            series as a separate voting group
                                            if the provision was contained in
                                            an amendment to the corporation's
                                            Articles of Incorporation (see
                                            below

                 CEC                                     CARBON
                                          for information on the vote to amend
                                          the Articles of Incorporation); or

                                         . on a plan of share exchange, by
                                           each class or series of shares
                                           included in the share exchange.

There is no comparable section with      However, approval of the shareholders
regard to any "surviving                 of any surviving corporation in a
corporation" in the ABCA.                merger is not required if:

                                         . the Articles of Incorporation of
                                           the surviving corporation prior to
                                           the merger will not be changed
                                           after the merger;

                                         . shareholders with shares prior to
                                           the merger will hold the same
                                           number of shares after the merger,
                                           with the same designations,
                                           preferences, limitations and
                                           relative rights;

                                         . the number of voting shares
                                           outstanding immediately after the
                                           merger plus the number issuable as
                                           a result of the merger does not
                                           exceed by more than 20% the total
                                           number of voting shares of the
                                           surviving corporation prior to the
                                           merger; and

                                         . the number of participating shares
                                           outstanding immediately after the
                                           merger plus the number issuable as
                                           a result of the merger, does not
                                           exceed by more than 20% the total
                                           number of participating shares
                                           outstanding prior to the merger.

Merger of Parent and Wholly-Owned        Merger of Parent and 90% Held
Subsidiary. The directors of a           Subsidiary. No shareholder approval
holding corporation and one or more      of the parent company is required if
of its wholly-owned subsidiaries may     a parent corporation owning at least
approve an amalgamation of the           90% of a subsidiary corporation
resolutions provided that:               merges the subsidiary into itself.

 . shares of each subsidiary will be
  cancelled;

 . the articles of amalgamation will
  be the same as the holding
  company; and

 . no securities shall be issued by
  the amalgamated corporation in
  connection with the amalgamation

Sale of Assets. Under the ABCA, the      Sale of Assets. Under the CBCA, the
sale, lease or exchange of all or        sale, lease, exchange or other
substantially all the property of a      disposition of all, or substantially
corporation other than in the            all, of Carbon's property (which may
ordinary course of business requires     include goodwill) other than in the
approval by special resolution (         ordinary course of business requires
2/3) of the outstanding votes            approval of a majority of the
entitled to be cast within each          outstanding votes entitled to be cast
voting group entitled to vote            within each voting group entitled to
separately on the plan.                  vote separately on the plan.

Dissolution. The Board of Directors      Dissolution. The Board of Directors
recommends to the CEC shareholders       recommends to the Carbon shareholders
approval of any proposal for             approval of any proposal for
voluntary dissolution of the             voluntary dissolution of the
Corporation, and by                      corporation, and the

                 CEC                                     CARBON
special resolutions of each              plan must be approved by a majority
shareholder class, the plan must be      of the outstanding votes entitled to
approved by 2/3 of the outstanding       be cast within each voting group
votes entitled to be cast within         entitled to vote separately on the
each voting group entitled to vote       plan.
separately on the plan.

                  Change in Control Under Colorado/Alberta Law

The ABCA contains no special voting      The CBCA contains no special voting
or other requirements that result        or other requirements that result
from a change in control.                from a change in control.

                               Oppression Remedy

Under the ABCA, a complainant may        The CBCA does not provide for any
apply to the Court for an order in       statutory oppression remedy. However,
respect of a corporation or any of       shareholders have legal and equitable
its affiliates:                          remedies for improper acts or
                                         omissions by directors or officers.

 . any act or omission of the
   Corporation or any of its
   affiliates effects a result;

 . the business or affairs of the
   Corporation or its affiliates have
   been conducted in a manner; or

 . the powers of the directors of the
   Corporation of any of its
   affiliates have been exercised in
   a manner that is oppressive or
   unfairly prejudicial to or
   unfairly disregards the interests
   of any securityholder, creditor,
   director or officer, the Court may
   make an order to rectify the
   matter complained of.

                        Amendment to Governing Documents

Amendment to Articles. CEC               Amendment to Articles. Carbon
shareholders can approve amendments      shareholders can approve amendments
to the Articles of Incorporation at      to the Articles of Incorporation at a
a meeting by 2/3 of the votes cast       meeting by a majority of the votes
with respect to the amendment. Such      cast on the amendment. A class or
items would include:                     series of shares are entitled to vote
                                         as a separate voting group on an
                                         amendment if the amendment would,
                                         among other things:

 . a name change;


 . changing or removing the business
  restrictions;                          . increase or decrease the aggregate
                                           number of authorized shares of the
                                           class or series;

 . increase or decrease the aggregate
  number of shares that CEC is
  authorized to issue;

                                         . exchange or reclassify all or part
                                           of the shares of the class or
                                           series;

 . changing share structure or
  creating a new class of shares;


                                         . change the preferences,
 . increasing or decreasing the             limitations or relative rights of
  number of directors.                     the shares of the class or series;

                 CEC                                     CARBON

                                          . change the shares into a different
                                            number of shares of the same class
                                            or series; or

                                          . create a new class of shares
                                            having rights or preferences with
                                            respect to distributions or
                                            dissolution that are superior or
                                            equal to the shares of the class
                                            or series.

Amendment to Bylaws. Either the           Amendment to Bylaws. Either the
Board of Directors or the                 Board of Directors or the
shareholders may make a proposal to       shareholders may adopt amendments to
adopt amendments to the by-laws. The      the Bylaws of Carbon. Shareholder
directors shall submit a by-law, or       approval of such an amendment at a
an amendment or a repeal of a by-law      meeting requires a majority of the
to the shareholders at the next           votes cast on the subject.
meeting of shareholders, and the
shareholders, may by ordinary
resolution, confirm, reject or amend
the by-law, amendment or repeal.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock being offered hereby will be passed upon for us by Holland & Hart LLP, Denver, Colorado. Holland and & Hart LLP has rendered an opinion as to the material United States federal income tax considerations relating to the exchange offer and Bennett Jones has rendered an opinion as to the material Canadian federal income tax consequences of the exchange offer. These opinions have been filed as exhibits to the registration statement of which this prospectus is a part.

                                    EXPERTS

   The financial statements of Carbon Energy Corporation as of October 20, 1999 and for the period from inception (September 14, 1999) through October 20, 1999, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The financial statements of Bonneville Fuels Corporation as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, included in this prospectus and elsewhere in the registration statement have been audited by Hein + Associates LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The financial statements of CEC Resources Ltd. as of November 30, 1998 and 1997 and for each of the three years in the period ended November 30, 1998 included in this Prospectus have been so included in the reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, a registration statement on Form S-4 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules. For further information about us and our common stock, please refer to the registration statement and the exhibits and schedules filed. Statements contained in this prospectus as to the contents of any contract or document filed as an exhibit to the registration statement are qualified by reference to such exhibit as filed.

   A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Information regarding the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website that contains registration statements, reports, proxy and other information regarding registrants that file electronically with the SEC. The address of this Website is sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Carbon Energy Corporation

Report of Independent Public Accountants..................................   F-2

Balance Sheet as of October 20, 1999......................................   F-3

Statement of Stockholder's Equity.........................................   F-4

Statement of Cash Flow for period from inception (September 14, 1999)
 through October 20, 1999.................................................   F-5

Notes to the Financial Statements.........................................   F-6

Bonneville Fuels Corporation (predecessor to Carbon Energy Corporation)

Independent Auditor's Report..............................................   F-7

Consolidated Balance Sheets at December 31, 1998 and 1997.................   F-8

Consolidated Statements of Operations for the years ended December 31,
 1998, 1997 and 1996......................................................   F-9

Consolidated Statement of Stockholders' Equity for the period from January
 1, 1996 through December 31, 1998........................................  F-10

Consolidated Statements of Cash Flows for the years ended December 31,
 1998, 1997 and 1996......................................................  F-11

Notes to Consolidated Financial Statements................................  F-12

Consolidated Balance Sheets at September 30, 1999 and 1998 (unaudited)....  F-17

Consolidated Statement of Operations for the nine months ended September
 30, 1998 and 1998 (unaudited)............................................  F-19

Consolidated Statements of Cash Flows for the nine months ended September
 30, 1999 (unaudited).....................................................  F-20

Consolidated Statement of Stockholders' Equity and Retained Earnings for
 the nine months ended September 30, 1999 (unaudited).....................  F-21

Notes to Consolidated Financial Statements................................  F-22

CEC Resources Ltd.

Auditors' Report..........................................................  F-27

Balance Sheets at November 30, 1998 and 1997..............................  F-28

Statements of Income for the years ended November 30, 1998, 1997 and 1996.  F-30

Statements of Stockholders' Equity for the years ended November 30, 1998,
 1997 and 1996............................................................  F-31

Statements of Cash Flows for the years ended November 30, 1998, 1997 and
 1996.....................................................................  F-32

Notes to the Financial Statements.........................................  F-33

Balance Sheets at August 31, 1999 (unaudited) and November 30, 1998.......  F-44

Statements of Income for nine months ended August 31, 1999 and 1998
 (unaudited)..............................................................  F-45

Statement of Stockholders' Equity for the nine months ended August 31,
 1999 (unaudited).........................................................  F-46

Statements of Cash Flow for the nine months ended August 31, 1999 and
 August 31, 1998 (unaudited)..............................................  F-47

Notes to Financial Statements.............................................  F-48

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Carbon Energy Corporation:

     We have audited the accompanying balance sheet of CARBON ENERGY CORPORATION (a Colorado corporation) as of October 20, 1999, and the related statements of stockholder's equity and cash flow for the period from inception (September 14, 1999) to October 20, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carbon Energy Corporation as of October 20, 1999, and its cash flow for the period from inception (September 14, 1999) to October 20, 1999, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado
October 21, 1999

                           CARBON ENERGY CORPORATION

                                 BALANCE SHEET
                             As of October 20, 1999

                                     ASSETS

Cash....................................................................... $550
                                                                            ----
Total assets............................................................... $550
                                                                            ====

                              STOCKHOLDER'S EQUITY

Preferred stock, no par value:
  10,000,000 shares authorized, none outstanding........................... $--
Common stock, no par value:
  20,000,000 shares authorized, 100 outstanding............................  550
                                                                            ----
Total stockholder's equity................................................. $550
                                                                            ====



   The accompanying notes are an integral part of these financial statements.

                           CARBON ENERGY CORPORATION

                       STATEMENT OF STOCKHOLDER'S EQUITY
  For the Period From Inception (September 14, 1999) Through October 20, 1999

                                                             Common Stock
                                                             -------------
                                                             Shares  Value Total
                                                             ------ ------ -----
Balances, September 14, 1999................................  --     $--   $--
Shares issued (note 2)......................................  100     550   550
                                                              ---    ----  ----
Balances, October 20, 1999..................................  100    $550  $550
                                                              ===    ====  ====




   The accompanying notes are an integral part of these financial statements.

                           CARBON ENERGY CORPORATION

                             STATEMENT OF CASH FLOW
  For the Period From Inception (September 14, 1999) Through October 20, 1999

Cash flow from financing activities:
  Issuance of common stock................................................ $550
                                                                           ----
                                                                            550
                                                                           ----
Net increase in cash......................................................  550
Cash at the beginning of the period.......................................  --
                                                                           ----
Cash at the end of the period............................................. $550
                                                                           ====



   The accompanying notes are an integral part of these financial statements.

                           CARBON ENERGY CORPORATION

                       NOTES TO THE FINANCIAL STATEMENTS

(1) Nature of Business

   Carbon Energy Corporation ("Carbon") was incorporated under the laws of the State of Colorado on September 14, 1999. Carbon is an independent oil and gas company engaged in the exploration, development and production of natural gas and crude oil. Carbon has been formed for the purpose of acquiring Bonneville Fuels Corporation ("BFC"), a wholly owned subsidiary of Bonneville Pacific Corporation ("BPC"). BFC is an oil and gas company incorporated in Colorado. Carbon was also formed for the purpose of exchanging Carbon shares for shares of CEC Resources Ltd. ("CEC"), an independent oil and gas company, incorporated in Alberta, Canada.

(2) Capital Stock

   During October 1999, Carbon issued 100 shares of common stock at U.S. $5.50 to Yorktown Energy Partners III, L.P. ("Yorktown"). This has been the only activity to date since the inception of Carbon.

(3) Acquisitions

   On August 11, 1999, CEC and BPC signed a stock purchase agreement, whereby CEC agreed to purchase all of the outstanding BFC stock from BPC at a price of $23,857,951 in cash, subject to certain adjustments, with debt less working capital of approximately $6,500,000 remaining at BFC. On October 14, 1999, Carbon, CEC and Yorktown signed an exchange and financing agreement providing for an assignment of the BFC stock purchase agreement to Carbon, the purchase of Carbon common stock by Yorktown for $24,750,000 and an exchange offer whereby Carbon will exchange one share of Carbon common stock for one share of CEC common stock.

(4) Accounting for Derivative Investments and Hedging Activities

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument including certain derivative instruments embedded in other contracts be recorded on the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Carbon is required to adopt SFAS No. 133 as of January 1, 2001, but may implement SFAS No. 133 as of the beginning of any fiscal quarter prior to that date. SFAS No. 133 cannot be applied retroactively. Carbon has not yet quantified the impacts of adopting SFAS No. 133 or determined the timing or method of adoption. However, SFAS No. 133 could increase the volatility of Carbon's earnings and comprehensive income.

                         INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bonneville Fuels Corporation
Denver, Colorado

   We have audited the accompanying consolidated balance sheets of Bonneville Fuels Corporation (a wholly-owned subsidiary of Bonneville Pacific Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bonneville Fuels Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

   As discussed in Note 5, subsequent to the issuance of the 1998 financial statements, the Company's estimate of a contingent liability changed. Accordingly, the accompanying financial statements have been restated, which resulted in an increase in the net loss for 1998 of $250,000.

                                          Hein + Associates LLP

Denver, Colorado

February 26, 1999, except for the last paragraph of Note 5, as to which the date is May 25, 1999

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                      --------------------------
                                                          1998          1997
                                                      ------------  ------------
                       ASSETS
                       ------
Current Assets:
  Cash............................................... $  2,742,000  $    544,000
  Accounts receivable, trade.........................    4,972,000     2,818,000
  Amounts due from broker............................      534,000        63,000
  Prepaid expenses and other.........................      241,000       241,000
                                                      ------------  ------------
      Total current assets...........................    8,489,000     3,666,000
                                                      ------------  ------------
Property and Equipment, at cost:
  Oil and gas properties, using the successful
   efforts method:
    Unproved properties..............................    2,745,000     1,953,000
    Proved properties................................   29,679,000    26,624,000
  Furniture and equipment............................      497,000       293,000
                                                      ------------  ------------
                                                        32,921,000    28,870,000
    Less accumulated depreciation, depletion and
     amortization....................................  (18,891,000)  (16,863,000)
                                                      ------------  ------------
      Property and equipment, net....................   14,030,000    12,007,000
                                                      ------------  ------------
Other Assets:
  Deposits and other.................................      276,000       317,000
  Deferred loan costs, net...........................       45,000        64,000
                                                      ------------  ------------
      Total other assets.............................      321,000       381,000
                                                      ------------  ------------
Total Assets......................................... $ 22,840,000  $ 16,054,000
                                                      ============  ============

        LIABILITIES AND STOCKHOLDER'S EQUITY
        ------------------------------------

Current Liabilities:
  Accounts payable and accrued expenses.............. $  7,116,000  $  1,470,000
  Accrued production taxes payable...................      335,000       257,000
  Undistributed revenue..............................      476,000       448,000
                                                      ------------  ------------
      Total current liabilities......................    7,927,000     2,175,000
                                                      ------------  ------------
Long-term Debt.......................................    5,850,000     2,400,000
Taxes Payable to BPC.................................          --      1,888,000
Commitments and Contingencies (Notes 2, 5, and 7)
Stockholder's Equity:
  Common stock, $.01 par value; 1,000 shares
   authorized, issued and outstanding................          --            --
  Additional paid in capital.........................    3,475,000     1,812,000
  Retained earnings..................................    5,588,000     7,779,000
                                                      ------------  ------------
      Total stockholder's equity.....................    9,063,000     9,591,000
                                                      ------------  ------------
Total Liabilities and Stockholder's Equity........... $ 22,840,000  $ 16,054,000
                                                      ============  ============

       See accompanying notes to these consolidated financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                             For the Years Ended December 31,
                                            ------------------------------------
                                               1998         1997        1996
                                            -----------  ----------- -----------
Revenues:
  Oil and gas sales.......................  $ 6,758,000  $ 6,429,000 $ 5,262,000
  Gas marketing and transportation........   12,610,000    9,135,000   9,550,000
  Electricity sales.......................    1,331,000      506,000         --
  Other...................................      393,000      469,000     255,000
                                            -----------  ----------- -----------
                                             21,092,000   16,539,000  15,067,000
                                            -----------  ----------- -----------
Expenses:
  Oil and gas production costs............    3,254,000    2,779,000   2,095,000
  Gas marketing and transportation........   12,674,000    8,553,000   6,910,000
  Cost of electricity.....................    1,137,000      497,000         --
  Depreciation, depletion and amortization
   expense................................    2,086,000    1,942,000   1,205,000
  Exploration expense.....................      556,000      772,000     419,000
  Impairment expense......................    1,858,000      312,000         --
  General and administrative expense......    1,655,000      590,000     472,000
  Interest expense........................      238,000       83,000     272,000
                                            -----------  ----------- -----------
                                             23,458,000   15,528,000  11,373,000
                                            -----------  ----------- -----------
  Income (Loss) Before Extraordinary Items
   and Taxes..............................   (2,366,000)   1,011,000   3,694,000
Extraordinary Gain on Extinguishment of
 Debt Owed to Parent Company, net of taxes
 of zero..................................          --           --    1,788,000
                                            -----------  ----------- -----------
Income (Loss) Before Taxes................   (2,366,000)   1,011,000   5,482,000
Tax Expense (Benefit):
  Current.................................     (225,000)     279,000   1,422,000
  Deferred................................       50,000          --          --
                                            -----------  ----------- -----------
Net Income (Loss).........................  $(2,191,000) $   732,000 $ 4,060,000
                                            ===========  =========== ===========


       See accompanying notes to these consolidated financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
         For the Period from January 1, 1996 Through December 31, 1998

                            Common Stock   Additional
                          ----------------  Paid-in    Retained
                          Shares Par Value  Capital    Earnings       Total
                          ------ --------- ---------- -----------  -----------
Balances, January 1,
 1996.................... 1,000    $--     $      --  $ 2,987,000  $ 2,987,000
  Intercompany payables
   converted to equity by
   Parent................   --      --      1,812,000         --     1,812,000
  Net income.............   --      --            --    4,060,000    4,060,000
                          -----    ----    ---------- -----------  -----------
Balances, December 31,
 1996.................... 1,000     --      1,812,000   7,047,000    8,859,000
  Net income.............   --      --            --      732,000      732,000
                          -----    ----    ---------- -----------  -----------
Balances, December 31,
 1997.................... 1,000     --      1,812,000   7,779,000    9,591,000
  Intercompany payables
   converted to equity by
   Parent................   --      --      1,663,000         --     1,663,000
  Net loss...............   --      --            --   (2,191,000)  (2,191,000)
                          -----    ----    ---------- -----------  -----------
Balances, December 31,
 1998.................... 1,000    $--     $3,475,000 $ 5,588,000  $ 9,063,000
                          =====    ====    ========== ===========  ===========


       See accompanying notes to these consolidated financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          For the Years Ended December 31,
                                        --------------------------------------
                                           1998         1997          1996
                                        -----------  -----------  ------------
Cash Flows from Operating Activities:
  Net income (loss).................... $(2,191,000) $   732,000  $  4,060,000
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
    Deferred taxes.....................      50,000          --            --
    Gain on debt extinguishment........         --           --     (1,788,000)
    Depreciation, depletion and
     amortization expense..............   2,067,000    1,942,000     1,205,000
    Impairment of property and
     equipment.........................   1,858,000      312,000           --
    Amortization of loan costs.........      19,000       19,000        20,000
    Changes in operating assets and
     liabilities:
      Decrease (increase) in:
        Accounts receivable, trade.....  (2,154,000)     (21,000)   (1,440,000)
        Amount due from broker.........    (471,000)     152,000       (61,000)
        Prepaid expenses and other.....     (50,000)     (36,000)      (32,000)
        Other assets...................      41,000      (26,000)       37,000
      Increase (decrease in):
        Accounts payable and accrued
         expenses......................   5,646,000       59,000       609,000
        Accrued production taxes
         payable.......................      78,000      (77,000)      (30,000)
        Undistributed revenues.........      28,000     (194,000)      204,000
        Deferred gain and other
         liabilities...................         --        52,000       (74,000)
        Taxes payable to Parent........    (225,000)     279,000     1,426,000
                                        -----------  -----------  ------------
    Net cash provided by operating
     activities........................   4,696,000    3,193,000     4,136,000
                                        -----------  -----------  ------------
Cash Flows from Investing Activities:
  Capital expenditures for oil and gas
   properties..........................  (5,948,000)  (4,442,000)   (1,025,000)
                                        -----------  -----------  ------------
    Net cash used in investing
     activities........................  (5,948,000)  (4,442,000)   (1,025,000)
Cash Flows from Financing Activities:
  Proceeds from note payable...........   4,650,000    3,600,000       400,000
  Payments on note payable.............  (1,200,000)  (2,900,000)   (3,460,000)
  Production payment received..........         --       319,000       300,000
                                        -----------  -----------  ------------
    Net cash provided by (used in)
     financing activities..............   3,450,000    1,019,000    (2,760,000)
                                        -----------  -----------  ------------
Net Increase (Decrease) in Cash and
 Equivalents...........................   2,198,000     (230,000)      351,000
Cash, beginning of year................     544,000      774,000       423,000
                                        -----------  -----------  ------------
Cash, end of year...................... $ 2,742,000  $   544,000  $    774,000
                                        ===========  ===========  ============
Supplemental Disclosures of Cash Flow
 Information:
  Cash paid for interest............... $   236,000  $    83,000  $    303,000
                                        ===========  ===========  ============
  Noncash investing and financing
   activities--Intercompany payable
   contributed to capital by Parent.... $ 1,663,000  $       --   $  1,812,000
                                        ===========  ===========  ============

       See accompanying notes to these consolidated financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Significant Accounting Policies:

   Nature of Operation--Bonneville Fuels Corporation (BFC), a wholly-owned subsidiary of Bonneville Pacific Corporation (BPC), was incorporated in the State of Colorado in April 1987 and began doing business in June 1987. The Company owns four subsidiaries, Bonneville Fuels Marketing Corporation (BFMC), Bonneville Fuels Management Corporation (BFM Corp.), Bonneville Fuels Operating Corporation (BFO), and Colorado Gathering Corporation (CGC). Collectively, these entities are referred to as the Company. The Company's principal operations include exploration for and production of oil and gas reserves, marketing of natural gas, and gathering of natural gas. The Company from time to time also purchases and resells electricity.

   Principles of Consolidation--The consolidated financial statements include the accounts of BFC and its four wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

   Cash Equivalents--The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Gas Marketing--The Company's marketing contracts are generally month-to-month or up to eighteen months, and provide that the Company will sell gas to end users which is produced from the Company's properties and acquired from third parties.

   Amounts due from Broker--This account generally represents net cash margin deposits held by a brokerage firm for the Company's trading accounts.

   Oil and Gas Producing Activities--The Company follows the "successful efforts" method of accounting for its oil and gas properties, all of which are located in the continental United States. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are charged to expense. The costs of development wells are capitalized whether productive or nonproductive.

   Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Depreciation and depletion of capitalized costs for producing oil and gas properties is computed using the units-of-production method based upon proved reserves for each field.

   In 1997, the Company began to accrue for future plugging, abandonment, and remediation using the negative salvage value method whereby costs are expensed through additional depletion expense over the remaining economic lives of the wells. Management's estimate of the total future costs to plug, abandon, and remediate the Company's share of all existing wells, including those currently shut in is approximately $3,500,000, net of salvage values. The total amount expensed for this liability was $206,000 and $200,000, for the years ended December 31, 1998 and 1997, respectively.

   The Company follows Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets. This statement limits net capitalized costs of proved oil and gas properties to the aggregate undiscounted future net revenues related to each field. If the net capitalized costs exceed the limitation, impairment is provided to reduce the carrying value of the properties in the field to estimated actual value. The Company also periodically assesses impairment on unproved oil and gas properties by analyzing factors that may affect the fair market value of the property. The impairment is included as a reduction of gross oil and gas properties in the accompanying balance sheets. In 1998, 1997, and 1996, the Company recorded

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) impairments of $1,858,000, $312,000, and $-0-, respectively. Factors causing the impairment of oil and gas properties in 1998 were the decline in oil prices worldwide and the re-estimation of reserve values on certain producing properties. The primary factor causing the impairments in 1997 was the reevaluation of certain undeveloped leases.

   Gains and losses are generally recognized upon the sale of interests in proved oil and gas properties based on the portion of the property sold. For sales of partial interests in unproved properties, the Company treats the proceeds as a recovery of costs with no gain recognized until all costs have been recovered.

   Revenue Recognition - The Company recognizes revenue for oil and gas production upon delivery of the commodity to the purchaser.

   The Company records sales and related cost of sales on gas and electricity marketing transactions using the accrual method of accounting (i.e., the transaction is recorded when the commodity is purchased and/or delivered).

   Undistributed Revenue - Represents amounts due to other owners of jointly owned oil and gas properties for their share of revenue from the properties.

   Energy Marketing Arrangements--In 1998, BFC entered into an agreement to manage certain natural gas contracts of an unrelated entity. For some contracts, BFC takes title to the gas purchased to service these contracts prior to the sale under the contracts. For these contracts, BFC records all revenue, expenses, receivables and payables associated with the contracts. In contracts where title is not taken, BFC only records the margin associated with the transaction.

   Other Property and Equipment--Depreciation of other property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 25 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

   Deferred Loan Costs--Costs associated with the Company's note payable have been deferred and are being amortized using the effective interest method over the original term of the note.

   Gas Balancing--The Company uses the sales method of accounting for amounts received from natural gas sales resulting from production credited to the Company in excess of its revenue interest share. Under this method, all proceeds from production credited to the Company are recorded as revenue until such time as the Company has produced its share of related estimated remaining reserves. Thereafter, additional amounts received are recorded as a liability.

   Income Taxes--The Company accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. BPC includes the Company's operations in its consolidated tax return. Income taxes are allocated by BPC as if the Company were a separate taxpayer.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
   Accounting for Hedged Transactions--The Company periodically enters into futures, forwards, and swap contracts as hedges of commodity prices associated with the production of oil and gas and with the purchase and sale of natural gas in order to mitigate the risk of market price fluctuations. Changes in the market value of futures, forwards, and swap contracts are not recognized until the related production occurs or until the related gas purchase or sale takes place. Realized losses from any positions which were closed early are deferred and recorded as an asset or liability in the accompanying balance sheet, until the related production, purchase or sale takes place. Gains and losses incurred on these contracts are included in oil and gas revenue or in gas marketing costs in the accompanying statements of operations.

   Impact of Recently Issued Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Statement requires companies to report all derivatives at fair value as either assets or liabilities and bases the accounting treatment of the derivatives on the reasons an entity holds the instrument. The Company is currently reviewing the effects this Statement will have on the financial statements in relation to the Company's hedging activities.

   SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits and SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise were issued in 1998 and are not expected to impact the Company regarding future financial statement disclosures, results of operations and financial position.

   In November 1998, the Emerging Issues Task Force reached a consensus on Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. This consensus will not have a material impact on the Company.

   Reclassifications--Certain reclassifications have been made to conform the 1997 and 1996 financial statements to the presentation in 1998. These reclassifications had no effect on net income.

   Accounting Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes. The actual results could differ from those estimates.

2. Parent Company Bankruptcy and Related Transactions:

   In 1991, BPC filed a petition for re-organization under Chapter 11 of the U.S. Bankruptcy Code and in June 1992, a Trustee was appointed for the case. As a result of BPC's bankruptcy, the Company established, prior to 1994, an allowance for doubtful accounts from BPC equal to the receivable. In 1995, claims filed against the estate of BPC were amended to total $1,788,000 to reflect additional amounts due related to pre-petition transactions.

   As a condition of granting a loan in 1991, the lender required that BPC convert intercompany debt of $3,600,000 to equity. In Board meetings at both the Company and BPC, the officers of each company were authorized and directed to complete this financing. In their respective internal financial statements, both the

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
Company and BPC treated the intercompany debt as converted to equity. In 1993, it was discovered that the BPC Board resolution to ratify the conversion had not been duly executed. The Company, therefore, continued to disclose the intercompany debt as a liability.

   On December 20, 1996, the Bankruptcy Court authorized the Trustee to offset the mutual debts of the Company and BPC. After the offset, the Company was to convert any remaining intercompany debt to equity. The Company had established, prior to 1994, an allowance for doubtful accounts from BPC equal to the receivable. The amount of the offset equal to the allowance was recorded as an extraordinary gain on extinguishment of debt, with the remainder being recorded as a contribution of capital.

   In 1998, BPC approved the conversion of $1,663,000 in taxes payable to equity. Also in 1998, BPC emerged from bankruptcy.

   There were no expenses incurred by Bonneville Pacific Corporation on behalf of Bonneville Fuels Corporation, nor by Bonneville Fuels Corporation on behalf of Bonneville Pacific Corporation.

3. Long-Term Debt:

   The Company has an asset-based line-of-credit with a bank which provides for borrowing up to the borrowing base (as defined). The borrowing base was $13,200,000 at December 31, 1998. At December 31, 1998, outstanding borrowings amounted to $5,150,000, with interest at a variable rate that approximated 7% at December 31, 1998. The Company has issued letters of credit totaling $3,100,000 which further reduces the amount available for borrowing under the base. This facility is collateralized by certain oil and gas properties of the Company and is scheduled to convert to a term note on July 1, 2001. This term loan is scheduled to have a maturity of either the economic half life of the Company's remaining reserves on the date of conversion, or July 1, 2006, whichever is earlier. The borrowing base is based upon the lender's evaluation of BFC's proved oil and gas reserves, generally determined semi-annually. The future minimum principal payments under the term note will be dependent upon the bank's evaluation of the Company's reserves at that time.

   The Company also has an accounts receivable-based credit facility which includes a revolving line-of-credit with the bank which provides for borrowings up to $1,500,000. Outstanding borrowings under this facility at December 31, 1998 amounted to $700,000. This facility bears interest at prime (7.75% at December 31, 1998). This facility is collateralized by certain trade receivables of BFC and has a maturity date of July 1, 1999.

   The credit agreement contains various covenants which prohibit or limit the subsidiary's ability to pay dividends, purchase treasury shares, incur indebtedness, repay debt to the Parent, sell properties or merge with another entity. Additionally, the Company is required to maintain certain financial ratios.

4. Exploration Expense:

   Exploration expense consist of the following:

                                                        1998     1997     1996
                                                      -------- -------- --------
  Annual rental payments on unproved properties...... $ 82,000 $ 84,000 $ 60,000
  Geological and geophysical cost....................  390,000   89,000  130,000
  Dry hole costs and abandonments....................   84,000  599,000  229,000
                                                      -------- -------- --------
                                                      $556,000 $772,000 $419,000
                                                      ======== ======== ========

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
5. Commitments:

   Office Lease--The Company leases office space under a noncancellable operating lease. Total rental expense was approximately $139,000, $58,000, and $58,000 for the years ended December 31, 1998, 1997, and 1996, respectively. Beginning in 1998, the Company has a new lease agreement which provides for total minimum rental commitments of:

      1999............................................................. $147,000
      2000.............................................................  153,000
      2001.............................................................  159,000
      2002.............................................................  166,000
                                                                        --------
                                                                        $625,000
                                                                        ========

   Well Connection Reimbursement--The Company entered into a contract with an unrelated party in 1997 to connect certain wells to sales pipelines. The Company is obligated to reimburse the unrelated party for the difference between the gathering fees generated by these wells and the cost of connection. The accompanying 1998 financial statements have been restated to reflect an accrual of $250,000, representing management's current estimate of the potential liability under the agreement.

6. Income Taxes:

   The components of the net deferred tax assets are as follows:

                                                        As of December 31,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
      Excess of tax basis over book basis of oil and
       gas properties...............................  $ 1,873,000  $ 1,439,000
                                                      -----------  -----------
      Deferred tax assets...........................    1,873,000    1,439,000
      Less valuation allowance......................   (1,873,000)  (1,389,000)
                                                      -----------  -----------
      Net deferred tax assets.......................  $       --   $    50,000
                                                      ===========  ===========

   The effective tax rate of the Company differed from the Federal statutory rate primarily due to changes in the valuation allowance on the deferred tax assets.

7. Concentrations of Credit Risk and Price Risk Management:

   Concentrations of Credit Risk--Substantially all of the Company's accounts receivable at December 31, 1998 result from crude oil and natural gas sales and/or joint interest billings to companies in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk, either positively or negatively, since these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or joint interest owner, the Company analyzes the entity's net worth, cash flows, earnings, and credit ratings. Receivables are generally not collateralized. Historical credit losses incurred on trade receivables by the Company have been insignificant.

   The Company's revenues are predominantly derived from the sale of natural gas and management estimates that over 85% of the value of the Company's properties is derived from natural gas reserves.

   Energy Financial Instruments--BFC uses energy financial instruments and long-term user contracts to minimize its risk of price changes in the spot and fixed price natural gas and crude oil markets. Energy risk management products used include commodity futures and options contracts, fixed-price swaps, and basis swaps. Pursuant to company guidelines BFC is to engage in these activities only as a hedging mechanism against price volatility associated with pre-existing or anticipated gas or crude oil sales in order to protect profit margins. As of December 31, 1998, BFC has financial and physical contracts which hedge 6 bcf (billion cubic feet) of production through December 2001.

   The difference between the current market value of the hedging contracts and the original market value of the hedging contracts was a favorable $701,000 and an unfavorable $60,000 as of December 31, 1998 and 1997, respectively. These amounts are not reflected in the accompanying financial statements. In the event energy financial instruments do not qualify for hedge accounting, the difference between the current market value and the original contract value would be currently recognized in the statement of operations. In the event that the energy financial instruments are terminated prior to the delivery of the item being hedged, the gains and losses at the time of the termination are deferred until the period of physical delivery. Such deferrals were immaterial in all periods presented.

8. Financial Instruments:

   SFAS Nos. 107 and 127 requires certain entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, management's best estimate is that the carrying amount of cash, receivables, notes payable, accounts payable, undistributed revenue, and accrued expenses approximates fair value of these instruments. See Note 7 for a discussion regarding the fair value of energy financial instruments.

9. Management Retention Bonuses and Employment Contracts:

   The Company has accrued bonuses as of December 31, 1998 of $164,000 in accordance with a management retention program approved by the bankruptcy court. The Company has also entered into certain employment contracts with key employees that provide for certain benefits to the employees upon termination without cause.

10. Tax Credit Sale:

   In December 1995, the Company entered into a transaction to sell 99% of its interest in 14 coal gas wells located in the San Juan field in Northwestern New Mexico that qualified for Section 29 tax credits. All properties sold were proved producing properties. The Company received cash in the amount of $47,000, a volumetric production payment equal to 99% of the net cash flow related to the underlying properties, and a percentage of the value of the related tax credits. Due to the Company's continuing involvement with the property and the limited cash received by the Company at the time of the sale, the gain on the sale was deferred until the payments received were sufficient to recover the carrying value on the property. All additional tax credit receipts are being recorded as other income and the additional production payments are recorded as oil and gas production income.

11. Subsequent Event:

   Subsequent to year-end, BPC engaged a financial advisor to pursue various strategic opportunities. BPC is considering all options including the continued operation of all its subsidiaries or the sale of the entire company or any part thereof. No adjustment to the financial statements has been made to reflect this uncertainty.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A wholly owned subsidiary of Bonneville Pacific Corporation)

                           CONSOLIDATED BALANCE SHEET
                                  (Unaudited)

                                                          September 30
                                                    --------------------------
                      ASSETS                            1999          1998
                      ------                        ------------  ------------
Current Assets:
  Cash
    Unrestricted................................... $    304,000  $    604,000
  Accounts receivable
    Due from broker................................    1,761,000       448,000
    Gas marketing..................................      634,000     1,752,000
    Oil and gas sales..............................    1,169,000       475,000
    Joint interest, net of allowance for doubtful
     accounts......................................      403,000       632,000
    Other..........................................        7,000         7,000
                                                    ------------  ------------
      Total accounts receivable....................    3,974,000     3,314,000
  Prepaid expenses, inventories and other..........      155,000       199,000
                                                    ------------  ------------
      Total current assets.........................    4,433,000     4,117,000
                                                    ------------  ------------
Property and Equipment, at cost
  Oil and gas properties...........................   37,115,000    32,264,000
  Furniture and equipment..........................      499,000       473,000
  Less depreciation, depletion and amortization....  (20,721,000)  (18,448,000)
                                                    ------------  ------------
      Total property and equipment.................   16,893,000    14,289,000
                                                    ------------  ------------
Other Assets:
  Deposits and other...............................      270,000       270,000
  Deferred loan cost, net..........................       31,000        50,000
                                                    ------------  ------------
      Total other assets...........................      301,000       320,000
                                                    ------------  ------------
Total Assets....................................... $ 21,627,000  $ 18,726,000
                                                    ============  ============


             See accompanying notes to these financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A wholly owned subsidiary of Bonneville Pacific Corporation)

                           CONSOLIDATED BALANCE SHEET
                                  (Unaudited)

                                                                September 30
                                                           -----------------------
            LIABILITIES AND STOCKHOLDER EQUITY                1999        1998
            ----------------------------------             ----------- -----------
Current Liabilities:
  Accounts payable and accrued expenses................... $ 1,838,000 $ 2,730,000
  Accrued production taxes payable........................     415,000     321,000
  Undistributed revenue, taxes and other..................     577,000     378,000
                                                           ----------- -----------
      Total current liabilities...........................   2,830,000   3,429,000
                                                           ----------- -----------

Long Term Liabilities:
  Long term debt..........................................   8,800,000   3,700,000
  Accrued income taxes due parent.........................           0   1,888,000
                                                           ----------- -----------
      Total long term liabilities.........................   8,800,000   5,588,000
                                                           ----------- -----------

Stockholder's Equity:
  Common stock............................................
  Additional paid in capital..............................   3,475,000   1,812,000
  Retained earnings.......................................   6,522,000   7,897,000
                                                           ----------- -----------
      Total stockholder's equity..........................   9,997,000   9,709,000
                                                           ----------- -----------

      Total Liabilities and Stockholder's Equity.......... $21,627,000 $18,726,000
                                                           =========== ===========



             See accompanying notes to these financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A wholly owned subsidiary of Bonneville Pacific Corporation)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     For the nine months ended September 30
                                  (Unaudited)

                                                           1999         1998
                                                        -----------  ----------
Operating Revenue
Sales:
  Oil and gas.......................................... $ 6,730,000  $5,185,000
  Marketing services...................................  11,059,000   7,157,000
  Other................................................     465,000     253,000
                                                        -----------  ----------
    Total operating income.............................  18,254,000  12,595,000
                                                        -----------  ----------
Operating Expenses
  Lease operations.....................................   1,957,000   1,803,000
  Severance taxes......................................     494,000     413,000
  Marketing service cost...............................  11,009,000   7,133,000
  DD & A...............................................   1,789,000   1,606,000
  Impairment of proved and unproved properties.........      60,000           0
  General and administrative...........................     984,000   1,143,000
  Provision for uncollectibles.........................       1,000       2,000
  Exploration expense..................................     681,000     276,000
                                                        -----------  ----------
    Total operating expenses...........................  16,975,000  12,376,000
                                                        -----------  ----------
Income Before Interest and Other.......................   1,279,000     219,000
Interest:
  Income...............................................      72,000      38,000
  (Expense)............................................    (418,000)   (143,000)
                                                        -----------  ----------
Income Before Income Taxes.............................     933,000     114,000
Provision for income taxes.............................           0           0
                                                        -----------  ----------
Net Income............................................. $   933,000  $  114,000
                                                        ===========  ==========


             See accompanying notes to these financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A wholly-owned subsidiary of Bonneville Pacific Corporation)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     For the nine months ended September 30

                                                         1999         1998
                                                      -----------  -----------
Cash Flows from Operating Activities:
  Net Income......................................... $   933,000  $   114,000
  Adjustment to reconcile net income to cash provided
   by operating activities:
    Depreciation, depletion and amortization.........   1,775,000    1,592,000
    Gain on debt extinguishment......................
    Amortization of loan cost........................      14,000       14,000
    Other............................................
  Changes in operating assets and liabilities:
  (Increase) decrease in:
    Amount due from broker...........................  (1,226,000)    (385,000)
    Accounts receivable..............................   2,759,000      (45,000)
    Prepaid expenses, inventories and other..........      42,000       39,000
    Increase (decrease) in:
    Accounts payable and undistributed revenue.......  (5,031,000)   1,258,000
                                                      -----------  -----------
    Net cash provided by operations..................    (734,000)   2,587,000
Cash Flows from Investing Activities:
  Additions to oil and gas properties................  (4,691,000)  (3,688,000)
  Other net property and equipment (additions)
   disposals.........................................      (1,000)    (180,000)
  (Increases) decreases in other assets..............      38,000       40,000
                                                      -----------  -----------
  Net cash used in investing activities..............  (4,654,000)  (3,828,000)
Cash Flows from Financing Activities:
  Net bank borrowings (payments).....................   2,950,000    1,300,000
                                                      -----------  -----------
  Net cash used in financing activities..............   2,950,000    1,300,000
                                                      -----------  -----------
Net Increase (decrease) in Unrestricted Cash.........  (2,438,000)      59,000
Unrestricted Cash Balance at Beginning of Period.....   2,742,000      545,000
                                                      -----------  -----------
Cash Balance at End of Period........................ $   304,000  $   604,000
                                                      ===========  ===========


       See accompanying notes to these consolidated financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A wholly owned subsidiary of Bonneville Pacific Corporation)

      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND RETAINED EARNINGS
 For the nine months ended September 30, 1999, and the year ended December 31,
                                      1998
                                  (Unaudited)

                             Common Stock  Additional
                             -------------  Paid In    Retained
                             Shares Amount  Capital    Earnings       Total
                             ------ ------ ---------- -----------  -----------
Balance December 31, 1997... 1,000  $ --   $1,812,000 $ 7,779,000  $ 9,591,000
Intercompany payables
 converted to Equity by
 Parent.....................                1,663,000                1,663,000
Net income (loss)...........                           (2,190,000)  (2,190,000)
                             -----  -----  ---------- -----------  -----------
Balance December 31, 1998... 1,000    --    3,475,000   5,589,000    9,064,000
Net income..................                              933,000      933,000
                             -----  -----  ---------- -----------  -----------
Balance September 30, 1999.. 1,000  $ --   $3,475,000 $ 6,522,000  $ 9,997,000
                             =====  =====  ========== ===========  ===========




       See accompanying notes to these consolidated financial statements.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Significant Accounting Policies:

   Nature of Operation--Bonneville Fuels Corporation (BFC), a wholly-owned subsidiary of Bonneville Pacific Corporation (BPC), was incorporated in the State of Colorado in April 1987 and began doing business in June 1987. BFC owns four subsidiaries, Bonneville Fuels Marketing Corporation (BFMC), Bonneville Fuels Management Corporation (BFM Corp.), Bonneville Fuels Operating Corporation (BFO), and Colorado Gathering Corporation (CGC). Collectively, these entities are referred to as the Company. The Company's principal operations include exploration for and production of oil and gas reserves, marketing of natural gas, and gathering of natural gas. From time to time the Company also purchases and resells electricity.

   These financial statements are prepared in accordance with generally accepted accounting principles and require the use of management's estimates. These statements contain all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary to present fairly the financial positions of BFC as of September 30, 1999 and 1998 and the results of its operations and of its cash flows for the periods presented. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

   Principles of Consolidation--The consolidated financial statements include the accounts of BFC and its four wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

   Cash Equivalents--The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Gas Marketing--The Company's marketing contracts are generally month-to-month or up to eighteen months, and provide that the Company will sell gas to end users which is produced from the Company's properties and acquired from third parties.

   Amounts Due from Broker--This account generally represents net cash margin deposits held by a brokerage firm for the Company's trading accounts.

   Oil and Gas Producing Activities--The Company follows the "successful efforts" method of accounting for its oil and gas properties, all of which are located in the continental United States. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are charged to expense. The costs of development wells are capitalized whether productive or nonproductive.

   Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Depreciation and depletion of capitalized costs for producing oil and gas properties is computed using the units-of-production method based upon proved reserves for each field.

   In 1997, the Company began to accrue for future plugging, abandonment, and remediation using the negative salvage value method whereby costs are expensed through additional depletion expense over the remaining economic lives of the wells. Management's estimate of the total future costs to plug, abandon, and remediate the Company's share of all existing wells, including those currently shut in, is approximately $3,500,000, net of salvage values. The total amount expensed for this liability was $150,000 and $-0-, for the periods ended September 30, 1999 and 1998, respectively.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   The Company follows Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets. This statement limits net capitalized costs of proved and unproved oil and gas properties to the aggregate undiscounted future net revenues related to each field. If the net capitalized costs exceed the limitation, impairment is provided to reduce the carrying value of the properties in the field to estimated actual value. The impairment is included as a reduction of gross oil and gas properties in the accompanying balance sheets. In the first nine months of 1999, the Company incurred impairment cost of $60,000. In 1998, the Company recorded impairment cost of $1,858,000. Factors causing the impairment of oil and gas properties were the decline in oil prices worldwide and the re-assessment of reserve values on certain producing properties in 1998, and re-assessment of reserve values on a drilling venture in 1999.

   Gains and losses are generally recognized upon the sale of interests in proved oil and gas properties based on the portion of the property sold. For sales of partial interests in unproved properties, the Company treats the proceeds as a recovery of costs with no gain recognized until all costs have been recovered.

   Revenue Recognition--The Company recognizes revenue for oil and gas production upon delivery of the commodity to the purchaser.

   The Company records sales and related cost of sales on Gas and Electricity Marketing transactions using the accrual method of accounting (i.e., the transaction is recorded when the commodity is purchased and/or delivered).

   Undistributed Revenue - Represents amounts due to other owners of jointly owned oil and gas properties for their revenue from the properties.

   Energy Marketing Arrangements--In 1998, BFC entered into an agreement to manage certain natural gas contracts of an unrelated entity. For contracts under which BFC takes title to the gas which services these contracts, BFC records, all revenue, expense, receivables and payables associated with the contracts. In contracts where title is not taken, BFC records only the margin associated with the transaction. This agreement was terminated at the end of April 1999.

   Other Property and Equipment--Depreciation of other property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 25 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any gains or losses are reflected in current operations.

   Deferred Loan Costs--Costs associated with the Company's note payable have been deferred and are being amortized using the effective interest method over the original term of the note.

   Gas Balancing--The Company uses the sales method of accounting for amounts received from natural gas sales resulting from production credited to the Company in excess of its revenue interest share. Under this method, all proceeds from production credited to the Company are recorded as revenue until such time as the Company has produced its share of related estimated remaining reserves. Thereafter, additional amounts received are recorded as a liability.

   Income Taxes--The Company accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. BPC includes the Company's operations in its consolidated tax return. Income taxes are allocated by BPC as if the Company were a separate taxpayer.

   Accounting for Hedged Transactions--The Company periodically enters into futures, forwards, and swap contracts as hedges of commodity prices associated with the production of oil and gas and with the purchase and sale of natural gas in order to mitigate the risk of market price fluctuations. Changes in the market value of futures, forwards, and swap contracts are not recognized until the related production occurs or until the related gas purchase or sale takes place. Realized losses from any positions which were closed early are deferred and recorded as an asset or liability in the accompanying balance sheet, until the related production, purchase or sale takes place. Gains and losses incurred on these contracts are included in oil and gas revenue or in gas marketing costs in the accompanying statements of operations.

   Contingent Liabilities--The Company accrued a liability in the amount of $250,000 for well connect fees in the nine months ended September 30, 1999. The estimated liability arose as a result of a 1997 well connect agreement as it was determined in the current year that a liability under this agreement was reasonably possible.

   Reclassifications--Certain reclassifications have been made to conform the 1999 financial statements to the presentation in 1998. These reclassifications had no effect on net income.

2. Parent Company Bankruptcy and Related Transactions:

   In 1991, BPC filed a petition for re-organization under Chapter 11 of the U.S. Bankruptcy Code and in June 1992, a Trustee was appointed for the case. As a result of BPC's bankruptcy, the Company established, prior to 1994, an allowance for doubtful accounts from BPC equal to the receivable. In 1995, claims filed against the estate of BPC were amended to total $1,788,000 to reflect additional amounts due related to pre-petition transactions.

   As a condition of granting a loan in 1991, the lender required that BPC convert intercompany debt of $3,600,000 to equity. In Board meetings at both the Company and BPC, the officers of each company were authorized and directed to complete this financing. In their respective internal financial statements, both the Company and BPC treated the intercompany debt as converted to equity. In 1993, it was discovered that the BPC Board resolution to ratify the conversion had not been duly executed. The Company, therefore, continued to disclose the intercompany debt as a liability.

   On December 20, 1996, the Bankruptcy Court authorized the Trustee to offset the mutual debts of the Company and BPC. After the offset, the Company was to convert any remaining intercompany debt to equity. The Company had established, prior to 1994, an allowance for doubtful accounts from BPC equal to the receivable. The amount of the offset equal to the allowance was recorded as an extraordinary gain on extinguishment of debt, with the remainder being recorded as a contribution of capital.

   In 1998, BPC approved the conversion of $1,663,000 in taxes payable to equity. Also in 1998, BPC emerged from bankruptcy. There were no expenses incurred by Bonneville Pacific Corporation on behalf of Bonneville Fuels Corporation, nor by Bonneville Fuels Corporation on behalf of Bonneville Pacific Corporation.

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
3. Long-Term Debt:

   The Company has an asset-based line-of-credit with a bank which provides for borrowing up to the borrowing base (as defined). The borrowing base is $16,556,667 on September 30, 1999. Outstanding borrowings amounted to $8,800,000, with interest at a variable rate that approximated 7.15% at September 30, 1999. The Company has issued letters of credit totaling $2,300,000 which reduce the amount available for borrowing under the base. This facility is collateralized by certain oil and gas properties of the Company and is scheduled to convert to a term note on July 1, 2001. This term loan is scheduled to have a maturity of either the economic half life of the Company's remaining reserves on the date of conversion, or July 1, 2006, whichever is earlier. The borrowing base is based upon the lender's evaluation of BFC's proved oil and gas reserves, generally determined semi-annually. The future minimum principal payments under the term note will be dependent upon the bank's evaluation of the Company's reserves at that time.

   The Company also has an accounts receivable-based credit facility which includes a revolving line-of-credit with the bank which provides for borrowings up to $1,500,000. Outstanding borrowings under this facility at September 30, 1999 amounted to $0. This facility bears interest at prime (8.25% at September 30, 1999). This facility is collateralized by certain trade receivables of BFC and has a maturity date of July 1, 2001.

   The credit agreement contains various covenants which prohibit or limit the Company's ability to pay dividends, purchase treasury shares, incur indebtedness, repay debt to the Parent, sell properties or merge with another entity. Additionally, the Company is required to maintain certain financial ratios.

4. Exploration Expense

   Bonneville Fuels -- Exploration expense

                                                               As of September
                                                                     30,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
      Rentals................................................ $ 49,000 $ 61,000
      Geological & Geophysical...............................  433,000  141,000
      Dry holes and abandonments.............................  199,000   74,000
                                                              -------- --------
                                                              $681,000 $276,000
                                                              ======== ========

5. Commitments:

   Office Lease--The Company leases office space under a noncancellable operating lease. Total rental expense was approximately $110,000 and $100,000 for the periods ended September 30, 1999 and 1998, respectively. Beginning in 1998, the Company has a new lease agreement which provides for total minimum rental commitments of:

      1999 (balance of year).......................................... $ 37,000
      2000............................................................  153,000
      2001............................................................  159,000
      2002............................................................  166,000
                                                                       --------
                                                                       $515,000
                                                                       ========

                 BONNEVILLE FUELS CORPORATION AND SUBSIDIARIES
         (A Wholly-Owned Subsidiary of Bonneville Pacific Corporation)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
6. Income Taxes:

   The components of the net deferred tax asset are as follows:

                                                                   December
                                                                   31, 1998
                                                                  -----------
      Excess of tax basis over book basis of oil and gas
       properties................................................ $ 1,873,000
                                                                  -----------
      Deferred tax asset.........................................   1,873,000
      Less valuation allowance...................................  (1,873,000)
                                                                  -----------
      Net deferred tax asset..................................... $       -0-
                                                                  ===========

   The Company has not accrued an income tax liability for the nine months ending September 30, 1999 due to the availability of intangible drilling costs which will essentially eliminate taxable net income.

   The effective tax rate of the Company differed from the Federal statutory rate primarily due to changes in the valuation allowance on the deferred tax asset.

7. Concentrations of Credit Risk and Price Risk Management:

   Concentrations of Credit Risk--Substantially all of the Company's accounts receivable at September 30, 1999 result from crude oil and natural gas sales and/or joint interest billings to companies in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk, either positively or negatively, since these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or joint interest owner, the Company analyzes the entity's net worth, cash flows, earnings, and credit ratings. Receivables are generally not collateralized. Historical credit losses incurred on trade receivables by the Company have been insignificant.

   The Company's revenues are predominantly derived from the sale of natural gas. Management estimates that over 85% of the value of the Company's properties is derived from natural gas reserves.

   Energy Financial Instruments--BFC uses energy financial instruments and long-term user contracts to minimize its risk of price changes in the spot and fixed price natural gas and crude oil markets. Energy risk management products used include commodity futures and option contracts, fixed-price swaps, and basis swaps. Pursuant to company guidelines, BFC is to engage in these activities only as a hedging mechanism against price volatility associated with pre-existing or anticipated gas or crude oil sales in order to protect profit margins. As of September 30, 1999 and 1998, BFC has financial and physical contracts which hedge 4.4 bcf (billion cubic feet) and 5.5 bcf of production, respectively, through December 2001.

   The difference between the current market value of the hedging contracts and the original market value of the hedging contracts was an unfavorable $1,755,000 and a favorable $48,000 as of September 30, 1999 and 1998, respectively. These amounts are not reflected in the accompanying financial statements. In the event energy financial instruments do not qualify for hedge accounting, the difference between the current market value and the original contract value would be currently recognized in the statement of operations. In the event that the energy financial instruments are terminated prior to the delivery of the item being hedged, the gains and losses at the time of the termination are deferred until the period of physical delivery. Such deferrals were immaterial in all periods presented.

8. Financial Instruments:

   SFAS Nos. 107 and 127 requires certain entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, management's best estimate is that the carrying amount of cash, receivables, notes payable, accounts payable, undistributed revenue, and accrued expenses approximates fair value of these instruments. See Note 6 for a discussion regarding the fair value of energy financial instruments.

9. Subsequent Event:

   On October 29, 1999, Carbon Energy Corporation acquired BFC in its entirety. The purchase price for all of the stock of BFC was $23,581,000 plus debt, net of working capital, of approximately $6,500,000 that remains at BFC.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               AUDITORS' REPORT

To the Stockholders of CEC Resources Ltd.

   We have audited the balance sheets of CEC Resources Ltd. as at November 30, 1998 and 1997, and the statements of income, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In our opinion, these financial statements present fairly, in all material respects, the financial position of CEC Resources Ltd. as at November 30, 1998 and 1997 and the results of its operations and the statements of cash flows for each of the three years in the period ended November 30, 1998, in accordance with accounting principles generally accepted in Canada.

                                          PricewaterhouseCoopers LLP
                                          Chartered Accountants

Calgary, Canada
February 16, 1999

                               CEC RESOURCES LTD.

                                 BALANCE SHEETS

                                                             November 30,
                                                        -----------------------
                                                         1998         1997
                                                        -------  --------------
                        ASSETS                                   (Reclassified,
                        ------                                      Note 3)
                                                        (in Canadian dollars)
                                                            (in thousands)
Current assets:
  Cash and cash equivalents............................ $ 1,666     $ 1,073
  Accounts receivable:
    Oil and gas sales..................................     466         404
    Crown royalty refund and other.....................     333         266
    Joint interest partners............................       8           3
  Income tax receivable (Note 6).......................     --           53
                                                        -------     -------
      Total current assets.............................   2,473       1,799
                                                        -------     -------

Property and equipment:
  Oil and gas assets, full cost method (Note 5)........  16,192      16,047
  Liquid extraction plant..............................   1,477       1,473
  Other property and equipment.........................     108          49
                                                        -------     -------
                                                         17,777      17,569
  Less: Accumulated depreciation, depletion and
   amortization (Notes 2 and 5)........................  (9,015)     (7,990)
                                                        -------     -------
      Net property and equipment.......................   8,762       9,579
                                                        -------     -------
                                                        $11,235     $11,378
                                                        =======     =======

                                                                     (continued)

                               CEC RESOURCES LTD.

                                                              November 30,
                                                         ----------------------
                                                          1998        1997
                                                         ------- --------------
          LIABILITIES AND STOCKHOLDERS' EQUITY                   (Reclassified,
          ------------------------------------                      Note 3)
                                                         (in Canadian dollars)
                                                             (in thousands)
Current liabilities:
  Accounts payable...................................... $   220    $   483
  Due to former Parent (Note 7).........................      17         35
  Income tax payable (Note 6)...........................       3        --
  Undistributed oil and gas production receipts.........     113        132
                                                         -------    -------
    Total current liabilities...........................     353        650
                                                         -------    -------
Future site restoration costs...........................     165        103
Deferred income taxes (Note 6)..........................   1,995      1,934
Commitments and contingent liabilities (Note 10)
Stockholders' equity (Note 3):
  Preferred stock, authorized unlimited number of
   shares, no par value; none issued
  Share capital, common stock, authorized unlimited
   number of shares, without nominal or par value;
   1,544,400 shares issued in 1998 and 1,589,000 in 1997
   (Note 8).............................................   1,534      1,106
  Retained earnings.....................................   7,188      7,683
                                                         -------    -------
                                                           8,722      8,789
                                                         -------    -------
  Less: 15,000 shares held for cancellation.............     --         (98)
                                                         -------    -------
    Total stockholders' equity..........................   8,722      8,691
                                                         -------    -------
                                                         $11,235    $11,378
                                                         =======    =======

   The accompanying notes are an integral part of these financial statements.

                               CEC RESOURCES LTD.

                              STATEMENTS OF INCOME

                                                         Year ended November
                                                                 30,
                                                         ----------------------
                                                          1998    1997    1996
                                                         ------  ------  ------
                                                             (in Canadian
                                                               dollars)
                                                            (in thousands,
                                                           except per share
                                                                data)
Revenues:
  Oil and gas sales..................................... $3,235  $3,451  $3,093
  Royalties.............................................   (586)   (722)   (462)
  Alberta royalty tax credit............................    309     335     239
  Field services........................................    246     217     324
  Other.................................................     49      28      18
                                                         ------  ------  ------
    Total revenues......................................  3,253   3,309   3,212
                                                         ------  ------  ------
Costs and expenses:
  Lease operating expenses..............................    710     582     620
  Field services........................................    148     185     244
  General and administrative............................    984     751     747
  Depreciation, depletion and amortization..............  1,087     882     746
                                                         ------  ------  ------
    Total costs and expenses............................  2,929   2,400   2,357
                                                         ------  ------  ------
  Operating income......................................    324     909     855
                                                         ------  ------  ------
Other expense...........................................      4       1       5
                                                         ------  ------  ------
  Earnings before income taxes..........................    320     908     850
Provision for income taxes (Note 6).....................     80     303     324
                                                         ------  ------  ------
  Net earnings.......................................... $  240  $  605  $  526
                                                         ======  ======  ======
Earnings per share:
  Basic................................................. $  .16  $  .38  $  .35
                                                         ======  ======  ======
  Fully diluted......................................... $  .16  $  .38  $  .35
                                                         ======  ======  ======
Average number of common shares outstanding:
  Basic.................................................  1,545   1,580   1,505
                                                         ======  ======  ======
  Fully diluted.........................................  1,549   1,584   1,511
                                                         ======  ======  ======

                               CEC RESOURCES LTD.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  For The Three Years Ended November 30, 1998
                             (in Canadian dollars)
                         (in thousands, except shares)

                                                                 Shares Held
                                                                     for
                                     Share Capital               Cancellation
                                    -----------------  Retained ---------------
                                     Shares    Amount  Earnings Shares   Amount
                                    ---------  ------  -------- -------  ------
                                     (Reclassified,
                                        Note 3)
Balances, December 1, 1995......... 1,500,000  $  502   $6,552      --    $--
Exercise of employee stock options
 (Note 8)..........................    10,000      32      --       --     --
                                    ---------  ------   ------  -------
Issuance of common stock (Note 8)..    79,000     572      --       --     --
Net earnings.......................       --      --       526      --     --
                                    ---------  ------   ------  -------   ----
Balances, November 30, 1996........ 1,589,000   1,106    7,078      --     --
Purchase of shares.................       --      --       --    15,000    (98)
Net earnings.......................       --      --       605      --     --
                                    ---------  ------   ------  -------   ----
Balances, November 30, 1997........ 1,589,000   1,106    7,683   15,000    (98)
Cancellation of 15,000 shares......   (15,000)    (11)     (87) (15,000)    98
Purchase and cancellation of
 shares............................   (99,600)    (74)    (648)     --     --
Shares issued (Note 8).............    70,000     513      --       --     --
Net earnings.......................       --      --       240      --     --
                                    ---------  ------   ------  -------   ----
Balances, November 30, 1998........ 1,544,400  $1,534   $7,188      --    $--
                                    =========  ======   ======  =======   ====



   The accompanying notes are an integral part of these financial statements.

                               CEC RESOURCES LTD.

                       STATEMENTS OF CASH FLOWS (Note 4)

                                                      Year Ended November
                                                              30,
                                                     ------------------------
                                                      1998    1997     1996
                                                     ------  -------  -------
                                                     (in Canadian dollars)
                                                         (in thousands)
Net earnings........................................ $  240  $   605  $   526
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Depreciation, depletion and amortization..........  1,087      882      746
  Future income taxes...............................     61      299      299
  Other.............................................    --       --         9
Changes in operating assets and liabilities:
  Accounts receivable and other.....................   (134)    (221)     (17)
  Due to (receivable from) former Parent............    (18)      (6)      10
  Accounts payable..................................     93       12      159
  Income taxes payable (receivable).................     56       39      (78)
  Other current liabilities.........................    (19)     114        2
                                                     ------  -------  -------
  Net cash provided by operating activities.........  1,366    1,724    1,656
                                                     ------  -------  -------
Cash flows from investing activities:
  Proceeds from sale of oil and gas properties......     53       --       20
  Additions to oil and gas properties...............   (566)  (1,190)  (2,324)
  Additions to liquid extraction plant and other....    (51)     (75)     (29)
                                                     ------  -------  -------
  Net cash used in investing activities.............   (564)  (1,265)  (2,333)
                                                     ------  -------  -------
Cash flows from financing activities:
  Proceeds from issuance of common stock............    513      --       572
  Proceeds from exercise of stock options...........    --       --        32
  Purchase of common stock..........................   (722)     (98)     --
                                                     ------  -------  -------
  Net cash provided by (used in) financing
   activities.......................................   (209)     (98)     604
                                                     ------  -------  -------
Net increase (decrease) in cash and cash
 equivalents........................................    593      361      (73)
Cash and cash equivalents at beginning of year......  1,073      712      785
                                                     ------  -------  -------
Cash and cash equivalents at end of year............ $1,666  $ 1,073  $   712
                                                     ======  =======  =======
Supplemental disclosure of cash flow information:
  Cash paid (received) during the period for:
    Income taxes, net of refunds.................... $  (36) $     3  $   103
                                                     ======  =======  =======

   The accompanying notes are an integral part of these financial statements.

                              CEC RESOURCES LTD.

                       NOTES TO THE FINANCIAL STATEMENTS

(1) Formation and Operations of the Company

   CEC Resources Ltd. ("Resources" or "the Company") was incorporated as an Alberta, Canada corporation on May 31, 1955 and, since its acquisition in 1969 as a wholly-owned Canadian subsidiary by its former parent, Consolidated Oil & Gas, Inc., has been engaged in exploration, development and production of oil and gas reserves in Canada and oil and gas field services. Resources was a wholly-owned subsidiary of Columbus Energy Corp. ("Parent" or "Columbus") from 1984 until February 24, 1995 when 100% of the Resources shares were sold by its Parent to its shareholders or the public in a rights offering.

(2) Accounting Policies

   The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and require the use of management's estimates. The following is a summary of the significant accounting policies followed by the Company.

 Currency

   The amounts in these financial statements and notes thereto are in Canadian dollars, unless otherwise stated. The functional currency of the Company is Canadian dollars.

 Cash Equivalents

   For purposes of the statements of cash flows, the Company considers all short-term investments that are low risk, highly liquid and readily convertible to known amounts of cash, to be cash equivalents. Results of hedging activities, when employed, are included in cash flow from operations in the statements of cash flows.

 Oil and Gas Properties

   CEC records natural gas revenues on the entitlement method based on its percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold may differ from an owner's ownership percentage. Under entitlement accounting, a receivable is recorded when underproduction occurs and a payable when overproduction occurs. At November 30, 1998, Resources was neither underproduced or overproduced relative to its percentage ownership in its properties.

   The Company follows the full cost method of accounting whereby all costs associated with the acquisition of, exploration for and the development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenditures, drilling productive and non-productive wells and tangible production equipment. General and administrative expenses are capitalized to the extent such costs are directly associated with acquisition, exploration and development of oil and gas properties. Proceeds from the sale of petroleum and natural gas properties reduce capitalized costs without recognition of a gain or loss unless such a sale would significantly alter the rate of depletion and depreciation.

   Capitalized costs, including tangible production equipment, are depleted using the unit of production method based on proved reserves of oil and gas, before royalties, as estimated by independent engineers. For purposes of the calculation, oil and gas reserves are converted to a common unit of measure on the basis of six thousand cubic feet of gas to one barrel of oil. Depreciation of the liquid extraction plant and other assets are calculated using the straight line method over their estimated useful lives.

   In applying the full cost method, the Company performs a ceiling test which restricts the net capitalized costs from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on current prices and costs, after deducting estimated future operating costs, development costs, general and administrative expense and income tax expense.

                              CEC RESOURCES LTD.

   Estimated future site abandonment and restoration costs are provided using the unit of production method over the life of proven reserves with the current year provision included in depreciation, depletion and amortization expense. Site abandonment and restoration expenditures incurred are recorded as a reduction of the accumulated accrual.

 Income Taxes

   The liability method is used in measuring income taxes based on temporary differences including both timing differences and other differences between the tax basis of an asset or liability and its carrying amount in the financial statements. This method uses the tax rate and tax law expected to apply to taxable income in the periods in which the future income tax asset or liability is expected to be realized. The Company is subject to tax under applicable Canadian tax law.

 Field Services

   The Company recognizes revenue for field services provided to third parties from its one-third ownership in the Carbon area liquids extraction plant as well as from facilities in other fields at the time the services are rendered.

   The Company's share of the cost of providing such third party services is expensed and shown as "field services" cost.

 Earnings Per Share

   Basic earnings per share is calculated using the weighted average number of shares of common stock outstanding during the year. Fully diluted earnings per share is calculated assuming the exercise of outstanding options.

(3) Reclassification

   Effective for the 1998 fiscal year, Resources has classified its stockholders' equity to conform to Canadian laws in Alberta to combine stated capital and additional paid-in capital as share capital as well as to net the purchase of shares against those accounts when they are cancelled. Accordingly, year end stockholder equity balances for 1995 through 1997 have been reclassified as follows:

                                                            November 30,
                                                      --------------------------
                                                                      Additional
                                                       Share  Common   Paid-in
                                                      Capital Stock    Capital
                                                      ------- ------  ----------
      1995As previously reported..................... $  --   $ 300     $ 202
         Reclassification............................    502   (300)     (202)
                                                      ------  -----     -----
         As reclassified............................. $  502  $ --      $ --
                                                      ======  =====     =====
      1996As previously reported..................... $  --   $ 318     $ 788
         Reclassification............................  1,106   (318)     (788)
                                                      ------  -----     -----
         As reclassified............................. $1,106  $ --      $ --
                                                      ======  =====     =====
      1997As previously reported..................... $  --   $ 318     $ 788
         Reclassification............................  1,106   (318)     (788)
                                                      ------  -----     -----
         As reclassified............................. $1,106  $ --      $ --
                                                      ======  =====     =====

                              CEC RESOURCES LTD.

(4) Statements of Cash Flows

   The Company elected to adopt Canadian Institute of Chartered Accountants
(CICA) 1540, Cash Flow Statements for fiscal 1998. This statement requires a business enterprise to provide a statement of cash flows in place of a statement of changes in financial position. Application of this statement is required for fiscal years beginning on or after August 1, 1998, and earlier application is encouraged. Cash flow information for earlier years that is presented with corresponding information for the initial year of application is restated to conform to the requirements of CICA 1540 as follows:

      Year Ended November 30,   Net Cash Provided by      Net Cash Provided by
      1997                      Operating Activities (Used In) Investing Activities
      -----------------------   -------------------- ------------------------------
      As previously reported..         $2,108                   $(1,649)
      Restatement.............           (384)                      384
                                       ------                   -------
      As Restated.............         $1,724                   $(1,265)
                                       ======                   =======

   There are no restatements for the year ended November 30, 1996. The adjustments for 1997 were due to capital expense accruals that are excluded in calculating cash flows from investing activities.

(5) Oil and Gas Producing Activities

   The following tables set forth the capitalized costs related to oil and gas producing activities, costs incurred in oil and gas property acquisition, exploration and development activities, and results of operations for producing activities:

        CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
                                (in thousands)

                                                               November 30,
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
      Costs being amortized (a) (b).......................... $15,527  $15,383
      Less accumulated depreciation, depletion, amortization
       and valuation allowance...............................  (8,003)  (7,117)
                                                              -------  -------
        Total net properties................................. $ 7,524  $ 8,266
                                                              =======  =======

--------
(a) Excludes well facilities cost of $664,000 in 1998 and 1997 that are amortized on a straight-line basis.
(b) In 1998 and 1997 no costs are excluded from amortization.

              COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION,
                    EXPLORATION AND DEVELOPMENT ACTIVITIES
                                (in thousands)

                                                                 Year Ended
                                                                November 30,
                                                             ------------------
                                                             1998  1997   1996
                                                             ---- ------ ------
      Property acquisition costs:
        Proved.............................................. $ 10 $  --  $  --
        Unproved............................................  --      54     65
      Exploration costs.....................................   54    230    181
      Development costs.....................................  134  1,159  1,889
                                                             ---- ------ ------
          Total costs incurred.............................. $198 $1,443 $2,135
                                                             ==== ====== ======

During the three years ended November 30, 1998, no general and administrative expenses have been capitalized.

                              CEC RESOURCES LTD.

                RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
                                (in thousands)

                                                           Year Ended November
                                                                   30,
                                                           --------------------
                                                            1998   1997   1996
                                                           ------ ------ ------
      Sales............................................... $3,235 $3,451 $3,093
      Royalties, net of credits...........................    277    387    223
      Production (lifting) costs (a)......................    710    582    620
      Depletion and amortization (b)......................    949    746    614
                                                           ------ ------ ------
                                                            1,299  1,736  1,636
      Imputed income tax..................................    325    579    624
                                                           ------ ------ ------
      Results of operations from producing activities
       (excluding overhead and interest costs)............ $  974 $1,157 $1,012
                                                           ====== ====== ======

--------
(a) Production costs only include lease operating expenses.
(b) Depletion and amortization expense per equivalent barrel of production:
    1998--$4.02, 1997--$3.01, 1996 --$2.15

                                MAJOR CUSTOMERS

                                                 Year Ended November 30,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
      Customer 1
        Amount sold......................... $2,315,000  $2,190,000  $1,997,000
        Percent of revenue..................         72%         64%         65%
      Customer 2
        Amount sold......................... $  425,000  $  651,000  $  636,000
        Percent of revenue..................         13%         16%         21%

   The Company sells its own natural gas production in the Carbon and East Carbon areas directly to gas marketing companies. The operator of the gas processing plant pays Resources for liquids sold at the plant tailgate and those amounts are included in Customer 2.

   During the fourth quarter of 1998, the Company made a change in accounting estimate in proved reserves due to a significant decrease in proved developed non-producing and proved undeveloped reserves. The majority of this decrease is attributable to the unsuccessful completion of a well in the East Carbon area and additional offset well information. The effect of this change on current year operations was an increase in depletion expense of $190,000.

                              CEC RESOURCES LTD.

(6) Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                                                   Year Ended
                                                                  November 30,
                                                                 --------------
                                                                 1998 1997 1996
                                                                 ---- ---- ----
      Current:
        Federal................................................. $19  $--  $ 23
        Alberta................................................. --      4    2
                                                                 ---  ---- ----
                                                                  19     4   25
                                                                 ---  ---- ----
      Future:
        Federal.................................................  58   209  215
        Alberta.................................................   3    90   84
                                                                 ---  ---- ----
                                                                  61   299  299
                                                                 ---  ---- ----
          Total income tax expense.............................. $80  $303 $324
                                                                 ===  ==== ====

   The total tax provision has resulted in effective tax rates which differ from the statutory Federal income tax rates. The reasons for these differences are illustrated by the following table:

                                                                 Year Ended
                                                                November 30,
                                                               ----------------
                                                               1998  1997  1996
                                                               ----  ----  ----
                                                                 Percent of
                                                                   Pretax
                                                                  Earnings
      Federal Canadian and provincial statutory rates.........  45%   45%   45%
      Resource allowance...................................... (46)  (19)  (13)
      Crown royalties, net of credits.........................  26    14     6
      Statutory rate change................................... --    --      1
      Adjustments of prior year amounts and other............. --     (7)   (1)
                                                               ---   ---   ---
      Effective rate..........................................  25%   33%   38%
                                                               ===   ===   ===

   The tax effect of significant temporary differences representing Canadian deferred tax assets and liabilities and charges were as follows (in thousands):

                                                      Dec. 1, Current  Nov. 30,
                                                       1997   Activity   1998
                                                      ------- -------- --------
      Deferred income tax liabilities:
        Temporary differences, principally oil and
         gas properties.............................. $1,934    $61     $1,995
                                                      ======    ===     ======

   For Canadian income tax purposes, Resources has the following tax attributes available at November 30, 1998 to reduce future taxable income which have been included in calculating the temporary differences above:

  Accumulated property exploration and development costs of $1,696,000, earned depletion base of $1,167,000 and undepreciated capital cost of $1,152,000. The tax attributes of carryforward pools are included to determine the temporary differences shown as deferred tax liabilities. These attributes generally do not expire.

                              CEC RESOURCES LTD.

   The earnings before income taxes for financial statements differed from taxable income as follows (in thousands):

                                                      Year Ended November
                                                              30,
                                                     ------------------------
                                                      1998    1997     1996
                                                     ------  -------  -------
      Earnings before income taxes per financial
       statements................................... $  320  $   908  $   850
      Differences between income before taxes for
       financial statement purposes and taxable
       income:
        Book depletion, depreciation and
         amortization...............................  1,087      882      746
        Non-deductible crown royalties, net.........    190      286      126
        Capital cost allowance......................   (354)    (409)    (429)
        Resource allowance..........................   (329)    (379)    (241)
        Tax pools utilized..........................   (818)  (1,283)  (1,082)
        Earned depletion allowance..................    (22)     --       --
        Other.......................................     (7)      (5)      30
                                                     ------  -------  -------
      Canadian taxable income....................... $   67  $   --   $   --
                                                     ======  =======  =======

(7) Related Party Transactions

   The Company incurs certain direct and indirect general and administrative costs for management services provided by its former Parent in lieu of expanding the number of its own full-time employees. These costs are primarily for labor, related benefits and other overhead costs. The following table sets forth these costs, in thousands, for each period:

      Year Ended November 30, 1998........................................ $334
      Year Ended November 30, 1997........................................  394
      Year Ended November 30, 1996........................................  445

(8) Capital Stock

   During November 1996, the Company issued 79,000 shares of common stock at U.S. $5.25 per share by private placement using an investment letter under a Regulation D exemption of which 38,000 shares were purchased by Resources' then President and Chairman of the Board.

   During June 1998, McDonald Energy, LLC ("McDonald"), a Colorado limited liability company solely owned by Patrick R. McDonald, currently a director, President and Chief Executive Officer of Resources acquired 70,000 shares of common stock by direct purchase from Resources for U.S. $5.50 per share.

   On October 27, 1994 the Company's Board of Directors authorized an unlimited number of shares of preferred stock, no par value, none of which is currently issued.

   On October 27, 1994 the Company adopted an Employee Incentive Share Option Plan (the "Plan"). The Plan is administered by a committee appointed by the Board of Directors of the Company. The Plan authorizes the committee to grant options for up to 300,000 shares of the Company's common stock. The shares are to be issued out of the Company's authorized and unissued shares and will be issued as fully paid and non-assessable. Also, the number of Resources shares so reserved for issuance or subject to an option under the Plan to any one person may not exceed 5% of the number of Resources shares which are outstanding at the time of the granting of the option.

                              CEC RESOURCES LTD.

   Options may be granted to officers, directors and regular full and part-time employees of the Company and majority-owned subsidiaries. Options may be exercised starting one year after grant. The option term cannot be less than one year or more than five years from the date the option is granted. The option price may not be less than 100% of the fair market value of the last trading price on the date the option is granted.

   During 1996, the Board of Directors granted stock options for 30,000 shares at the exercise price of U.S. $5.50 per share and an option for 10,000 shares was exercised at the price of U.S. $3.25 per share. At November 30, 1996, there were 80,000 shares under option at prices ranging from U.S. $3.25 to U.S. $6.00 per share, of which 50,000 shares were exercisable.

   No options were granted in fiscal year 1997. At November 30, 1997, there were 80,000 shares under option at prices ranging from U.S. $3.25 to U.S. $6.00 per share, all of which were exercisable.

   During 1998, the Board of Directors granted stock options for 152,000 shares at exercise prices ranging from U.S. $4.625 to U.S. $5.50 per share and a stock option grant of 10,000 shares at U.S. $6.00 per share expired. At November 30, 1998 there were 222,000 shares under option at prices ranging from U.S. $3.25 to U.S. $6.00 per share, of which 70,000 shares are exercisable.

   On June 30, 1998, Resources entered into a Stock Purchase Agreement (the "Agreement") with McDonald. In connection with the Agreement, McDonald was granted a one-year option to purchase 250,000 shares of common stock at U.S. $6.00 per share, all of which are exercisable and were granted in addition to options granted to Mr. McDonald as a director and officer.

(9) Financial Instruments

   The nature of the Company's operations exposes the Company to fluctuations in commodity prices. The Company attempts to manage these risks by minimizing its commodity price exposure through the use of derivative contracts. Gain and losses on these contracts are deferred and recognized in income as an adjustment to oil and gas sales revenues during the period in which the physical product to which the contracts relate is actually sold.

   During the fourth quarter of 1998, the Company entered into three AECO C/N.I.T. based forward price hedge transactions. The terms of these transactions are as follows:

                               Daily Quantity Contract Quantity
          Period                 GigaJoules       GigaJoule     Price/GigaJoule
          ------               -------------- ----------------- ---------------
      Nov 98-Mar 99...........     1,055            159,000          $2.82
      Apr 99-Oct 99...........     1,055            226,000          $2.39
      Dec 98-Oct 01...........     1,055          1,125,000          $2.57

   The unrecognized gain on these contracts totaled $148,000 based on November 30, 1998 market values.

(10) Commitments and Contingent Liabilities

   The Company leases office space in Calgary, Alberta and Denver, Colorado. These leases are month-to-month with no related future minimum lease payments. Total rent expense for 1998, 1997 and 1996 was $64,000, $34,000 and $33,000,
respectively.

   The Company adopted a separation pay policy effective February 24, 1995 which covers all regular terminations and, in addition, certain "special" terminations of officers in the case of certain contractions and restrictions of the Company, or in the event of a change of control of the Company. At the discretion of the

                              CEC RESOURCES LTD.

Board of Directors, officers and non-officer employees may receive upon their retirement the same benefits they would have received upon a friendly change of control of the Company. As of November 30, 1998 no benefits are payable.

   Resources sells its natural gas production in the Carbon and East Carbon areas directly to certain gas marketing companies. At November 30, 1998 the Company had entered into three forward price hedge transactions, as described in Note 9. The majority of the Company's remaining gas is contracted to a gas marketing company on a deliverability basis and sold at published index prices less applicable transportation and marketing charges. The Company has assigned its firm transportation agreements through October 1999 but has reserved the right to obtain firm transportation service in its own name.

   The Company estimates that future costs of site abandonment and restoration of well sites, gas processing plant and other facilities will be $310,000 as of November 30, 1998 in addition to $165,000 already accrued as a liability. The estimated costs are being recognized on the unit of production basis over the life of the properties.

(11) Industry Segments

   The Company's business is primarily participating in (1) oil and gas exploration and development, and (2) field services.

   Summarized financial information concerning the business segments is as follows:

                                                   Year Ended November 30,
                                                   -------------------------
                                                    1998     1997     1996
                                                   -------  -------  -------
                                                       (in thousands)
      Operating revenues from unaffiliated
       services (a):
        Oil and gas............................... $ 3,007  $ 3,092  $ 2,888
        Services..................................     640      633      809
                                                   -------  -------  -------
          Total................................... $ 3,647  $ 3,725  $ 3,697
                                                   =======  =======  =======
      Depreciation, depletion and amortization:
        Oil and gas............................... $   952  $   749  $   617
        Services..................................     135      133      129
                                                   -------  -------  -------
          Total................................... $ 1,087  $   882  $   746
                                                   =======  =======  =======
      Operating income:
        Oil and gas............................... $   951  $ 1,344  $ 1,166
        Services..................................     357      316      436
        General corporate expenses................    (984)    (751)    (747)
                                                   -------  -------  -------
          Total operating income.................. $   324  $   909  $   855
      Other expense...............................       4        1        5
                                                   -------  -------  -------
      Earnings before income taxes................ $   320  $   908  $   850
                                                   =======  =======  =======
      Identifiable assets:
        Oil and gas............................... $10,063  $10,076  $ 8,804
        Services..................................   1,172    1,302    1,362
                                                   -------  -------  -------
          Total................................... $11,235  $11,378  $10,166
                                                   =======  =======  =======
      Additions to property and equipment:
        Oil and gas............................... $   258  $ 1,444  $ 2,135
        Services..................................       4       73       26
                                                   -------  -------  -------
          Total................................... $   262  $ 1,517  $ 2,161
                                                   =======  =======  =======

--------
(a) Inter-segment revenues of $394,000, $416,000 and $485,000 for 1998, 1997 and 1996, respectively, are included in services revenues and are offset by the same amounts in oil and gas operating expenses.

                              CEC RESOURCES LTD.

(12) Concentrations of Credit Risk and Financial Instruments

   The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable.

   The Company maintains demand deposit accounts with separate banks in Calgary, Alberta and Denver, Colorado. The Company also invests cash in the highest rated commercial paper of large Canadian companies, with maturities not over 30 days, which have minimal risk of loss. At November 30, 1998 the Company had $1,598,000 invested in such commercial paper.

   Most jointly owned oil and gas properties are operated by other companies who sell oil and liquids production to relatively large Canadian oil and gas purchasers (see Note 5) and who pay vendors of oil and gas services on the wells. The Company sells its own natural gas production in the Carbon and East Carbon Areas directly to certain gas marketing companies. The risk of non-payment by the purchasers or by those operators is monitored and is considered minimal. The Company does not obtain collateral from these purchasers to assure payment for sales to them. Joint interest receivables are subject to collection under the terms of operating agreements which provide lien rights to the operator.

   In management's judgment, termination by any purchaser under which its present sales are made would not have a material impact upon its ability to sell its production to another purchaser at similar prices. Also, because the Company has a high percentage of natural gas reserves, results of operations are particularly sensitive to current pricing. The sensitivity to current prices has been partially mitigated by the Company's use of financial instruments that provide a fixed sales price for a percentage of the Company's production.

(13) Generally Accepted Accounting Principles in Canada and the United States

   The financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with U.S. GAAP. Differences in disclosures which affect these financial statements are:

     (a) Under U.S. GAAP, cash (and cash equivalents) includes bank deposits, money market instruments, and commercial paper with original maturities of three months or less. Canadian GAAP permits the inclusion of temporary investments with maturities greater than 90 days in cash. The differences in measurement had no impact on classification in the balance sheets.

     (b) Basic earnings per share using U.S. GAAP is the same as basic earnings per share using Canadian GAAP. Diluted earnings per share using U.S. GAAP uses the "treasury stock method". Fully diluted earnings per share using Canadian GAAP assumes cash proceeds from the deemed exercise of stock options are invested in such a way as to earn a reasonable return but the number of shares remains the same.

     (c) Using the full cost accounting method under U.S. GAAP, the ceiling test is applied to capitalized costs using a 10% discount factor. There would be no impairment of the U.S. full cost pool under this method.

Stock Based Compensation Plans

   Using U.S. GAAP, the Company would have adopted in 1996, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company would have elected to continue to measure compensation costs for these plans using the current method of accounting under

                              CEC RESOURCES LTD.

Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation expense is recognized for stock options granted with an exercise price equal to the market value of Resources stock on the date of grant. Had compensation cost for the Company's stock option plan been determined using the fair-value method in SFAS No. 123, the Company's net income and earnings per share would have been as follows:

                                                                 Year Ended
                                                                November 30,
                                                              -----------------
                                                              1998  1997  1996
                                                              ----- ----- -----
                                                              (Thousand except
                                                                  per share
                                                                  amounts)
      Net income
        As reported.......................................... $ 240 $ 605 $ 526
        Pro forma............................................ $  90 $ 581 $ 526
      Earnings per share (basic)
        As reported.......................................... $0.16 $0.38 $0.35
        Pro forma............................................ $0.06 $0.37 $0.35

   Options are granted at 100% of fair market value on the date of grant. The following table is a summary of stock option transactions (reported in U.S. dollars) for the three years ended November 30, 1998:

                                                  1998       1997      1996
                                                ---------- --------- ----------
                                                Weighted   Weighted  Weighted
                                                 Average    Average   Average
                                                Exercise   Exercise  Exercise
                                                  Price      Price     Price
                                                 Shares     Shares    Shares
                                                ---------- --------- ----------
                                                   (options in thousands)
Shares under option at beginning of year.......  80  $5.44  80 $5.44  60  $5.04
Granted........................................ 152   5.26 --    --   30   5.50
Exercised...................................... --     --  --    --  (10)  3.25
Expired........................................ (10)  6.00 --    --  --     --
                                                ---        ---       ---
Shares under option at end of year............. 222   5.29  80  5.44  80   5.44
                                                ===        ===       ===
Options exercisable at Nov. 30.................  70   5.36  80  5.44  50   5.39
Shares available for future grant at end of
 year..........................................  68        210       210
Weighted-average fair value of options granted
 during the year...............................      $0.83       N/A      $1.28

   The following table summarizes information about the Company's stock options (reported in U.S. dollars) outstanding at November 30, 1998:

                              Options Outstanding (in      Options Exercisable
                                     thousands)               (in thousands)
                          -------------------------------- --------------------
                                       Weighted
                                        Average
                                       Remaining  Weighted             Weighted
                            Options   Contractual Average    Options   Average
                          Outstanding    Life     Exercise Exercisable Exercise
Range of Exercise Prices  At Year End   (Years)    Price   at Year End  Price
------------------------  ----------- ----------- -------- ----------- --------
$3.25--$4.75.............      50         4.2      $4.40        10      $3.25
$5.375--$5.50............     142         3.4       5.47        30       5.50
$5.75-- $6.00............      30         1.5       5.92        30       5.92
                              ---         ---      -----       ---      -----
$3.25--$6.00.............     222         3.3      $5.29        70      $5.36
                              ===         ===      =====       ===      =====

                              CEC RESOURCES LTD.

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                   1998   1996
                                                                   -----  -----
       Expected option life--years................................  1.70   3.00
       Risk-free interest rate....................................  5.31%  6.29%
       Dividend yield.............................................     0%     0%
       Volatility................................................. 28.35% 20.70%

   No options were granted during 1997.

(14) SUBSEQUENT EVENTS

   In December 1998, the Company acquired working interests in 16 producing natural gas wells and associated leaseholds in the Wayne-Rosedale Field, located in Alberta, Canada, effective September 1, 1998 for $2.3 million. The assets, liabilities, revenues and expenses for the period September through November 1998 have not been recorded as of November 30, 1998 because the closing did not take place until after year end.

   In December 1998, the Company secured a financing commitment. The initial commitment is a $2.5 million revolving production loan. The revolving phase of the loan will expire on April 30, 1999 and may be renewed by the bank. The interest rate on outstanding borrowings is the CIBC Prime Rate plus 3/4 of 1%.

                               CEC RESOURCES LTD.

                                 BALANCE SHEETS

                                                           August 31,  November
                          ASSETS                              1999     30, 1998
                          ------                           ----------- --------
                                                           (unaudited)
                                                               (in Canadian
                                                                 dollars)
                                                              (in thousands)
Current assets:
  Cash and cash equivalents...............................  $    --    $ 1,666
  Accounts receivable:
    Oil and gas sales.....................................       421       466
    Crown royalty refund and other........................       470       333
    Joint interest partners...............................        24         8
  Income tax receivable...................................        58         0
                                                            --------   -------
      Total current assets................................       973     2,473
                                                            --------   -------
Property and equipment:
  Oil and gas assets, full cost method....................    22,023    16,192
  Liquid extraction plant.................................     1,477     1,477
  Other property and equipment............................       200       108
                                                            --------   -------
                                                              23,700    17,777
  Less: Accumulated depreciation, depletion and
   amortization...........................................   (10,556)   (9,015)
                                                            --------   -------
  Net property and equipment..............................    13,144     8,762
                                                            --------   -------
  Other assets............................................     1,864       --
                                                            --------   -------
                                                            $ 15,981   $11,235
                                                            ========   =======
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Accounts payable........................................  $    282   $   237
  Income tax payable......................................         2         3
  Undistributed oil and gas production receipts...........       507       113
                                                            --------   -------
    Total current liabilities.............................       791       353
                                                            --------   -------
Future site restoration costs (Note 5)....................       221       165
Deferred income taxes (Note 3)............................     1,739     1,995
Long-term debt (Note 7)...................................     4,850       --
Stockholders' equity
  Preferred stock, authorized unlimited number of shares,
   no par value; none issued..............................
  Share capital, common stock, authorized unlimited number
   of shares, without nominal or par value; 1,521,400
   shares issued in 1999 and 1,544,400 in 1998............     1,512     1,534
  Retained earnings.......................................     6,868     7,188
                                                            --------   -------
    Total stockholders' equity............................     8,380     8,722
                                                            --------   -------
                                                            $ 15,981   $11,235
                                                            ========   =======

   The accompanying notes are an integral part of these financial statements.

                               CEC RESOURCES LTD.

                              STATEMENTS OF INCOME
                                  (Unaudited)

                                                                  Nine Months
                                                                 Ended August
                                                                      31,
                                                                 --------------
                                                                  1999    1998
                                                                 ------  ------
                                                                 (in Canadian
                                                                   dollars)
                                                                      (in
                                                                  thousands,
                                                                  except per
                                                                  share data)
Oil and gas sales............................................... $3,684  $2,380
Royalties.......................................................   (732)   (460)
Alberta royalty tax credit......................................    434     242
Field services..................................................     75     175
Other...........................................................      2      27
                                                                 ------  ------
  Total revenues................................................  3,463   2,364
                                                                 ------  ------
Lease operating expenses........................................    585     563
Field services..................................................     65     111
General and administrative......................................  1,522     615
Depreciation, depletion and amortization........................  1,597     686
                                                                 ------  ------
  Total costs and expenses......................................  3,769   1,975
                                                                 ------  ------
Operating income................................................   (306)    389
                                                                 ------  ------
Interest expense and other......................................    136     (23)
                                                                 ------  ------
Earnings before income taxes....................................   (442)    412
Provisions for income taxes (Note 3)............................   (254)    144
                                                                 ------  ------
Net earnings.................................................... $ (188) $  268
                                                                 ======  ======
Earnings per share.............................................. $(0.12) $ 0.17
                                                                 ======  ======
Basic........................................................... $(0.12) $ 0.17
                                                                 ======  ======
Average number of common shares outstanding
Basic...........................................................  1,529   1,542
                                                                 ======  ======
Fully diluted...................................................  1,529   1,546
                                                                 ======  ======


   The accompanying notes are an integral part of these financial statements.

                               CEC RESOURCES LTD.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                   For the Nine Months Ended August 31, 1999
                                  (Unaudited)

                                                                        Earnings
                                                      Shares    Amount  Retained
                                                     ---------  ------  --------
                                                       (in Canadian dollars)
                                                       (in thousands, except
                                                            share data)
Balances, November 30, 1998......................... 1,544,400  $1,534   $7,188
Purchase and cancellation of shares.................   (23,000)    (22)    (132)
Net earnings........................................       --      --      (224)
                                                     ---------  ------   ------
Balances August 31, 1999............................ 1,521,400  $1,512   $6,832
                                                     =========  ======   ======





   The accompanying notes are an integral part of these financial statements.

                               CEC RESOURCES LTD.

                        STATEMENTS OF CASH FLOW (Note 2)
                                  (Unaudited)

                                                                Nine Months
                                                                Ended August
                                                                    31,
                                                               ---------------
                                                                1999     1998
                                                               -------  ------
                                                                (in Canadian
                                                                  dollars)
                                                               (in thousands)
Net earnings.................................................. $  (188) $  268
Adjustments to reconcile net earnings to net cash provided by
 operating activities:........................................     --      --
  Depreciation, depletion and amortization....................   1,597     686
  Future income taxes.........................................    (256)    120
  Other.......................................................     (55)    --
Net change in operating assets and liabilities................     291     144
                                                               -------  ------
  Net cash provided by operating activities...................   1,389   1,218
                                                               -------  ------
Cash flows from investing activities:
  Additions to oil and gas properties.........................  (5,851)   (489)
  Additions to other assets...................................  (1,900)    --
                                                               -------  ------
  Net cash used in investing activities.......................  (7,751)   (489)
Cash flows from financing activities:
  Proceeds from long-term debt................................   4,850       0
  Proceeds from issuance of common stock......................             513
  Purchase of common stock....................................    (154)   (592)
                                                               -------  ------
  Net cash provided by (used in) financing activities.........   4,696     (79)
Net increase (decrease) in cash and cash equivalents..........  (1,666)    650
Cash and cash equivalents at beginning of period..............   1,666   1,073
                                                               -------  ------
Cash and cash equivalents at end of period.................... $     0  $1,723
                                                               =======  ======
Supplemental disclosure of cash flow information:
  Cash paid (received) during the period for:
    Income taxes, net of refunds.............................. $    40  $  (50)
                                                               -------  ------


   The accompanying notes are an integral part of these financial statements.

                              CEC RESOURCES LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                                  (Unaudited)

(1) Basis of Presentation

   The accompanying financial statements are for CEC Resources Ltd. ("Resources" or "Company"). Resources is an independent oil and gas company and was incorporated on May 31, 1955 under the Business Corporations Act (Alberta ) in Canada and was acquired by the former parent of Columbus Energy Corporation ("Columbus") in 1969 and by Columbus on July 31, 1984. It remained a wholly owned subsidiary of Columbus until spun-off from Columbus by a rights offering in February 1995.

   These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and require the use of management's estimates. These statements contain all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary to present fairly the financial position of the Company as of August 31, 1999 and November 30, 1998, and the results of its operations and of its cash flows for the periods presented. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year.

Currency

   The amounts in these financial statements and notes thereto are in Canadian dollars, unless otherwise stated. The functional currency of the Company is Canadian dollars.

Cash Equivalents

   For purposes of the statements of cash flow, the Company considers all short-term investments that are low risk, highly liquid and readily convertible to known amounts of cash to be cash equivalents. Results of hedging activities, when employed, are included in cash flow from operations in the statements of cash flow.

Oil and Gas Properties

   CEC records natural gas revenues on the entitlement method based on its percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold may differ from an owner's ownership percentage. Under entitlement accounting, a receivable is recorded when the underproduction occurs and a payable when overproduction occurs. At August 31, 1999, CEC was neither underproduced or overproduced relative to its percentage ownership in its properties.

   The Company follows the full cost method of accounting whereby all costs associated with the acquisition of, exploration for, and the development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenditures, drilling costs of productive and non-productive wells and tangible production equipment. General and administrative expenses are capitalized to the extent such costs are directly associated with acquisition, exploration and development of oil and gas properties. Proceeds from the sale of petroleum and natural gas properties reduce capitalized costs without recognition of a gain or loss unless such a sale would significantly alter the rate of depletion and depreciation.

   Capitalized costs, including tangible production equipment, are depleted using the unit of production method based on proved reserves of oil and gas, before royalties, as estimated by independent engineers. For purposes of the calculation, oil and gas reserves are converted to a common unit of measure on the basis of six thousand cubic feet of gas to one barrel of oil. Depreciation of the natural gas liquids processing plant and other property and equipment are calculated using the straight line method over their estimated useful lives.

                              CEC RESOURCES LTD.

                                  (Unaudited)

   In applying the full cost method, the Company performs a ceiling test which restricts the net capitalized costs from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on current prices and costs, after deducting estimated future operating costs, development costs, general and administrative expenses and income tax expense.

   Estimated future site abandonment and restoration costs are provided using the unit of production method over the life of proven reserves with the current year provision included in depreciation, depletion and amortization expense. Site abandonment and restoration expenditures incurred are recorded as a reduction of the accumulated accrual.

Field Services Business Segment

   The Company receives field service revenue generated by its share of natural gas processing fees at the Carbon gas plant. The portion of the plant processing fee revenue attributable to Resources own gas volumes processed by the plant is not reported as field service revenue, but instead offsets an identical amount otherwise chargeable to lease operating expenses. The Carbon plant also processes natural gas belonging to unrelated plant non-owners which represents the majority of Resources field services revenues. Field services revenues are recognized at the time the services are rendered.

   Resources also derives less significant revenues and net cash flow from other gathering and compression facilities in which it has ownership. Amounts applicable to Resources' own gas production volumes have likewise been eliminated from both revenues and expenses from these operations.

Income Taxes

   The liability method is used in measuring income taxes based on temporary differences including timing differences and other differences between the tax basis of an asset or liability and its carrying amount in the financial statements. The method uses the tax rate and the tax law expected to apply to taxable income in the periods in which the future income tax asset or liability is expected to be realized. The Company is subject to tax under applicable Canadian tax law.

Earnings Per Share

   Basic earnings per share are calculated using the weighted average number of shares of common stock outstanding during the period. Fully diluted earnings per share are calculated assuming the exercise of outstanding dilutive options.

(2) Statements of Cash Flow

   The Company elected for 1998 to adopt Canadian Institute of Chartered Accountants (CICA) 1540, Cash Flow Statements, which require a business enterprise to provide a statement of cash flow in place of a statement of changes in financial position. Application of CICA 1540 is required for fiscal years beginning on or after August 1, 1998. Cash flow information for prior years is restated to conform to the requirements of CICA 1540 as follows:

                              CEC RESOURCES LTD.

                                  (Unaudited)

                                                 Net Cash
                                                Provided by Net Cash Provided by
                                                 Operating  (Used In) Investing
                                                Activities       Activities
                                                ----------- --------------------
                                                     (In Canadian Dollars)
                                                         (in thousands)
      Nine Months Ended August 31, 1998
      As previously reported...................   $  835           $(106)
      Restatement..............................      383            (383)
                                                  ------           -----
      As Restated..............................   $1,218           $(489)
                                                  ======           =====

(3) Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                                                        Nine
                                                                       Months
                                                                       Ended
                                                                     August 31,
                                                                     -----------
                                                                     1999   1998
                                                                     -----  ----
      Current:
        Federal..................................................... $   2  $ 24
        Alberta.....................................................   --    --
                                                                     -----  ----
                                                                         2    24
                                                                     -----  ----
      Future:
        Federal.....................................................  (160)   68
        Alberta.....................................................   (96)   52
                                                                     -----  ----
                                                                      (256)  120
                                                                     -----  ----
      Total income tax expense...................................... $(254) $144
                                                                     =====  ====

   Total tax provision has resulted in effective tax rates which differ from statutory Federal income tax rates. The reasons for these differences are illustrated by the following table:

                                                                      Percent
                                                                     of Pretax
                                                                     Earnings
                                                                       Nine
                                                                      Months
                                                                       Ended
                                                                      August
                                                                        31,
                                                                     ----------
                                                                     1999  1998
                                                                     ----  ----
      Federal Canadian and provincial statutory rates...............  45%   45%
      Resource allowance............................................  28   (27)
      Crown royalties, net of credits............................... (19)   16
      Adjustments of prior year amounts and other...................   3     1
                                                                     ---   ---
      Effective Rate................................................  57%   35%
                                                                     ===   ===

   The tax effect of significant temporary differences representing deferred tax assets and liabilities and charges were as follows (in thousands):

                              CEC RESOURCES LTD.

                                  (Unaudited)

                                                            Current
                                                    Dec. 1,   Year   August 31,
                                                     1998   Activity    1999
                                                    ------- -------- ----------
      Deferred tax liabilities:
        Temporary differences, principally oil and
         gas properties............................ $1,995   $(256)    $1,739
                                                    ======   =====     ======

   For Canadian income tax purposes Resources has tax pools available at August 31, 1999 to reduce future taxable income. These pools include oil and gas property expenses of $4,235,000, development and exploration expenses of $1,042,000, earned depletion base of $1,170,000 and undepreciated capital costs of $2,465,000. The tax attributes of carryforward pools are included to determine the temporary differences shown as deferred tax liabilities. These attributes generally do not expire.

(4) Related Party Transactions

   Resources incurred certain direct and indirect general and administrative costs for services provided by its former Parent in lieu of expanding the number of its own full-time employees. These costs were primarily for labor, related benefits and other overhead costs as provided by an agreement between the parties. These costs were $54,000 and $271,000 for the nine months of 1999 and 1998, respectively. Effective March 31, 1999, this management agreement was terminated.

(5) Commitments

   The majority of the Company's natural gas is contracted to gas marketing companies on a deliverability basis and sold at published index prices less applicable transportation and marketing charges. The Company has temporarily assigned its firm transportation agreements through October, 1999 and has retained the option to obtain additional firm transportation service. At August 31, 1999, the Company had seven forward priced hedge contracts. These contracts allow the Company to receive fixed prices for a percentage of its production. The terms of these transactions are as follows:

                                             Daily     Contract
                                            Quantity   Quantity       Fixed
      Period                               GigaJoules GigaJoules Price/GigaJoule
      ------                               ---------- ---------- ---------------
      Apr 99-Oct 99.......................   1,055      226,000      $2.390
      Dec 98-Oct 01.......................   1,055    1,125,000      $2.570
      Apr 99-Oct 99.......................   1,000      214,000      $2.310
      Apr 99-Oct 99.......................     500      107,000      $2.220
      Nov 99-Oct 00.......................   1,000      366,000      $2.730
      Nov 99-Mar 00.......................     750      113,250      $3.620
      Apr 00-Oct 00.......................     750      160,500      $2.925

   The unrecognized loss on these contracts totaled $806,000 based on August 31, 1999 market values.

   The Company estimates that future costs of site abandonment and restoration of well sites, gas processing plants and other facilities will be $434,362 as of August 31, 1999 in addition to $221,000 already accrued as a liability. The estimated costs are being recognized on a unit-of-production basis over the life of the properties.

                              CEC RESOURCES LTD.

                                  (Unaudited)

(6) Acquisition of Oil and Gas Properties

   Between December 1998 and April 1999, Resources purchased producing oil and gas properties and natural gas gathering and compression facilities in Alberta, Canada. These acquisitions were accounted for as a purchase and considered "material" by management for purposes of pro forma disclosure. The following pro forma statement presents incremental results of operations for the current year and for the corresponding period of the preceding year as though the acquisitions had occurred at the beginning of the periods being reported on. Revenues and expenses subsequent to the purchase dates have been included in 1999 operating results and are not included in the incremental results.

   The incremental pro forma results below are not indicative of the results that would have occurred if the acquisitions had been in effect for the entire periods presented. The pro forma results are not intended to be a projection of future results. Financial information showing the incremental pro forma results of the acquisition is presented below:

                                                                  Nine Months
                                                                     Ended
                                                                   August 31,
                                                                  -------------
                                                                  1999    1998
                                                                  -----  ------
                                                                  (in Canadian
                                                                    dollars)
                                                                      (in
                                                                   thousands,
                                                                   except per
                                                                  share data)
      Revenues................................................... $ 168  $1,080
      Direct Operating Expenses..................................    64     510
      Depreciation & Depletion...................................   109     682
      Interest Expense...........................................    40     237
      Income Tax Expense (a).....................................   (15)   (122)
      Net Income.................................................   (30)   (227)
      Earnings per share......................................... (0.02)  (0.15)

--------
(a) Income taxes at Company's effective rate for the applicable period.

(7) Long-Term Debt

   The Company has a revolving loan from a bank used to finance acquisitions of oil and gas reserves and for normal operating requirements. The loan is secured by the Company's oil and gas assets and had a borrowing base of $5.0 million at August 31, 1999. On October 8, 1999, the commitment was increased to $6.5 million. The commitment will be reduced to $5.75 million upon closing of the BFC Acquisition. The interest rate on the outstanding borrowings is the bank's prime rate, plus 3/4% which has averaged 7.25% for the nine months ended August 31, 1999. The revolving phase of the loan will expire on April 30, 2000 and may be renewed by the bank. If the revolving commitment is not renewed by the bank the loan will be converted into a term loan and will be permanently reduced by way of consecutive monthly principal payments over a period not to exceed 36 months. Outstanding borrowings amounted to $4.5 million at August 31, 1999. The repayment schedule would be based on the technical review of the assets and the bank's determination of a reasonable cash flow to be available for principal reductions. The repayment mechanism requires the borrowing base to be reduced by a calculated amount and if current draws are not in excess of the reduced borrowing base there are no requirements for principal repayments. Based upon the most recent technical review by the bank, the estimated required repayments (or borrowing base reduction) required over the next twelve months would not exceed current draws, consequently there are no borrowings classified as current liabilities.

(8) Generally Accepted Accounting Principles in Canada and the United States

   The financial statements have been prepared in accordance with Canadian GAAP and differ in certain respects from financial statements which the Company would have made had its financial statements been prepared in accordance with United States GAAP. Differences between the two methods which affect these financial statements are:

     (a) Under U.S. GAAP, cash (and cash equivalents) includes bank deposits, money market instruments, and commercial paper with original maturities of three months or less. Canadian GAAP permits the inclusion in cash of temporary investments with maturities greater than 90 days. The differences in measurement had no impact on classification in the balance sheets.

     (b) Basic earnings per share using U.S. GAAP is the same as basic earnings per share using Canadian GAAP. Under U.S. GAAP, fully diluted earnings per share are reported using the "treasury stock method". Under Canadian GAAP, fully diluted earnings per share assumes that cash proceeds from the deemed exercise of stock options are invested by the Company in such a way as to earn a reasonable return. The number of shares used in the calculation is the same for both methods.

     (c) Under U.S. GAAP, the full cost accounting method requires that capitalized costs less related accumulated depletion and deferred income taxes may not exceed the sum of (1) the present value (discounted at 10%) of future net revenues from estimated production of proved oil and gas reserves; plus (2) the cost of properties not being amortized, if any, plus
  (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized if any, less (4) income tax effects related to differences in the book and tax basis of oil and gas properties. Using U.S. GAAP, there would not have been an impairment to the full cost pool.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification Of Directors And Officers

   Under the Colorado Business Corporation Act, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Colorado law provides that a director, officer or any other employee, fiduciary or agent, may be entitled to indemnification if: (1) the person conducted himself or herself in good faith; (2) the person reasonably believed, (a) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests, and (b) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which the director was adjudged liable on the basis that he or she derived an improper personal benefit.

   Our Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the full extent permitted under Colorado law. We have also entered into indemnification agreements with each of our executive officers and directors. The terms of these indemnification agreements are described in "Management-- Indemnification and Limitation of Liability."

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Carbon pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

   (a) Exhibits

  Exhibit
  Number                       Description of Exhibit
  -------                      ----------------------
  2        Articles of Incorporation of Carbon Energy Corporation.*
  3        Bylaws of Carbon Energy Corporation.*
  4        Specimen stock certificate representing shares of common stock of Carbon Energy Corporation.*
  5        Opinion of Holland & Hart LLP regarding the legality of the securities being registered.*
  8.1      Tax Opinion of Holland & Hart LLP, dated January 17, 2000.
  8.2      Tax Opinion of Bennett Jones, dated December 29, 1999.*
 10.1      1999 Stock Option Plan.*
 10.2      1999 Restricted Stock Plan.*
 10.3      Exchange and Financing Agreement dated October 14, 1999 among
           Carbon Energy Corporation, CEC Resources Ltd and Yorktown
           Energy Partners III, L.P.*
 10.4      Stock Purchase Agreement dated August 11, 1999 between
           Bonneville Pacific Corporation and CEC Resources Ltd.*
 10.5      Form of Indemnification Agreement between Carbon Energy
           Corporation and its officers and directors.*
 10.6      Form of Employment Agreement, dated as of October 29, 1999, between Carbon Energy Corporation and Patrick R. McDonald.*
 10.7      Form of Employment Agreement, dated as of October 29, 1999, between Carbon Energy Corporation and Kevin D. Struzeski.*
 10.8      Amended and Restated Credit Agreement dated as of May 31, 1994 among Bonneville Fuels Corporation, Bonneville Fuels Marketing
           Corporation, Colorado Gathering Corporation, Bonneville Fuels
           Operating Corporation and Bonneville Fuels Management
           Corporation ("Borrowers") and First Interstate Bank of Denver,
           N.A. ("Lender"); Revolving Note for $20,000,000 dated May 31,
           1994 from Borrowers to Lender; Promissory Note for $1,000,000 from Borrowers to Lender dated May 31, 1994; Term Note for
           $20,000,000 from Borrowers to Lender dated May 31, 1994; as amended by Note Modification Agreement dated April 1, 1995, among Borrowers and Lender; Amendment to Credit Agreement
           dated as of April 1, 1995 among Borrowers and Lender; Note
           Modification Agreement dated May 1, 1996 among Borrowers and
           Lender; Second Amendment to Credit Agreement dated as of April
           1, 1996 among Borrowers and Lender; Loan Transfer Agreement dated as of September 18, 1996 among Borrowers, Wells Fargo
           Bank (Colorado), N.A. formerly known as First Interstate Bank of Denver, N.A. and Colorado National Bank ("CNB"); Third
           Amendment of Amended and Restated Credit Agreement dated as of
           September 18, 1996 among Borrowers and CNB; Fourth Amendment of Amended and Restated Credit Agreement dated as of May 15,
           1998 among Borrowers and CNB and Fifth Amendment of Amended and Restated Credit Agreement dated as of June 1, 1999 among
           Borrowers and CNB.*
 23.1      Consent of Holland & Hart LLP (included in Exhibits 5 and
           8.1).*
 23.2      Consent of Arthur Andersen LLP.
 23.3      Consent of Hein + Associates LLP.
 23.4      Consent of PricewaterhouseCoopers LLP.

  Exhibit
  Number                   Description of Exhibit
  -------                  ----------------------
 23.5      Consent to Being Director of Harry A. Trueblood, Jr.*
 23.6      Consent of Reed W. Ferrill & Associates, Inc.*
 23.7      Consent of Sproule Associates Limited*
 23.8      Consent of Ryder Scott Company, L.P.*
 24        Power of Attorney.*
 27.1      Financial Data Schedule*
 27.2      Financial Data Schedule
 27.3      Financial Data Schedule

--------
   *Previously filed

Item 22. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to this registration statement to be signed on its behalf by the undersigned in the City of Denver, State of Colorado, on January 17, 2000.

                                          Carbon Energy Corporation

                                               /s/ Patrick R. McDonald
                                          By: _________________________________
                                                   Patrick R. McDonald
                                                        President

   In accordance with the requirements of the Securities Act of 1933, this registration statement was signed below by the following persons in the capacities and on the dates stated.

             Signature                           Title                    Date
             ---------                           -----                    ----


    /s/ Patrick R. McDonald          President (Principal           January 17, 2000
____________________________________  Executive Officer)
        Patrick R. McDonald

    /s/ Cortlandt S. Dietler         Director                       January 17, 2000
____________________________________
        Cortlandt S. Dietler


      /s/ David H. Kennedy*          Director                       January 17, 2000
____________________________________
          David H. Kennedy


     /s/ Bryan H. Lawrence*          Director                       January 17, 2000
____________________________________
         Bryan H. Lawrence

      /s/ Peter A. Leidel*           Director                       January 17, 2000
____________________________________
          Peter A. Leidel

     /s/ Kevin D. Struzeski*         Treasurer (Principal           January 17, 2000
____________________________________  Financial Officer and
         Kevin D. Struzeski           Principal Accounting
                                      Officer)


    /s/ Patrick R. McDonald

*By: __________________________
       Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  2      Articles of Incorporation of Carbon Energy Corporation.*

  3      Bylaws of Carbon Energy Corporation.*

  4 Specimen stock certificate representing shares of common stock of Carbon Energy Corporation.*

  5 Opinion of Holland & Hart LLP regarding the legality of the securities being registered.*

  8.1    Tax Opinion of Holland & Hart LLP, dated January 17, 2000.

  8.2    Tax Opinion of Bennett Jones, dated December 29, 1999.*

 10.1    1999 Stock Option Plan.*

 10.2    1999 Restricted Stock Plan.*

 10.3    Exchange and Financing Agreement dated October 14, 1999 among Carbon
         Energy Corporation, CEC Resources Ltd and Yorktown Energy Partners
         III, L.P.*

 10.4    Stock Purchase Agreement dated August 11, 1999 between Bonneville
         Pacific Corporation and CEC Resources Ltd.*

 10.5 Form of Indemnification Agreement between Carbon Energy Corporation and its officers and directors.*

 10.6    Form of Employment Agreement, dated as of October 29, 1999, between
         Carbon Energy Corporation and Patrick R. McDonald.*

 10.7    Form of Employment Agreement, dated as of October 29, 1999, between
         Carbon Energy Corporation and Kevin D. Struzeski.*

 10.8    Amended and Restated Credit Agreement dated as of May 31, 1994 among
         Bonneville Fuels Corporation, Bonneville Fuels Marketing Corporation,
         Colorado Gathering Corporation, Bonneville Fuels Operating Corporation and Bonneville Fuels Management Corporation ("Borrowers") and First
         Interstate Bank of Denver, N.A. ("Lender"); Revolving Note for
         $20,000,000 dated May 31, 1994 from Borrowers to Lender; Promissory
         Note for $1,000,000 from Borrowers to Lender dated May 31, 1994; Term
         Note for $20,000,000 from Borrowers to Lender dated May 31, 1994; as amended by Note Modification Agreement dated April 1, 1995, among
         Borrowers and Lender; Amendment to Credit Agreement dated as of April
         1, 1995 among Borrowers and Lender; Note Modification Agreement dated
         May 1, 1996 among Borrowers and Lender; Second Amendment to Credit
         Agreement dated as of April 1, 1996 among Borrowers and Lender; Loan
         Transfer Agreement dated as of September 18, 1996 among Borrowers,
         Wells Fargo Bank (Colorado), N.A. formerly known as First Interstate
         Bank of Denver, N.A. and Colorado National Bank ("CNB"); Third
         Amendment of Amended and Restated Credit Agreement dated as of September 18, 1996 among Borrowers and CNB; Fourth Amendment of
         Amended and Restated Credit Agreement dated as of May 15, 1998 among
         Borrowers and CNB and Fifth Amendment of Amended and Restated Credit
         Agreement dated as of June 1, 1999 among Borrowers and CNB.*
 23.1    Consent of Holland & Hart LLP (included in Exhibits 5 and 8.1).*

 23.2    Consent of Arthur Andersen LLP.

 23.3    Consent of Hein + Associates LLP.

 23.4    Consent of PricewaterhouseCoopers LLP.

 23.5    Consent to Being Director of Harry A. Trueblood, Jr.*

 23.6    Consent of Reed W. Ferrill & Associates, Inc.*

 23.7    Consent of Sproule Associates Limited*

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
 23.8    Consent of Ryder Scott Company, L.P.*

 24      Power of Attorney.*

 27.1    Financial Data Schedule*

 27.2    Financial Data Schedule

 27.3    Financial Data Schedule

--------
   *Previously filed